# Anthem.

## 2021 Notice of Annual Meeting of Shareholders and Proxy Statement



AGILITY · LEADERSHIP · INTEGRITY · COMMUNITY · DIVERSITY ·

N

May 26, 2021
Indianapolis, IN

# About Anthem, Inc.

Anthem is a leading health benefits company, striving to improve the health of humanity, and dedicated to improving lives and communities, and making healthcare simpler. Through its affiliated companies, Anthem serves more than 110 million people, including 42.9 million within its family of health plans. We aim to be the most innovative, valuable and inclusive partner. For more information, please visit www.antheminc.com or follow @AnthemInc on Twitter.

**Nearly 1 in 8 Americans or 42.9 million**
total medical members in affiliated health plans

**More than 110 million**
total lives served
*Q4 2020 data*



- BC or BCBS licensed plans (4)
- BC or BCBS licensed plans + Medicaid presence (10)
- Medicaid presence (13)
- Medicare presence (26)

**14 states**
BC or BCBS plan (total)

**23 states**
Medicaid presence (total)

**26 states**
Medicare presence

Service area includes all or portions of state as of March 1, 2021

## Our Subsidiaries Include





























Amerigroup (An Anthem Company), AIM SpecialtyHealth, Aspire Health, beacon health options, CareMore Health, DeCare Dental, HealthCore, HealthSun Health Plans, IngenioRx, Legato Health Technologies, Meridian Resource Company LLC, National Government Services, Simply healthcare, UniCare (An Anthem Company)

# Letter from Our President and Chief Executive Officer

**April 9, 2021**

### Dear Fellow Shareholders,

We look forward to welcoming you to Anthem's 2021 Annual Meeting, to be held virtually via webcast on May 26, 2021 at 9 a.m. Eastern Daylight Time. Our Annual Meeting is an opportunity to look back on our 2020 performance as well as our growth plans for 2021.

Over the past year, we've grown and adapted, and the efforts we've made to simplify our business and transform our products and solutions have only accelerated in the context of COVID-19. As part of our ongoing evolution, we've also embraced our new purpose of *Improving the Health of Humanity*. Our purpose serves as our North Star and is foundational to driving business results in a socially responsible manner.

At the onset of the pandemic, Anthem responded quickly and took bold steps to meet the needs of our associates, consumers and communities. Given the challenges we witnessed in 2020, we knew it was the right time to amplify our actions to focus on the 'social' component of our ESG sustainability principles and practices. We're committed to eradicating health disparities and racial inequities across our local markets with a focus on social drivers of health. Our focus on community health will continue to be a strategic priority for us and an important part of our overall long-term success.

From a financial perspective this past year, Anthem delivered solid performance with growth across all of our businesses. Year-over-year, our operating revenue grew by 17% to $120.8 billion, income before income tax expense grew by 4.2% to $6.2 billion and operating gain grew by 6% to $6.4 billion. Our medical membership increased by 1.9 million members to 42.9 million members as of year-end.

Looking ahead, we are focused on delivering on consumer demands for simplicity and affordability, while creating positive and sustainable change in our local communities. We move into 2021 with a bold agenda to grow and transform our business and fundamentally improve the healthcare experience for those we serve.

Included in this proxy statement you will find details for attending the Annual Meeting webcast. Also enclosed are details for how and when to vote. We encourage you to vote either online, by mail or by telephone to ensure your shares are represented.

Thank you for your continued investment in our Company.

Sincerely,

*Gail K. Boudreaux*

**Gail K. Boudreaux**
President and Chief Executive Officer



*"Our focus on community health will continue to be a strategic priority for us and an important part of our overall long-term success."*

# Letter from Independent Chair of the Board

**April 9, 2021**

## Dear Fellow Shareholders,

As your Board of Directors, we take our responsibilities very seriously and are committed to representing your interests in the long-term. We believe our shareholders are best served when the Company achieves sustainable results in a responsible manner. We are pleased with the Company's performance and are proud to share specific actions that the Board has taken in the past year.



**Purpose & Culture.** The Board worked collaboratively with management to adopt a new purpose statement in 2020 of *Improving the Health of Humanity*. Against the backdrop of the COVID-19 pandemic, we oversaw the Company's focus on whole person care and community health. The Company undertook numerous actions to support our associates, consumers and communities to combat the pandemic and address health disparities and social inequities. As part of our strategic oversight, we ensure that the Company's purpose, as well as its mission, vision and values, are embedded in the Company's strategy and business plans.

The Board recognizes the importance of culture in achieving long-term success and is supporting management in the shaping, changing and guarding of the Company's culture. We are updated regularly on initiatives in this area and monitor our progress toward our goals. In addition, we focus on the "tone at the top" to ensure that management sets appropriate ethical standards taking into account all of our constituents, and that all associates feel engaged and part of the effort to better meet the health needs of our consumers. We are proud that the Company was included in the Forbes JUST 100 for a second consecutive year and ranked first for healthcare providers and services.

*"The Board worked collaboratively with management to adopt a new purpose statement in 2020 of Improving the Health of Humanity."*

**Board Skills, Diversity & Refreshment.** Board succession planning is also essential to the Company's success. As Chair, I have the privilege to work with a highly qualified and diverse group of board colleagues who bring thought leadership, perspective and accountability to their roles in overseeing the talented executive team at Anthem. Your Board is highly diverse in terms of background, expertise, ethnicity, age and gender, and includes four women directors and four ethnically diverse directors. The key leadership positions of Chair of the Board, Chair of the Compensation and Talent Committee, Chair of the Governance Committee and President and CEO are held by diverse directors. We believe that having leaders and decision makers who represent the breadth of our communities is important for the Company's success.

Refreshing your Board with new perspectives and ideas is critical to ensuring that it remains strategic, inclusive and forward-looking. Each year, we conduct a rigorous evaluation process, including board and individual director evaluations facilitated by an external party. Over the past couple of years, two new directors have joined the Board and two directors have retired. In addition, our long-term, valued director Julie Hill will be retiring at the Annual Meeting. The Board recognizes Julie for her significant contributions to the Company's success and her exemplary service to the Board in many roles, including most recently Chair of the Governance Committee.

**Environmental, Social & Governance (ESG).** We believe our ESG practices promote the long-term interests of our shareholders and strengthen Board and management accountability. As overseers of risk and stewards of long-term enterprise value, we play a vital role in overseeing the ESG impacts and related risks on the Company's operating model, long-term performance and stakeholders.

The Board's Governance Committee is responsible for establishing the Company's corporate governance practices, as well as monitoring the Company's social responsibility and environmental sustainability initiatives. In recognition of the importance of diversity and inclusion, we recently expanded the responsibilities of the Board's Compensation and Talent Committee to include monitoring the Company's programs and practices related to workforce diversity and inclusion. We are proud that the Company joined the UN Global Compact this past year and was named to the 2020 Dow Jones Sustainability North America and World Indices for a third consecutive year in recognition of our ESG practices.

On behalf of the Board, thank you for investing in Anthem.

Sincerely,

*Elizabeth E. Tallett*

**Elizabeth E. Tallett**
Independent Chair of the Board

# Anthem, Inc.
# Notice of Annual Meeting of Shareholders



### DATE AND TIME
Wednesday, May 26, 2021
9:00 a.m. Eastern Daylight Time



### VIRTUAL MEETING
Virtual-only meeting format, via live audio webcast at:
www.meetingcenter.io/267442224
Meeting Password: ANTM2021



### RECORD DATE
Shareholders of record on March 22, 2021 are entitled to vote.

## Voting Items

| Proposals | Board Vote Recommendation | For Further Details |
| --- | --- | --- |
| 1. Election of Three Directors | ✓ **"FOR"** each director nominee | ↗ Page 11 |
| 2. Advisory vote to approve the compensation of our Named Executive Officers | ✓ **"FOR"** | ↗ Page 41 |
| 3. Ratification of Ernst & Young LLP as Auditors for 2021 | ✓ **"FOR"** | ↗ Page 72 |

Shareholders will also act on other business properly presented at the Annual Meeting.

Due to the ongoing public health impact of the COVID-19 pandemic, the Annual Meeting will be held in a virtual format only, via live audio webcast, to provide a safe experience for our shareholders, associates and the community. Shareholders who participate in the virtual Annual Meeting may vote, submit questions and view the list of our shareholders of record during the Annual Meeting. Please see additional information on the Annual Meeting beginning on page 77.

It is important that your shares be represented and voted at the Annual Meeting. Whether or not you plan to participate in the Annual Meeting, we urge you to vote your shares as described below and in the accompanying materials.

By Order of the Board of Directors,

*Kathy S. Kiefer*

**Kathleen S. Kiefer**
Corporate Secretary

## You can vote in any of the following ways:



Scan the QR code that is located on your proxy card, E-Proxy Notice or voting instruction form to vote **WITH YOUR SMARTPHONE**



Visit the website listed on your proxy card, E-Proxy Notice or voting instruction form to vote **VIA THE INTERNET**



Call the telephone number on your proxy card or voting instruction form to vote **BY TELEPHONE**



If you received printed proxy materials, sign, date and return your proxy card or voting instruction form in the envelope provided to vote **BY MAIL**



Log in to the live audio webcast with your control number to vote **ONLINE** during the Annual Meeting

---

**Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on May 26, 2021. The Notice of Annual Meeting of Shareholders, Proxy Statement and 2020 Annual Report on Form 10-K are available at: www.envisionreports.com/antm.**

# Table of Contents

# Proxy Statement Summary

*This proxy statement and our Annual Report on Form 10-K for the year ended December 31, 2020 (the "2020 Annual Report on Form 10-K") are being made available to shareholders on or about April 9, 2021. On or about April 9, 2021, we mailed a printed copy of our proxy materials to our shareholders who had requested them and mailed a notice of internet availability of proxy materials, which contains instructions on how to access and review these materials and vote online, to all of our other shareholders. The following is a summary of certain key disclosures in this proxy statement. This is only a summary, and it may not contain all of the information that is important to you. For more complete information, please review the entire proxy statement as well as our 2020 Annual Report on Form 10-K.*

## Proposal 1

### Election of Directors

Three directors have been nominated for election to hold office for a term to expire at the 2024 annual meeting:

- Lewis Hay, III
- Antonio F. Neri
- Ramiro G. Peru

 The Board recommends a vote **FOR** each director nominee.

↗ Page 11

## Proposal 2

### Advisory Vote to Approve the Compensation of Our Named Executive Officers

Our executive compensation program (the "Total Rewards" program) is designed to attract, engage, motivate and retain a talented team of executive officers and to appropriately reward those executive officers for their contribution to our business, our consumers and our shareholders. This proposal gives our shareholders the opportunity to express their views on the compensation of our Named Executive Officers ("Say-on-Pay").

 The Board recommends a vote **FOR** this proposal.

↗ Page 41

## Proposal 3

### Ratification of the Appointment of Independent Registered Public Accounting Firm

The Audit Committee has selected Ernst & Young LLP to continue serving as our independent registered public accounting firm for the year ending December 31, 2021.

 The Board recommends a vote **FOR** this proposal.

↗ Page 72

# Our Culture is Our Foundation

## Our Purpose
Improving the Health of Humanity.

## Our Mission
Improving Lives and Communities. Simplifying Healthcare. Expecting More.

## Our Vision
Be the most innovative, valuable and inclusive partner.

## Our Values

| LEADERSHIP | COMMUNITY | INTEGRITY | AGILITY | DIVERSITY |
|---|---|---|---|---|
| Redefine what's possible. | Committed, connected, invested. | Do the right thing, with a spirit of excellence. | Deliver today — transform tomorrow. | Open your hearts and minds. |

## 2020 Performance Highlights



**TOTAL OPERATING REVENUE**
($ in billions)

| 12.9% | 17.1% |
|---|---|
| Increase 2018-2019 | Increase 2019-2020 |

2018: $91.34
2019: $103.14
2020: $120.81

**NET INCOME PER DILUTED SHARE**

| 30.2% | 2.7% |
|---|---|
| Increase 2018-2019 | Decrease 2019-2020 |

2018: $14.19
2019: $18.47
2020: $17.98

**ADJUSTED NET INCOME PER DILUTED SHARE***

| 22.3% | 15.6% |
|---|---|
| Increase 2018-2019 | Increase 2019-2020 |

2018: $15.89
2019: $19.44
2020: $22.48

\*  Please refer to the GAAP reconciliation table in Annex A for information on Adjusted Net Income Per Diluted Share.

- Medical membership grew by 1.9 million members to 42.9 million members as of December 31, 2020.
- Total Operating Revenue growth of 17.1% was driven by growth across all of our businesses.
- Income before income tax expense increased by 4.2% to $6.2 billion for 2020, as compared to $6.0 billion in 2019, while Operating Gain increased by 6.0% to $6.4 billion for 2020, as compared to $6.0 billion for 2019. Please refer to the GAAP reconciliation table in Annex A for information on Operating Gain.
- Our closing stock price increased by approximately 6.3% from $302.03 on December 31, 2019 to $321.09 on December 31, 2020. In addition, the Company paid cash dividends totaling $3.80 per share in 2020.
- We committed more than $2.5 billion in direct support and assistance in 2020 to ease the burden of the COVID-19 pandemic among our customers, care providers, associates and nonprofit partners. These efforts included extended cost-share waivers, premium credits, provider grants and community relief and supports.
- We acquired Beacon Health Options, Inc., which was the largest independently held behavioral health organization in the country, in February 2020.
- Anthem was named to the 2020 Dow Jones Sustainability North America and World Indices for the third consecutive year and was included on the Forbes JUST 100 list for a second consecutive year, continuing to rank first in the healthcare providers and services category.
- Our solid performance is reflected in the compensation that our Named Executive Officers ("NEOs") earned for 2020.

# Board Commitment to Diversity

Diversity is a cornerstone *value and priority for our Board*.

### GENDER DIVERSITY OF BOARD



**4 of 10**
Directors
are Women

### ETHNIC DIVERSITY OF BOARD



**4 of 10**
Directors are
Ethnically Diverse

### TENURE DIVERSITY OF BOARD

**2 Directors**
10+ years

**4 Directors**
6-9 years



**7.6
Years**
Average
Tenure

**4 Directors**
0-5 years

### AGE DIVERSITY OF BOARD

**3 Directors**
≥66
years old

**4 Directors**
60-65
years old



**63
Years**
Average
Age

**3 Directors**
≤59
years old

| FEMALE LEADERSHIP IN KEY ROLES | ETHNICALLY DIVERSE LEADERSHIP | 9 OF 10 INDEPENDENT DIRECTORS | 7 OF 10 |
|---|---|---|---|
| Independent Board Chair President and CEO Governance Committee Chair | Compensation and Talent Committee Chair | including 2 added since 2018 | Directors are **DIVERSE BASED ON GENDER AND/OR ETHNICITY** |

# Director Skills, Experiences and Attributes

The following matrix provides summary information about our directors' skills, experiences and attributes. More detailed information is provided under "Corporate Governance — The Board of Directors — Desired Skills, Experiences and Attributes" beginning on page 13 and in each director's biography beginning on page 15.

| Skills, Experiences and Attributes | Boudreaux | Clark | Dixon | Hay | Hill | Jallal | Neri | Peru | Schneider | Tallett |
|---|---|---|---|---|---|---|---|---|---|---|
| **CEO** | ✓ | ✓ |  | ✓ | ✓ | ✓ | ✓ |  | ✓ | ✓ |
| **COO / Executive Leadership** | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| **Insurance Industry** | ✓ |  |  |  |  |  |  |  | ✓ | ✓ |
| **Finance / Capital Markets** | ✓ | ✓ |  | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| **Healthcare Industry** | ✓ | ✓ |  |  | ✓ | ✓ |  |  |  | ✓ |
| **Marketing / Consumer Insights** |  | ✓ | ✓ | ✓ | ✓ |  | ✓ |  | ✓ | ✓ |
| **Technology** | ✓ |  | ✓ | ✓ |  |  | ✓ | ✓ | ✓ |  |
| **Regulatory / Public Policy** | ✓ |  |  | ✓ |  |  |  |  | ✓ | ✓ |
| **ESG** |  | ✓ | ✓ | ✓ | ✓ |  |  |  |  | ✓ |
| **Diversity** | ✓ |  | ✓ |  | ✓ | ✓ | ✓ | ✓ |  | ✓ |

# Corporate Governance Highlights

Our corporate governance policies and practices reflect our commitment to effective corporate governance and high ethical standards:

## BOARD / COMMITTEE INDEPENDENCE

- Separate CEO and Independent Board Chair
- Independent Board – 9 of 10 directors
- Fully independent Audit, Compensation and Talent, Finance and Governance Committees

## BOARD PRACTICES

- Annual Board, committee and individual director performance evaluations facilitated by an external party
- Independent directors hold executive sessions
- Board oversees Enterprise Risk Management activities

## ACCOUNTABILITY

- Majority voting for uncontested director elections
- Proxy access for shareholder-nominated director nominees
- Commitment to declassify the Board if the Blue Cross and Blue Shield Association requirement for a classified board is no longer applicable

## STOCK OWNERSHIP / COMPENSATION

- Significant director and executive stock ownership requirements and holding restrictions
- Clawback policy for executive officers' incentive compensation, including for reputational harm
- Policy against short sales, hedging and pledging stock for directors and all associates, including our executive officers
- Rigorous establishment and oversight of incentive measures, goals and pay / performance relationship
- Say-on-Pay advisory vote conducted annually
- Pre-established grant dates for equity awards to executive officers

- Limited executive perquisites
- Double-trigger change-in-control provisions
- No re-pricing of stock options or stock appreciation rights without shareholder approval
- No change-in-control excise tax gross-ups
- No guaranteed annual salary increases or bonuses
- No compensation plans which encourage excessive risk taking
- Independent compensation consultant

# Corporate Responsibility Highlights

We are committed to the health and well-being of the world around us and are proud of our many corporate responsibility initiatives and recognitions. Our Governance Committee monitors our corporate social responsibility and environmental sustainability initiatives and performance. Areas of focus include our consumers, our communities, our associates and our environment, as briefly described below.

More information about our sustainability practices is in our Corporate Responsibility Report, which is prepared in accordance with the Global Reporting Initiative ("GRI") Core Reporting Guidelines and includes Sustainability Accounting Standards Board ("SASB") metrics. The report can be found at www.anthemcorporateresponsibility.com/gri-index.

### Our Consumers

**60%** of our healthcare spending in 2020 was in **value-based care** models

Acquired **Beacon Health**, a behavioral health company, in 2020

Use of Live Health Online, our telehealth solution, and other **telehealth services** grew exponentially in 2020

### Our Communities

**$100 million** pledged, with half to respond to COVID-19 and half to focus on social injustice and health inequities

Over **$45 million** in active grants and sponsorships supporting over **500** nonprofit organizations

Nearly **110,000 volunteer hours** by our associates and **$6.7 million** donated through Associate Engagement Programs

### Our Associates

Over **90%** of our associates participated in monthly "Culture Conversations"

Our managers are diverse, with **63%** being women and **35%** being ethnically diverse in the U.S.

Over **11,500** associates participate in our nine associate resource groups

### Our Environment

Commitment to **100% renewable energy** by 2025

Over **40% reduction** of our scope I and II greenhouse gas intensity since baseline 2013, achieving our first generation target

Over **50%** of our real estate is **certified** under third party sustainability programs

# Corporate Responsibility Recognition

We are proud to have been recognized for our corporate responsibility efforts. We have included some examples below, and you can find additional information on the inside back cover of this proxy statement.

Member of
Dow Jones Sustainability Indices
Powered by the S&P Global CSA

Anthem, Inc. was named to the 2020 Dow Jones Sustainability North America and World Indices (DJSI). This marks the third consecutive year Anthem has been recognized by the DJSI for leadership in sustainability.



America's Most JUST Companies
#1 IN HEALTH CARE PROVIDERS
Forbes 2021

Anthem, Inc. was included in the Forbes JUST 100 list for a second consecutive year, continuing to rank first in the health care providers and services category.



ISS QualityScore 1
ENVIRONMENTAL SOCIAL GOVERNANCE
Highest Rating By
INSTITUTIONAL SHAREHOLDER SERVICES

Anthem, Inc. has a perfect 1/1/1 QualityScore from Institutional Shareholder Services (ISS), ranking first in the managed healthcare sector (as of February 2021).

SUSTAINALYTICS
a Morningstar company
ESG INDUSTRY TOP RATED 2021
#1 IN MANAGED HEALTHCARE COMPANIES





Anthem, Inc. has been named a 2021 ESG Industry Top-Rated Company by Sustainalytics. In addition, Anthem is ranked first in the managed healthcare subindustry for lowest ESG risk and second out of nearly 500 global companies in the healthcare industry (as of February 2021).

## Compensation Highlights

**Pay-for-performance** - Our Total Rewards program emphasizes performance-based compensation in the form of our Annual Incentive Plan ("AIP") and annual grants of long-term, equity-based incentives under the shareholder-approved 2017 Anthem Incentive Compensation Plan (the "Incentive Plan" or "LTIP"). As such, our pay-for-performance philosophy seeks to align the interests and rewards of our NEOs with the long-term interests of our shareholders and drives the achievement of our purpose, vision and mission, while operating within our values.

**Balanced mix of financial and operational measures** - The Compensation and Talent Committee used a balanced scorecard for the AIP for our executive officers with a 50% weighting for Adjusted Net Income, a 20% weighting for Operating Revenue and a total of 30% weightings for operational performance measures, namely, Provider Collaboration (10%), Star Ratings (10%) and Consumer Effort (10%). Our performance stock units granted under the Incentive Plan in 2020 use Operating Revenue and Adjusted Net Income as performance measures. Please refer to the GAAP reconciliation table in Annex A for information on Adjusted Net Income.

**Reward long-term growth and sustained success** - The majority of our executive officers' compensation is in equity awards, which encourages long-term growth and sustained success.

## Primary Components of 2020 Target Compensation

The pay mix for our CEO and our other NEOs during 2020 reflects our executive compensation philosophy that emphasizes performance-based compensation over fixed compensation. As reflected in the charts below, the mix of total target compensation granted in 2020 to our NEOs was heavily weighted toward performance-based and long-term incentive compensation, with long-term incentive awards making up approximately 75% of 2020 total target compensation for our CEO and an average of 66% of 2020 total target compensation for our other NEOs.



CEO
37.5%
Performance Stock Units
9%
Base Salary
16%
AIP
75%
Long-Term Incentive Plan / Equity
18.75%
Restricted Stock Units
18.75%
Stock Options

OTHER NEOs
33%
Performance Stock Units
17%
Base Salary
17%
AIP
66%
Long-Term Incentive Plan / Equity
16.5%
Restricted Stock Units
16.5%
Stock Options

# Corporate Governance

## Election of Directors

We are asking our shareholders to elect Lewis Hay, III, Antonio F. Neri and Ramiro G. Peru to the Board, each for a three-year term to expire at our 2024 annual meeting. Julie A. Hill will continue to serve as a director through the date of the Annual Meeting, but she is not eligible for election due to our mandatory retirement age policy. Each of the nominees for director is presently a director, and each has consented to being named as a nominee in this proxy statement and has indicated a willingness to serve if elected. As more fully described in the following pages, we believe each nominee is qualified with unique skills, experiences and attributes that are beneficial to our Company.

The Board currently consists of ten directors divided into three classes. Our Articles of Incorporation provide that the total number of directors should be divided into three classes with each class containing approximately one-third of the total directors. Currently, the class of 2021 contains four directors, including Ms. Hill whose term expires at the Annual Meeting, and the classes of 2022 and 2023 contain three directors each. This classified Board structure is one of the specific requirements imposed by the Blue Cross and Blue Shield Association ("BCBSA") in license agreements with all Blue Cross Blue Shield licensees, including us. However, our Articles of Incorporation provide that we will declassify the Board if the BCBSA requirement for a classified board is no longer applicable to us. The term of one class of directors expires each year. Generally, each director serves until the annual meeting of shareholders held in the year that is three years after such director's election and until such director's successor is elected and has qualified. In addition, directors are no longer eligible for election after reaching 72 years of age.

 The Board of Directors unanimously recommends a vote **FOR** Proposal 1, the election as directors of Lewis Hay, III, Antonio F. Neri and Ramiro G. Peru.



# The Board of Directors

## Identifying and Evaluating Nominees for Directors

The Governance Committee utilizes a variety of methods for identifying and evaluating nominees for director. The Governance Committee assesses the appropriate size of the Board and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Governance Committee considers, subject to the restrictions in our Bylaws, whether the vacancy should be filled and if so, various potential candidates for director. Candidates may come to the attention of the Governance Committee through current Board members, management, professional search firms, shareholders or other persons. These candidates are evaluated at regular or special meetings of the Governance Committee and may be considered at any point during the year.

### Shareholder Recommendations of Director Candidates

The Governance Committee considers and recommends candidates for the Board. It reviews all nominations submitted to the Company as described above under "Identifying and Evaluating Nominees for Directors," including individuals nominated by shareholders to be included in our proxy statement. In evaluating such nominations, the Governance Committee seeks to achieve a balance of skills, experiences, qualifications and attributes on the Board and to address the membership criteria set forth below under "Director Qualifications." Any shareholder recommendations proposed for consideration by the Governance Committee must include the nominee's name and qualifications for Board membership and must be addressed to our Secretary at Anthem, Inc., 220 Virginia Avenue, Mail No. IN0204-A381, Indianapolis, Indiana 46204. Following verification that the persons recommending director candidates are shareholders and verification that any other required information has been properly submitted by such persons, recommendations are aggregated and considered by the Governance Committee at a regularly scheduled meeting. If any materials are provided by shareholders in connection with the recommendation of a director candidate, such materials are forwarded to the Governance Committee.

In addition, any shareholder who wishes to nominate a director candidate at our annual meeting or for inclusion in our proxy statement may do so by following the procedures and providing the information set forth in "Information on Voting and the Annual Meeting — Shareholder Proposals and Nominations for Next Year's Annual Meeting" on page 81 and in Sections 1.5, 1.6 and 1.16 of our Bylaws. Our Bylaws are available on our website at https://ir.antheminc.com/governance-corporate-documents.

## Director Qualifications

The Governance Committee periodically evaluates the size and composition of the Board to assess the skills, experiences and attributes of Board members, and compares them with those skills, experiences and attributes that might prove valuable in the future, considering the circumstances of the Company and the then-current Board membership. On an ongoing basis, the Governance Committee will evaluate candidates who meet our strategic needs and have diverse experiences in key business, financial and other challenges that face a publicly-held health benefits company. We believe that an effective board consists of a diverse group of individuals who bring a variety of complementary skills and a range of tenures.

The Governance Committee developed and maintains a skills matrix to assist it in considering the characteristics required of each director along with the appropriate balance of skills, experiences and attributes that should be represented on the Board as a whole.

## Required Characteristics

The following are the required characteristics that should be satisfied by each director or nominee:

- Integrity and Accountability
- Financial Literacy
- Informed Judgment
- Risk Oversight Ability
- Mature Confidence
- High Performance Standards

## Desired Skills, Experiences and Attributes

The following matrix summarizes the desired skills, experiences and attributes to be represented collectively on the Board and the most significant skills, experiences and attributes that each director possesses. Additional information is provided in each director's biography beginning on page 15.

| | |
|---|---|
| **CEO** | Contributes to the Board's understanding of complex operations, business strategy and risk management and demonstrated leadership ability at the highest level |
| **COO / Executive Leadership** | Contributes to the Board's understanding of complex operations, business strategy and risk management and demonstrated leadership ability |
| **Insurance Industry** | Contributes to the Board's understanding of insurance operations and the industry's complex regulatory requirements, as well as the competitive environment |
| **Finance / Capital Markets** | Valuable for evaluating our financial reporting process, financial management and capital allocations (dividends / share repurchases / financings) |
| **Healthcare Industry** | Contributes to the Board's understanding of the providers of healthcare services and products and issues related to simplifying healthcare |
| **Marketing / Consumer Insights** | Contributes to the Board's understanding of changing market conditions and consumer trends and expectations |
| **Technology** | Contributes to the Board's understanding of technology, including the use of new technologies in providing our products and services, as well as cybersecurity risks |
| **Regulatory / Public Policy** | Contributes to the Board's understanding of complex regulatory and public policy issues facing us as a highly-regulated entity |
| **ESG** | Contributes to the Board's understanding of leading corporate governance practices and environmental and social sustainability initiatives |
| **Diversity** | Gender and ethnic diversity provide different perspectives to the Board to foster innovation and inclusion |

| Skills, Experiences and Attributes | Boudreaux | Clark | Dixon | Hay | Hill | Jallal | Neri | Peru | Schneider | Tallett |
|---|---|---|---|---|---|---|---|---|---|---|
| **CEO** | ✓ | ✓ | | ✓ | ✓ | ✓ | ✓ | | ✓ | ✓ |
| **COO / Executive Leadership** | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| **Insurance Industry** | ✓ | | | | | | | | ✓ | ✓ |
| **Finance / Capital Markets** | ✓ | ✓ | | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| **Healthcare Industry** | ✓ | ✓ | | | ✓ | ✓ | | | | ✓ |
| **Marketing / Consumer Insights** | | ✓ | ✓ | ✓ | ✓ | | ✓ | | ✓ | ✓ |
| **Technology** | ✓ | | ✓ | ✓ | | | ✓ | ✓ | ✓ | |
| **Regulatory / Public Policy** | ✓ | | | ✓ | | | | | ✓ | ✓ |
| **ESG** | | ✓ | ✓ | ✓ | ✓ | | | | | ✓ |
| **Diversity** | ✓ | | ✓ | | ✓ | ✓ | ✓ | ✓ | | ✓ |

Our Corporate Governance Guidelines provide that our Governance Committee is to take into account the overall diversity of the Board when identifying possible nominees for director, including gender, ethnicity, age, tenure and geographic location. The Governance Committee implements that policy, and assesses its effectiveness, by examining the diversity of all of the directors on the Board when it selects nominees for directors. Currently, the Board has four women directors, one African American director, one Hispanic director, one Latino director and one North African director. In total, 70% of our directors are diverse based on gender and/or ethnicity. In addition, the diverse directors currently hold key leadership positions with each of the Chair of the Board, Chair of the Governance Committee, and President and CEO being a woman, and the Chair of the Compensation and Talent Committee being Hispanic.

**GENDER DIVERSITY OF BOARD**



**4 of 10**
Directors
are Women

**40%**

**ETHNIC DIVERSITY OF BOARD**



**4 of 10**
Directors are
Ethnically Diverse

**40%**

**TENURE DIVERSITY OF BOARD**



**2 Directors**
10+ years

**4 Directors**
0-5 years

**7.6 Years**
Average Tenure

**4 Directors**
6-9 years

**AGE DIVERSITY OF BOARD**



**3 Directors**
≥66
years old

**3 Directors**
≤59
years old

**63 Years**
Average Age

**4 Directors**
60-65
years old

The Governance Committee, in recommending the nominees for election as directors and in concluding that the continuing directors should serve as directors, considered the items set forth above. The Governance Committee believes that each director and director nominee satisfies the criteria indicated for such director in the skills matrix and brings his or her own particular skills, experiences and attributes, giving the Board, as a whole, competence and experience in a wide variety of areas. Additional biographical and other information concerning the qualifications, skills and experience of the directors and nominees for director can be found below under "Biographical Information on Director Nominees and Continuing Directors."

## Biographical Information on Director Nominees and Continuing Directors

The biographies of each of the nominees and continuing directors contain information regarding the person's service as a director, business experience, director positions at publicly-held corporations or investment companies registered under the Investment Company Act of 1940 held currently or at any time during the last five years, and the skills, experiences, qualifications and attributes that caused the Governance Committee and the Board to recommend each of the director nominees and to conclude that the continuing directors should serve as members of our Board. Unless otherwise indicated, the principal occupation of each director or nominee has been the same for the last five years. There is no family relationship between any of our directors or executive officers. The ages listed for each director or nominee are as of April 1, 2021.

## Nominees for Director

### THREE-YEAR TERM TO EXPIRE AT THE 2024 ANNUAL MEETING OF SHAREHOLDERS



**Age: 65**

Director Since: **2013**

**Committees:**

Audit (Chair)
Finance

**Skills, Experiences and Attributes**

- CEO
- COO / Executive Leadership
- Finance / Capital Markets
- Marketing / Consumer Insights
- Technology
- Regulatory / Public Policy
- ESG

## Lewis Hay, III

**Background**

**Lewis Hay, III** has been a director of the Company since July 2013. Mr. Hay has served as an operating advisor at Clayton, Dubilier & Rice, LLC (private equity investment firm) since 2013. Mr. Hay retired as Executive Chairman of NextEra Energy, Inc. ("NextEra Energy") (electricity-related services and renewable energy generator) in 2013, having served in that position since 2012. At NextEra Energy, he served as Chief Executive Officer from 2001 to 2012, Chairman from 2002 to 2012, and President from 2001 to 2006. He also served as Chief Executive Officer of Florida Power & Light Company from 2002 to 2008. Mr. Hay has served as a director of L3Harris Technologies, Inc. (global aerospace and defense technology firm) since June 2019 (and its predecessor company, Harris Corporation, from 2002 until June 2019) and Artera Services, LLC (provider of integrated infrastructure services to natural gas and electric industries) since August 2020 (and its predecessor company, PowerTeam Services, LLC, from 2018 until August 2020). Mr. Hay served as director of Capital One Financial Corporation (financial services) from 2013 until May 2019 and was a director and chairman of both the Institute of Nuclear Power Operations and the Edison Electric Institute until 2013. He also served on the Board of Business Advisors for the Tepper School of Business at Carnegie Mellon University and on the Advisory Council of Carnegie Mellon University's Scott Institute for Energy Innovation until 2017.

**Director Qualifications**

Mr. Hay brings extensive CEO, finance and regulatory and public policy experience to the Board through his positions as CEO, Chairman and CFO of a large utility company which was subject to significant regulation and oversight. He also has environmental, social and governance experience with his management of the utility's expansion of renewable energy sources. In addition, Mr. Hay has marketing and consumer insights experience from his service as an officer of a large utility company and a director of a financial services company, and technology experience from his service as a director of an information technology company. Mr. Hay qualifies as an "audit committee financial expert" under the rules of the Securities and Exchange Commission ("SEC").



Age: **53**

Director Since: **2017**

**Committees:**

Audit
Governance

**Skills, Experiences and Attributes**

- CEO
- COO / Executive Leadership
- Finance / Capital Markets
- Marketing / Consumer Insights
- Technology
- Diversity

## Antonio F. Neri

### Background

**Antonio F. Neri** has been a director of the Company since December 2017. Mr. Neri has served as President and Chief Executive Officer of Hewlett Packard Enterprise Company ("Hewlett Packard Enterprise") (technology company) since 2018. At Hewlett Packard Enterprise, he also served as President from 2017 to 2018 and Executive Vice President and General Manager, Enterprise Group from 2015 to 2017. Prior to Hewlett Packard Enterprise's spinoff from HP Inc. (technology company), Mr. Neri held a variety of leadership roles at HP Inc. since 1995, including Senior Vice President and General Manager, Enterprise Group from 2014 to 2015, Senior Vice President and General Manager, HP Servers from 2013 to 2014 and Senior Vice President and General Manager, HP Technology Services from 2011 to 2013. Mr. Neri has served as a director of Hewlett Packard Enterprise since 2018. He was a director of H3C Technologies Co., LTD (information technology company), from 2016 to 2017.

### Director Qualifications

Mr. Neri has significant technology and marketing and consumer insights experience, having held several leadership positions at firms that provide technology solutions to the business and public sectors, including his current position of President and CEO of a large, multinational enterprise information technology company. In addition, Mr. Neri brings CEO and finance experience to the Board gained through his positions with Hewlett Packard Enterprise. Mr. Neri qualifies as an "audit committee financial expert" under the SEC's rules.



Age: **65**

Director Since: **2004**

**Committees:**

Compensation and Talent (Chair)
Finance

**Skills, Experiences and Attributes**

- COO / Executive Leadership
- Finance / Capital Markets
- Technology
- Diversity

## Ramiro G. Peru

### Background

**Ramiro G. Peru** has been a director of the Company since November 2004. Mr. Peru served on the former WellPoint Health Networks, Inc. board of directors from May 2003 until its merger with us in November 2004. During the second half of 2007, Mr. Peru was Executive Vice President and Chief Financial Officer of Swift Corporation (transportation) and prior thereto was Executive Vice President and Chief Financial Officer of Phelps Dodge Corporation (mining and manufacturing) from 1999 to 2007 ("Phelps Dodge"). Mr. Peru joined Phelps Dodge in 1979 and held various finance and accounting positions with Phelps Dodge and its affiliates. Mr. Peru has served as a director of SM Energy Company (oil and gas exploration and production company) since 2014, UNS Energy Corporation (electric and gas utility holding company), a subsidiary of Fortis Inc. (utility holding company), since 2007 and Bluemedia, Inc. (large format printer) since 2018.

### Director Qualifications

Mr. Peru brings significant finance experience to the Board as a former chief financial officer of two public companies. Mr. Peru's positions also included technology experience as Senior Vice President at Phelps Dodge with responsibility for managing both information systems and technology and human resources.

## Directors Continuing in Office

### TERMS EXPIRING AT THE 2022 ANNUAL MEETING OF SHAREHOLDERS



**Age: 59**

Director Since: **2018**

**Committees:**
Compensation and Talent
Governance

**Skills, Experiences
and Attributes**

- CEO
- COO / Executive Leadership
- Finance / Capital Markets
- Healthcare Industry
- Diversity

## Bahija Jallal

### Background

**Bahija Jallal** has been a director of the Company since February 2018. Ms. Jallal has served as the Chief Executive Officer of Immunocore Limited (T cell receptor biotechnology company) since January 2019. Prior to that, she served as Executive Vice President of AstraZeneca PLC ("AstraZeneca") (pharmaceutical and biopharmaceutical business) and President of MedImmune (biotechnology business), a subsidiary of AstraZeneca, since 2013. She joined MedImmune in 2006 and held various research and development positions, including Executive Vice President, Research and Development, from 2010 to 2013. Ms. Jallal has been a director of Immunocore Limited since January 2019 and Guardant Health, Inc. (precision oncology company) since April 2019. She is a member of the Board of Trustees of Johns Hopkins University, and a director of the University of Maryland Health Sciences Research Park Corporation. Ms. Jallal also served as director and past president of the Association for Women in Science from 2016 until 2018.

### Director Qualifications

Ms. Jallal brings extensive healthcare industry experience to the Board gained through her several leadership positions at biopharmaceutical companies that provide new medicines to patients, including her current position of CEO at a multinational biotechnology company. In addition, Ms. Jallal has CEO and finance experience through her current position as CEO of a biotechnology company and her former position of President at a biologic research and development subsidiary of a large public company.



**Age: 51**

Director Since: **2019**

**Committees:**
Compensation and Talent
Finance

**Skills, Experiences
and Attributes**

- CEO
- COO / Executive Leadership
- Insurance Industry
- Finance / Capital Markets
- Marketing / Consumer Insights
- Technology
- Regulatory / Public Policy

## Ryan M. Schneider

### Background

**Ryan M. Schneider** has been a director of the Company since October 2019. Mr. Schneider has served as the Chief Executive Officer and President of Realogy Holdings Corp. ("Realogy") (residential real estate services) since December 2017 and previously served as President and Chief Operating Officer of Realogy from October 2017 to December 2017. Prior to that, Mr. Schneider was a Senior Advisor at McKinsey & Company (consulting firm) from May 2017 until October 2017. From 2001 to 2017, Mr. Schneider held various positions with Capital One Financial Corporation (financial services), including President, Card Business from 2007 until 2016 and Senior Advisor from 2016 until 2017. Mr. Schneider has served as a director of Realogy since 2017. He previously served as a director of Capital One Bank (USA) N.A. from 2007 to 2016.

### Director Qualifications

Mr. Schneider brings significant CEO, COO, insurance industry, finance, marketing and consumer insights, and technology experience to the Board from his current chief executive officer and past leadership positions in real estate and financial services organizations. These positions also provided him with regulatory and public policy experience due to the highly-regulated nature of the banking industry.



**Age: 71**

Director Since: **2013**

Independent Chair of the Board Since: **2018**

**Committees:**

Audit

Governance

**Skills, Experiences and Attributes**

- CEO
- COO / Executive Leadership
- Insurance Industry
- Finance / Capital Markets
- Healthcare Industry
- Marketing / Consumer Insights
- Regulatory / Public Policy
- ESG
- Diversity

# Elizabeth E. Tallett

### Background

**Elizabeth E. Tallett** has been a director of the Company since October 2013 and became independent Chair of the Board in May 2018. She was a principal of Hunter Partners, LLC (healthcare consulting) from 2002 to 2015. Ms. Tallett continues to operate as a consultant to healthcare companies. Previously, Ms. Tallett was President and Chief Executive Officer of Transcell Technologies, Inc. (specialty pharmaceuticals), President of Centocor Pharmaceuticals (biotechnology), member of the Parke-Davis (pharmaceuticals) Executive Committee and Director of Worldwide Strategic Planning for Warner-Lambert Company (pharmaceuticals). Ms. Tallett has served as a director of Meredith Corporation (media) since 2008, Qiagen, N.V. (molecular diagnostics and life sciences) since 2011 and Moderna, Inc. (biotechnology) since July 2020. Ms. Tallett has also served as a director of Principal Financial Group, Inc. (financial services) since 1992 (as lead director from 2007 until December 2019) and will be retiring from this board at its May 2021 annual shareholders meeting. She previously served as a director of Coventry Health Care, Inc. (health insurance) from 1998 to 2013 (including serving as lead director).

### Director Qualifications

Ms. Tallett brings significant CEO, finance, healthcare industry, insurance industry and marketing and consumer insights experience to the Board from her chief executive, other management and board positions in several healthcare, insurance and pharmaceutical organizations. These positions also provided her with regulatory and public policy experience due to the highly-regulated nature of these organizations. She also has environmental, social and governance experience, having served as a lead director and as a member of the governance committees of several public companies. Ms. Tallett qualifies as an "audit committee financial expert" under the SEC's rules.

## Terms Expiring at the 2023 Annual Meeting of Shareholders



Age: **60**

Director Since: **2017**

**Committees:**
None

**Skills, Experiences and Attributes**

- CEO
- COO / Executive Leadership
- Insurance Industry
- Finance / Capital Markets
- Healthcare Industry
- Technology
- Regulatory / Public Policy
- Diversity

## Gail K. Boudreaux

### Background

**Gail K. Boudreaux** has been a director of the Company since November 2017 when she was appointed our President and Chief Executive Officer. Prior to joining the Company, she served as Chief Executive Officer of GKB Global Health, LLC (healthcare strategy and business advisory firm) from July 2015 to November 2017. Prior thereto, Ms. Boudreaux was Executive Vice President of UnitedHealth Group Incorporated (diversified healthcare company) from May 2008 to February 2015, including roles as President of United HealthCare (managed healthcare company), a subsidiary of UnitedHealth Group Incorporated, from May 2008 to January 2011 and Chief Executive Officer of United HealthCare from January 2011 to November 2014. Before joining United HealthCare, she worked at Health Care Services Corporation ("HCSC") (health insurance company) as President of Blue Cross Blue Shield of Illinois from July 2002 to December 2005 and as Executive Vice President of External Operations from December 2005 to April 2008. Before joining HCSC, Ms. Boudreaux held various positions at Aetna Inc. (managed healthcare company), including Senior Vice President, Group Insurance. Ms. Boudreaux has served as a director of Zimmer Biomet Holdings, Inc. (medical device company) since 2012. She also serves as a director of the BCBSA, the National Institute for Health Care Management, Health Services Foundation, and the Central Indiana Corporate Partnership, and as a member of the Business Roundtable. She previously served as a director of Xcel Energy, Inc. (utility holding company) from 2012 to 2017, Novavax, Inc. (biotechnology company) from 2015 to 2017 and Genzyme Corporation (biotechnology company) from 2004 to 2011.

### Director Qualifications

Ms. Boudreaux brings significant CEO, healthcare industry, insurance, finance and technology experience to the Board from her chief executive and other executive positions with several healthcare and insurance organizations and participation in numerous associations in the healthcare industry. Ms. Boudreaux's positions also provided her with regulatory and public policy experience due to the highly-regulated nature of these organizations. She also gained financial and technology experience through her service as a director and as a member of the audit committee and technology operations committee of several public companies, including a medical device company and a biotechnology company.



Age: **68**

Director Since: **2014**

**Committees:**

Finance (Chair)
Audit

**Skills, Experiences
and Attributes**

• CEO
• COO / Executive Leadership
• Finance / Capital Markets
• Healthcare Industry
• Marketing / Consumer Insights
• ESG

## R. Kerry Clark

### Background

**R. Kerry Clark** has been a director of the Company since May 2014. Mr. Clark served as Chairman and Chief Executive Officer of Cardinal Health, Inc. (healthcare products and services), until his retirement in 2009. Mr. Clark joined Cardinal Health, Inc. ("Cardinal Health") in 2006 as President and Chief Executive Officer and became Chairman in 2007. Prior to joining Cardinal Health, he held various positions at The Procter & Gamble Company (consumer products), including President of P&G Asia; President, Global Market Development and Business Operations; and Vice Chairman of the Board, President Global Family Health. He has served as a director of General Mills, Inc. (consumer food products) since 2009 and Textron, Inc. (aircraft, defense and industrial products) since 2003. He previously served as a director of Avnet, Inc. (industrial distributors of electronic components, enterprise computer and storage products) from 2012 until November 2019. He is also a director of The Christ Hospital in Cincinnati, Ohio (hospital).

### Director Qualifications

Mr. Clark brings to the Board extensive CEO, healthcare industry, marketing and consumer insights, and finance experience through his positions as Chairman and CEO of a major healthcare services organization, and as a senior executive at an international consumer products company, where he served in several positions involving marketing, advertising and product development of healthcare and other consumer products. Also, he has healthcare experience through his service on a hospital's board of directors and environmental, social and governance experience through his roles as lead director and chair of the governance committee of a public company. Mr. Clark qualifies as an "audit committee financial expert" under the SEC's rules.



Age: **65**

Director Since: **2011**

**Committees:**

Audit
Finance

**Skills, Experiences
and Attributes**

• COO / Executive Leadership
• Marketing / Consumer Insights
• Technology
• ESG
• Diversity

## Robert L. Dixon, Jr.

### Background

**Robert L. Dixon, Jr.** has been a director of the Company since July 2011. Mr. Dixon has been the owner of The RD Factor, Inc., a digital and information technology consulting business, since 2016. Prior thereto, he served as Global Chief Information Officer and Senior Vice President of PepsiCo, Inc. ("PepsiCo") (food and beverages) from 2007 until April 2016 and as Senior Vice President until December 2016. Before joining PepsiCo, Mr. Dixon held various positions with The Procter & Gamble Company (consumer household products) since 1977, including Vice President of Global Business Services from 2005 until 2007. He has served as a director of Build-A-Bear Workshop, Inc. (specialty retailer) since 2018 and Okta, Inc. (identity management platform) since June 2019. At the Georgia Institute of Technology, Mr. Dixon serves on the President's Advisory Board, the College of Computing Advisory Board and the Foundation. He previously served on the CIO Advisory Board for International Business Machines Corporation (a technology and consulting company).

### Director Qualifications

Mr. Dixon has extensive technology experience through his position as Global Chief Information Officer of a large public company, his ownership of a digital and information technology consulting business, and his service on the CIO advisory board for another large public company. He also has significant marketing and consumer insights experience through his senior positions at two large public companies, both of which have global retail consumer product focus. Mr. Dixon has environmental, social and governance experience through his role as chair of the governance committee of a public company, as well as his several executive and academic board positions.

# The Board's Role and Responsibilities

Our business is managed under the direction of the Board. The Board has responsibility for establishing broad corporate policies and for our overall performance. We believe the only results worth achieving are those achieved with integrity and a commitment to excellence. Accordingly, we have long recognized the importance of, and have placed a high priority upon, having good corporate governance measures in place.

## Board Role in Risk Oversight

Our management is responsible for the day-to-day management of the risks facing the Company, and the Board as a whole has responsibility for risk oversight. We have an Enterprise Risk Council to oversee our enterprise risk management program execution and activities. The Enterprise Risk Council is comprised of members of our leadership team and the Chief Risk Officer, who serves as the head of the internal enterprise risk management function and reports to the Audit Committee of the Board.

**BOARD**

- Oversees management's processes by which they identify, assess, monitor and manage the Company's exposure to major risks to determine whether these processes are functioning as intended and are consistent with our business and strategy.
- Reviews certain risk tolerance levels and action plans regarding major risks.
- Reviews the Own Risk and Solvency Assessment Summary Report, which is filed annually with state insurance departments.
- Receives periodic reports from management on various risks, including risks facing our businesses or developments that could affect our risk profile.
- Delegates to its committees responsibility for assisting in the oversight of categories of risk within their areas of responsibility.

**AUDIT COMMITTEE**

- Receives quarterly reports from our Chief Risk Officer and reviews and discusses our enterprise risk management framework, processes and governance structure.
- Reviews and approves the annual audit plan for our internal audit function, with a priority on areas based on their potential risk.
- Reviews and discusses with management and the independent auditor our accounting, financial reporting and internal controls and procedures, our financial statements and the independent audit thereof.
- Oversees our compliance activities and receives quarterly reports from our Chief Compliance Officer.
- Reviews and discusses our major risks associated with our financials, strategy, information technology and security, compliance, privacy, ethics, litigation and reputation and other operational risks.
- Regularly meets separately with representatives from our independent auditor, our Chief Risk Officer, our Chief Internal Audit Executive, our Chief Compliance Officer, our Chief Financial Officer and our Chief Legal Officer.

**COMPENSATION AND TALENT COMMITTEE**

- Oversees the risks associated with our compensation policies, practices and plans.
- Reviews and discusses performance evaluations of the CEO and other executive officers.
- Reviews and discusses talent acquisition and talent retention, including our inclusion and diversity efforts.

**GOVERNANCE COMMITTEE**

- Oversees Board processes and corporate governance-related risks.
- Monitors our corporate social responsibility and environmental sustainability initiatives and performance.
- Reviews, at least annually, our political strategy, contributions and activities, and oversees compliance with our policies and procedures regarding political contributions and activities.

**FINANCE COMMITTEE**

- Oversees the risks associated with our capital structure, financial policies, financing strategies and financial condition.
- Reviews the issuance and retirement of debt and other securities and our credit facilities.
- Monitors investment and financial risk management strategies, including the use of derivatives.
- Reviews proposed material mergers, acquisitions and divestitures.
- Reviews our external insurance risk management program and insurance coverage.

**MANAGEMENT**

- Management, together with the Enterprise Risk Council, designs and implements processes by which they identify, assess, monitor and manage the Company's exposure to major risks.

For those areas for which committees have risk oversight responsibilities, the chairs of the committees regularly report to the full Board regarding the significant risks facing the Company, as identified by management, and the measures undertaken by management to monitor, control and mitigate those risks. A description of the enterprise risks facing us is included in Part I, Item 1A "Risk Factors" in our 2020 Annual Report on Form 10-K.

## Assessment of Compensation-Related Risks

Annually, members of our management team conduct an assessment of the risks related to or arising from our compensation policies and practices. The management team reviews and discusses the design of various incentives, plan governance, performance measures and approval mechanisms of all Total Rewards programs for all associates.

In February 2021, the Compensation and Talent Committee reviewed and discussed the management team's comprehensive assessment of the potential risks related to or arising from our Company-wide compensation programs, policies and practices. As part of its review, the Compensation and Talent Committee also noted the following factors that reduce the likelihood of excessive risk-taking:

- Our overall compensation levels are competitive with the market and structured to deliver a balanced mix of both fixed and variable forms of compensation and long-term and short-term plans.
- Annual and long-term performance measures used to determine performance-based payouts are directly linked to the financial performance of the Company and aligned with the long-term interests of our shareholders.
- Awards under our annual incentive plans and performance stock units are capped and are paid on a sliding scale, with the amount earned interpolated for results between threshold and target, and target and maximum. The Compensation and Talent Committee has discretion to adjust performance-based awards when it determines that such adjustments would be appropriate based on our interests and the interests of our shareholders. Additionally, the Board maintains a recoupment policy for the clawback of both cash and equity-based incentives in the event of misconduct.
- Executive officers are subject to significant stock ownership guidelines and holding requirements and are prohibited from hedging and pledging stock and short sales.

Based on its review and discussion of the assessment, the Compensation and Talent Committee has concluded that our compensation programs do not create risks that would be reasonably likely to have a material adverse effect on the Company.

## Oversight of Cybersecurity and Data Privacy

Information security and privacy are of significant importance to our stakeholders. We operate in a highly-regulated industry. Federal and state laws and contractual commitments regulate our collection, use and disclosure of confidential information such as protected health information and personally identifiable information. Our success depends on maintaining a high level of trust among consumers, clients, providers, regulators and our associates. Protecting this information is crucial and is reflected in our Code of Conduct and privacy policies.

Our Board monitors cybersecurity risk along with system migrations, conversions and development. Our Board receives a report at least quarterly from our Chief Information Security Officer regarding our Information Security Program, including cybersecurity risks. Also, the Board periodically receives third-party assessments of our information security. In addition, the Audit Committee receives regular updates on both information security and data privacy, and oversees data privacy, integrity, incident and breach risks.

In addition to Board and committee oversight and management assessment and monitoring of these risks, we make it a priority to equip associates with the tools and skills needed to support our Information Security Program. We provide annual security-awareness training, which covers timely and relevant topics, including social engineering, phishing, password protection, confidential data protection, asset use and mobile security. Our comprehensive privacy-incident response and prevention program educates associates on the importance of reporting all incidents immediately. Each incident is reviewed and action is taken to address issues identified, mitigate any potential impact and assess our obligations to notify consumers, clients, regulators, the media and others.

Detailed information regarding how we implement our Privacy Policy, including our Personal Information Privacy Protection Policy, HIPAA Notice of Privacy Practices and Web Privacy Statement are available at www.anthem.com/privacy.

## Corporate Responsibility

Our purpose is to improve the health of humanity. Our focus on community health and environmental sustainability is demonstrated by our ability to make a positive difference in the health and well-being of our consumers, the communities we serve, our associates and the environment around us. In 2020, we joined the United Nations Global Compact, the world's largest corporate sustainability initiative, as a further reflection of our corporate responsibility commitment.

| **Our Consumers** | **Our Communities** | **Our Associates** | **Our Environment** |
|---|---|---|---|
| Focus on care that delivers better health outcomes | Focus on closing healthcare gaps in the diverse communities we serve | Foster an inclusive and trusting environment where all associates have the opportunity to succeed | Focus on the future well-being of the world around us |

## Corporate Responsibility Report

Our Corporate Responsibility Report provides information on our environmental, social and governance practices and performance related to our governance, our workplace, community health and the environment. It is prepared in accordance with the GRI Core Reporting Guidelines and includes SASB metrics and is available at www.anthemcorporateresponsibility.com/gri-index. Our Governance Committee monitors our corporate social responsibility and environmental sustainability initiatives and performance.

### OUR CONSUMERS

We are focused on whole person care and are committed to creating a simpler, more accessible and more affordable healthcare experience for our consumers. We advance innovative solutions that improve the everyday lives of our diverse consumer population.

| **60%** of our healthcare spending in 2020 was in **value-based care** models | Acquired **Beacon Health**, a behavioral health company, in 2020 | Use of Live Health Online, our telehealth solution, and other **telehealth services** grew exponentially in 2020 |
|---|---|---|

- **Improve Quality**
  We are partnering with healthcare providers to improve the quality and affordability of healthcare through value-based care models, with 60% of our 2020 healthcare spend being in value-based arrangements. We increased the amount we paid healthcare providers through value-based payments by over 20% in 2020 to reward them for reducing the cost of care and improving healthcare outcomes for our customers. We are also focused on increasing the percentage of our customers seeing a high-performing primary care provider to ensure strong cost and quality performance. At the end of 2020, we saw a 150 basis point improvement year-over-year in customers attributed to high-performing practices.

- **Drive Whole Person Care**
  In 2020, we acquired Beacon Health Options, Inc., which was the largest independently held behavioral health organization in the country. This acquisition is key to our strategy to integrate behavioral health as part of whole person care.

- **Increase Accessibility**
  We are working to improve the ease and accessibility of healthcare via digital capabilities including telehealth. Our consumers' use of Live Health Online, our telehealth solution, and other telehealth services grew exponentially in 2020 compared to previous years. Our Sydney Health mobile application, which provides wellness incentive packages, health and wellness content, telehealth services and full integration with our electronic health record, has had nearly three million downloads since its launch in September 2019.

- **Address Drivers of Health**

  We are working to address the social drivers of health for our members and associates. For example, in our Medicare business, we offer members a choice of value-added benefits that suit their individual needs, such as healthy food delivery, transportation, over-the-counter benefits and assistive devices. In our Medicaid business, for example, we are partnering with ride-sharing organizations to provide our members transportation for doctor visits and vaccines. For our associates, we are piloting programs to address food insecurity, transportation and dependent care.

---

In response to the COVID-19 pandemic, we have taken numerous actions to help our consumers, including the following:

- Waived all cost-sharing for COVID-19 diagnostic tests and treatment

- Provided expanded telehealth coverage for our members and waived cost-sharing for in-network telehealth visits, including telephonic visits and those for mental health

- Relaxed early prescription refill policies for maintenance and specialty medications

- Provided a one-month premium credit to individuals and fully insured employer group customers enrolled in select Commercial and Specialty plans

- Working with providers to accelerate claims processing, resolve claims, and accelerate payments to support state-specific Medicaid programs

- Providing financial assistance to care provider partners facing undue financial pressure and to support ramping up telehealth capabilities and the cost of personal protective equipment ("PPE")

- Offered in-network dental providers a $10 PPE credit per patient, per visit

- Suspended select prior authorization requirements

- Partnering with our states in the distribution of COVID-19 vaccines

- Launched the COVID-19 Vaccine tool to provide personalized vaccination insights for our members

- Launched Sydney Care Daily COVID-19 Check-In to help employers and their employees quickly and safely return to work and make informed decisions about keeping their workforce safe

- Analyzed vaccine availability, along with community demographic and consumer risk factor data, to support messages and intervention targeting consumers requiring priority focus

- Pushed timely and relevant content to our consumers by our marketing teams to increase adoption of digital tools and encourage vaccination

- Deployed Cl9 Explorer, a digital tool that aggregates real-time COVID-19 data to present trends and predictions for communities across the nation to assess readiness to reopen, plan next steps and respond to potential changes

- Deployed Cl9 Navigator, a dashboard solution designed for Anthem employer customers to help inform workplace decisions and resource planning with employee-level data

- Opened hundreds of digital solutions kiosks in health centers across California to provide real-time video interpretation services and access to telehealth

- Deployed a Coronavirus Assessment tool within our Sydney Care app to help people quickly and safely evaluate symptoms, assess their risk of having COVID-19, and connect directly to a board-certified doctor via text or video

- Introduced the Anthem Skill to members of our commercial medical and dental health plans. Through an Alexa-enabled device, members can use the Anthem Skill to take actions such as order prescriptions and quickly access some of their health and dental plan benefit information

- Facilitating connections with Medicaid beneficiaries and state and social services, helping newly eligible and at risk members enroll in the Supplemental Nutrition Assistance Program (SNAP) and Special Supplemental Nutrition Program for Women, Infants, and Children (WIC)

- Conducted outreach to Medicare Advantage and Medicaid consumers to make sure they have necessary medications on hand, their nutritional needs are being met, and critical health needs are addressed

- Recruited and expedited the onboarding of care providers interested in providing telehealth services to members

- Provided resources to support the whole health needs of members, including resources to manage social isolation, job loss, food insecurity and stress

---

 **OUR COMMUNITIES**

We are committed to improving lives and communities. Anthem and its over 80,000 associates have deep roots in the communities where we live and work. In 2020, we came together and found new ways to make a positive difference for those in need. Through strategic partnerships and collaboration, we are addressing social injustice and health inequities in the diverse communities we serve. The Anthem Foundation ("our Foundation") assists in carrying out several of these initiatives.

| | | |
|---|---|---|
| **$100 million** pledged, with half to respond to COVID-19 and half to focus on social injustice and health inequities | Over **$45 million** in active grants and sponsorships supporting over **500** nonprofit organizations | Nearly **110,000 volunteer hours** by our associates and **$6.7 million** donated through Associate Engagement Programs |

We have pledged $50 million over five years to focus on social injustice and health inequities. Furthermore, through our Foundation's active grants and sponsorships, which totaled $45 million in 2020, and our associates' volunteer efforts, we are working to address not only the physical and mental challenges of a major pandemic, but also to help reduce food insecurity, economic insecurity and health disparities and to improve behavioral health. Highlights of these initiatives include:

- **Food Insecurity**

   In 2020, we provided $16 million to over 200 nonprofit organizations addressing food insecurity, reaching millions of families across the country. Designated as a Leadership Partner by **Feeding America**, the country's largest domestic hunger-relief organization, we are supporting the "Food is Medicine" program through a $1 million grant. In collaboration with Gleaners Food Bank, we have already provided more than 14 million meals in our home city of Indianapolis and surrounding areas through a $1 million matching grant to fight food insecurity and expand access to nutritious food. Additionally, we are partnering with the **Food Trust**, bringing the Healthy Food Retail Initiative to key communities to ensure residents have access to nutritious foods.

- **Economic Insecurity**

   U.S. jobless claims have spiked due to the COVID-19 pandemic, with people of color in particular experiencing significant job losses, creating greater health risks for them as well. We provided $3 million to nonprofit organizations across the country focused on **workforce development** with an emphasis on programs that are working to create equity, improve communities and address racial disparities through employment and training.

- **Behavioral Health**

   We provided a grant to **Mental Health America** for the "Screening to Supports" program, an online platform offering free, anonymous mental health screens to nearly 1 million people per year, with analysis of results and customized recommendations for next steps. With the help of this grant, over 2 million Americans have been supported in their mental health journey through the COVID-19 related challenges of loneliness, isolation and anxiety. Additionally, in partnership with the **National Alliance on Mental Illness**, we engaged our consumers, employers, providers, advocates and associates to encourage conversations about mental health through the "You are Not Alone" awareness campaign.

- **Health Disparities**

   Partnering with **March of Dimes** in 16 states and Washington D.C., we are working to close the health equity gap by addressing racial disparities that have disproportionally impacted Black mothers who are more likely to die from pregnancy-related causes and have premature babies compared to all other women. The grant focuses on partnerships with more than 20 hospitals and includes "Breaking Through Implicit Bias in Maternal Health Care" training.

In response to the COVID-19 pandemic, we have taken numerous actions to help our communities, including the following:

- Committed $50 million from our Foundation for COVID-19 response and recovery efforts to help areas of greatest need, including care provider safety, food insecurity and behavioral health resources

- Partnering with Lyft and others to provide transportation for at-risk communities to support universal access to the COVID-19 vaccine, with a goal of providing 60 million free rides

- As communities across the country began to experience school closures, we provided $2 million to local Boys and Girls Clubs to help distribute meals to children and families who rely on school and Club meals and, at some Clubs, to support virtual programming to improve the physical and mental health of young people during this time

- Partnered with New York City-based Coalition of Asian-American IPA, an independent practice association with over 1,000 private practice providers, to provide free mobile testing across New York City while increasing access to testing in many other markets across the U.S.

- Through emergency relief funding to Americares and Direct Relief, our funding has enabled 38 million units of lifesaving PPE to get distributed to help safeguard frontline healthcare workers and protect the most vulnerable populations

- In collaboration with Gleaners Food Bank, we are working to provide more than 10 million meals in our home city of Indianapolis by providing a $1 million matching grant to fight food insecurity and expand access to nutritious food

- Collaborating with leading nonprofit partners and others to provide no-cost pop-up flu clinics in vulnerable communities across our markets to make it easier for people to get vaccinated and to increase health equity

- Providing virtual volunteer opportunities, such as remote teaching or mailing cards to seniors facing loneliness, to help associates safely give back to communities

- Anthem and our Foundation are founding anchor partners of XPRIZE Rapid COVID Testing, a collaboration with XPRIZE, OpenCovidScreen, and other Blue Cross and Blue Shield plans and innovative organizations to launch a $5 million competition to accelerate the development of high-quality COVID-19 testing that is low cost, easy to use and quick reporting, paving the way for more frequent testing

- Managing a new study via our HealthCore subsidiary to help understand and combat Multisystem Inflammatory Syndrome in children, or MIS-C, arising from the COVID-19 pandemic

- Anthem's associates donated more than 25,000 pounds of food to food banks in communities across the country through virtual food drives and volunteered at more than 50 events as part of our Associate Volunteer Day

- Launched the Pandemic Response Innovation Challenge with MATTER and Blue Cross and Blue Shield of Illinois to call on global innovators to develop creative solutions aimed at supporting the healthcare needs of those impacted by the COVID-19 pandemic

## OUR ASSOCIATES

We are committed to fostering an inclusive and trusting environment where all associates have the opportunity to succeed. We believe the highest level of performance is achieved when strategy and culture are aligned. Therefore, shaping culture is a foundational element of our long-term strategy.

| | | |
|---|---|---|
| Over **90%** of our associates participated in monthly "Culture Conversations" | Our managers are diverse, with **63%** being women and **35%** being ethnically diverse in the U.S. | Over **11,500** associates participate in our nine associate resource groups |

- **Culture**

  In 2019, over 61,000 associates participated in Strategy Map sessions that covered our Mission, Vision and Values through in-person and digital events. Beginning in 2019 and running throughout 2020, we rolled out culture concepts and associate engagement tools to further evolve and strengthen our culture, with over 90% of our associates participating in monthly "Culture Conversations." We leverage our associate engagement surveys and listening strategy to monitor and take action on feedback, and associates actively participate through online tools.

- **Diversity, Equity and Inclusion**

  Our commitment to a diverse workforce begins with our Board of Directors. Our Board is diverse in both gender and ethnicity, as 40% of our directors are women and 40% are ethnically diverse. Across our U.S. workforce, 76% of our associates are women and 49% are ethnically diverse, while 63% of our managers are women and 35% are ethnically diverse. Our associates' diversity provides valuable cultural insights, perspectives and experiences that help us as we seek to ensure access to high-quality, affordable healthcare for those we serve. Furthermore, we foster an inclusive and trusting environment through our associate resource groups, unconscious-bias education, culture conversations, associate listening sessions and cultural competency training.

**GENDER DIVERSITY OF WORKFORCE\***



76% of Workforce are Women

**ETHNIC DIVERSITY OF WORKFORCE\***



51% White

23% Black / African American

14% Hispanic / Latino

9% Asian

2% Two or more

1% Other

**GENDER DIVERSITY OF MANAGEMENT\***



63% of Managers are Women

**ETHNIC DIVERSITY OF MANAGEMENT\***



35% of Managers are Ethnically Diverse

\*   Information based on EEO-1 Report data as of December 31, 2020 and includes Anthem associates in the U.S. only.

As social unrest unfolded across the nation, we announced a five-year, $50 million commitment in support of efforts to combat racial injustice, strengthen communities and address health inequities. At the height of the unrest, we conducted over 40 "Leading and Listening" sessions internally across various markets and teams to create a safe space where over 6,000 leaders and associates shared their concerns and feelings about what they were witnessing and experiencing. Feedback from our associate resource groups helped ensure our efforts best reflected the needs of our associates and the communities where they live.

We are also committed to pay equity for all associates. In 2020, we partnered with a third party to conduct a complex gender and race pay equity analysis, which confirmed that the roles our associates play and their performance, experience and geographic location are the main predictors of pay. After accounting for factors such as age, performance rating and level of education, the analysis found that base pay for females and people of color is within one percentage point of their male and white counterparts. To prevent unexplained pay gaps and ensure that we remain a champion of pay equity for all associates, we will continue to monitor our pay practices and diligently address cases that cannot be explained by objective factors.

- **Development and Engagement**

  From an associate development perspective, we offer individual, career and leadership development opportunities so our associates can strengthen their skills and prepare for future growth, including a partnership with College for America that allows our associates to earn a college degree at no cost to them. In 2020, we invested a significant amount in human capital development, averaging 26 hours of training and development per associate. Over 11,500 associates participated in our nine associate resource groups, which provide associates meaningful opportunities to connect, collaborate and grow.

  Our sustained commitment to these values has garnered external recognition that highlights our accomplishments in such areas as employment of veterans and people with disabilities, inclusive environments for LGBTQ associates and advancement opportunities for women and people of color.

In response to the COVID-19 pandemic, we have taken numerous actions to help our associates, including the following:

- Expanded associate benefits to provide additional support, including providing up to 80 hours of additional paid leave for COVID-19 related issues and offering virtual well-being resources

- Deployed business continuity plans and transitioned nearly all associates to work from home while maintaining service levels and regular operations

- Waived one month of premium costs for associates enrolled in an Anthem health plan

- Created an online site for our associates to access all resources related to COVID-19

- Provided all associates with an extra paid day off as a "Wellness Holiday"

- Provided resources and support to manage the complexities of working from home and handling caregiver and family needs

- Ensuring our frontline medical staff are following CDC guidelines and are provided with the proper equipment and supplies to minimize risk to themselves and patients

- Launched the confidential Associate CARE Service, a 24/7 hotline for emergencies such as food insecurity, childcare and caregiver needs and support for other needs

## OUR ENVIRONMENT

As a health benefits company, we recognize the link between environmental health and the health of our consumers and communities. We are committed to continually improving the environmental sustainability of our operations and business activities and are focused on the future well-being of the world around us.

| Commitment to **100% renewable energy** by 2025 | Over **40% reduction** of our scope I and II greenhouse gas intensity since baseline 2013, achieving our first generation target | Over **50%** of our real estate is **certified** under third party sustainability programs |

- **Renewable Energy**
  We are the first U.S. health benefits company to join RE100, committing to 100% renewable electricity by 2025. We have secured offsite solar power purchase agreements in Virginia and North Carolina that are capable of producing over 225,000 megawatt hours of electricity — enough to power all of our offices and data centers. The developments are operational and consist of over 1,000 acres of solar panels.

- **Greenhouse Gas Mitigation**
  We continue to assess our greenhouse gas ("GHG") footprint and evaluate potential enterprise risks associated with climate change. In 2020, we met our first generation GHG target by reducing direct emissions intensity over 40% since baseline 2013.



SCOPE I/II GREENHOUSE GAS INTENSITY
($CO_2e$ MT/1000 $ft^2$ office space)

Our new, second generation targets include:

- Engage with strategic suppliers on setting their own, science-based scope I and II GHG emissions targets by 2023; and
- Reduce our absolute scope I and II GHG emissions by 46% by 2030 compared to a 2019 baseline.

- **Sustainable Workplace**
We leverage LEED, Fitwel and Energy Star certification programs to ensure our offices and data centers have reduced environmental impacts while improving occupant health. Over 50% of our real estate portfolio is LEED, Energy Star or Fitwel certified and our Indianapolis headquarters is one of the largest LEED Gold certified buildings in Indiana.

## Code of Conduct

We have adopted a Code of Conduct (the "Code") for our directors, executive officers and other associates. The purpose of the Code is to focus on areas of ethical risk, provide guidance in recognizing and dealing with ethical issues, provide mechanisms to report unethical conduct and help foster a culture of honesty and integrity. By understanding and following the Code, our associates help safeguard our integrity and reputation as an ethical, caring company. The Code is posted on our website at https://ir.antheminc.com/governance-corporate-documents.

Everyone is required to act in accordance with the requirements of the Code. Waivers of the Code for any director, our Chair, our President and CEO, our Chief Financial Officer and our other executive officers may only be made by the Board or by a Board committee composed of independent directors. Any such waiver and any amendment to the Code will be posted on our website at https://ir.antheminc.com/governance-corporate-documents. During 2020, there were no waivers of the Code for any of our directors, our Chair, our President and CEO, our Chief Financial Officer or any of our other executive officers.

# Shareholder Engagement

Building positive relationships with our shareholders is critical to our long-term success. For this reason, we spend significant time meeting with our shareholders, listening to their concerns and responding to their feedback. As described below, we engaged with our largest shareholders, representing a majority of our outstanding shares of common stock in the aggregate, through our robust outreach and engagement program in 2020.



**1 SUMMER**

- Review voting results of our most recent Annual Meeting of Shareholders.
- Evaluate proxy season trends, corporate governance leading practices and peer company practices.

**2 FALL**

- Active outreach with our largest shareholders to discuss corporate governance, executive compensation, environmental and social matters and other areas of interest.
- Shareholder feedback is shared with the Board and Board committees.

**3 WINTER**

- Board uses the feedback from our engagement meetings in its review of governance and compensation practices for the coming year.
- Begin drafting the proxy statement and considering disclosure improvements based on engagement feedback.

**4 SPRING**

- Publish annual proxy statement.
- Active outreach with our largest shareholders to discuss important items to be considered at our Annual Meeting of Shareholders.
- Shareholder feedback is shared with the Board and Board committees.
- Hold our Annual Meeting of Shareholders.

In addition, our management team regularly meets with shareholders to discuss our strategic plan, consolidated business results and capital structure, and other topics of interest to shareholders. We also participate in numerous investor conferences throughout the year and host a biennial investor day. We value our relationship with our shareholders and believe that we strengthen our ability to lead the Company by constructively discussing our business and strategy.

We were pleased that our shareholders overwhelmingly approved the non-binding advisory vote on our executive compensation in 2020, as approximately 94% of votes cast were voted in favor of the proposal. Nevertheless, we continue to examine our executive compensation program to assure alignment between the interests of our executive officers and our shareholders.

# Communications with the Board

Individuals may communicate with the Board by submitting an email to our Board at this address: *boardofdirectors@anthem.com.* Communications that are intended specifically for non-management directors or any individual director should be sent to the email address above to the attention of the Board Chair. Individuals may also communicate with the Board by submitting a letter to our Secretary at Anthem, Inc., 220 Virginia Avenue, Mail No. IN0204-A381, Indianapolis, Indiana 46204.

The process for collecting and organizing communications, as well as similar or related activities, has been approved by our independent directors. Communications are distributed to the Board, or to any individual directors as appropriate, depending on the facts and circumstances outlined in the communication. In that regard, the Board has requested that certain items which are unrelated to the duties and responsibilities of the Board should be excluded, such as spam, junk mail and mass mailings, medical claims inquiries, new product suggestions, resumes and other forms of job inquiries, surveys and business solicitations or advertisements. In addition, material that is unduly hostile, threatening, illegal or similarly unsuitable will be excluded, with the provision that any such unsuitable communication is made available to any director upon request.

# Board Structure

## Board Leadership Structure

Elizabeth E. Tallett currently serves as the independent Chair of the Board and has held that position since May 2018. The Board has the flexibility to establish a leadership structure that works best for the Company at a particular time and reviews that structure periodically. Currently, the positions of Chair of the Board and CEO are held by two different people. Our Corporate Governance Guidelines require that our independent directors elect a Lead Director annually when the positions of Chair and CEO are filled by the same person or when the Chair is not an independent director. There is currently no Lead Director because we have an independent Chair. The Board also recognizes the important leadership roles played by the Chair of each of the committees of the Board. The Board evaluates its leadership structure from time to time and changes it as circumstances warrant.

## Director Independence

Our Board has adopted standards to assist it in making determinations of independence and determining whether or not a director or director nominee has a material relationship with us. These standards are available on our website at https://ir.antheminc.com/governance-corporate-documents. Our Board has determined that all of our directors and director nominees, other than Ms. Boudreaux, meet these standards, have no material relationship with us and are "independent" as defined by the New York Stock Exchange ("NYSE") listing standards and the rules of the SEC.

## Board Meetings, Executive Sessions and Attendance

During 2020, the Board held seven meetings. The independent directors generally meet in an executive session at both the beginning and end of each regularly scheduled Board meeting, with the Chair of the Board presiding over the sessions. Our Board committees also conduct executive sessions that are presided over by the Chair of the respective committee. Each director attended at least 75% of the total meetings of the Board and each committee on which he or she served that were held when he or she was a director or committee member.

Our policy is that Board members are expected to attend each annual meeting of shareholders. All members of the Board attended our 2020 annual meeting of shareholders.

# Standing Committees of the Board

There are four standing committees of the Board. From time to time, the Board, in its discretion, may form other committees. The following table provides membership information for each of the Board standing committees as of April 9, 2021, including each independent Chair.

| Directors | Audit Committee | Compensation and Talent Committee | Governance Committee | Finance Committee |
|---|---|---|---|---|
| Gail K. Boudreaux | | | | |
| R. Kerry Clark | ✓ | | | Chair |
| Robert L. Dixon, Jr. | ✓ | | | ✓ |
| Lewis Hay, III | Chair | | | ✓ |
| Julie A. Hill | | ✓ | Chair | |
| Bahija Jallal | | ✓ | ✓ | |
| Antonio F. Neri | ✓ | | ✓ | |
| Ramiro G. Peru | | Chair | | ✓ |
| Ryan M. Schneider | | ✓ | | ✓ |
| Elizabeth E. Tallett | ✓ | | ✓ | |

Set forth below are the primary responsibilities of each of the standing committees as described more fully in their charters, which are available on our website at https://ir.antheminc.com/governance-corporate-documents.

## Audit Committee



**Lewis Hay, III – Chair**

**Members:**

R. Kerry Clark
Robert L. Dixon, Jr.
Antonio F. Neri
Elizabeth E. Tallett

**Meetings in 2020:** 8

**Principal Responsibilities:**

- The Audit Committee represents and assists the Board in its oversight of our accounting, financial reporting and internal controls over financial reporting.
- In its oversight of our financial statements and the independent audit thereof, the Audit Committee is responsible for the selection, evaluation and, where deemed appropriate, replacement of the independent registered public accounting firm, and for the evaluation of the independence of the independent registered public accounting firm.
- The Audit Committee is directly involved in the selection of the auditor's lead engagement partner.
- The Audit Committee is also responsible for the oversight of our compliance program and Code of Conduct, as well as assisting the Board in overseeing the processes by which we identify, assess, monitor and manage our exposure to major risks. The Chief Compliance Officer facilitates our compliance program and reports independently to the Audit Committee. The Audit Committee regularly receives a detailed report from the Chief Compliance Officer regarding our compliance program activities.

See "Audit Committee Matters — Audit Committee Report" and "Corporate Governance — The Board's Role and Responsibilities — Board Role in Risk Oversight."

The Audit Committee met separately at several meetings during 2020 with executive management (including the Chief Financial Officer and the Chief Legal Officer), the Chief Internal Audit Executive, the Chief Risk Officer, the Chief Compliance Officer and the independent registered public accounting firm.

The Board has determined that each of the members of the Audit Committee is "independent" as defined by the rules of the SEC and the NYSE listing standards. The Board has determined that, with the exception of Mr. Dixon, each of the Audit Committee members is an "audit committee financial expert" as defined by the SEC's rules.

## Compensation and Talent Committee



**Ramiro G. Peru – Chair**

**Members:**

Julie A. Hill
Bahija Jallal
Ryan M. Schneider

**Meetings in 2020:** 5

**Principal Responsibilities:**

- The Compensation and Talent Committee assists the Board in discharging its responsibilities relating to compensation and benefits provided to our executive officers (which are determined by the Compensation and Talent Committee in its sole discretion), including overseeing an assessment of the risks related to our compensation policies and practices. See "Corporate Governance — The Board's Role and Responsibilities — Board Role in Risk Oversight — Assessment of Compensation-Related Risks."

- The Compensation and Talent Committee sets the compensation level of our CEO and other executive officers based on an evaluation of the executive's performance in light of our goals and objectives.

- The Compensation and Talent Committee may take into consideration when setting the compensation levels of the executive officers (other than the CEO) any recommendations of the CEO with respect to the other executive officers.

- In addition, the Compensation and Talent Committee has directly engaged Semler Brossy Consulting Group LLC ("Semler Brossy"), an outside compensation consultant, to assist in the evaluation of CEO and executive officer compensation, as authorized under its charter. Semler Brossy reports directly to the Compensation and Talent Committee, participates regularly in Compensation and Talent Committee meetings and advises the Compensation and Talent Committee with respect to compensation trends and best practices, plan design and the reasonableness of individual compensation awards. Semler Brossy does not provide any other services to the Company. The Compensation and Talent Committee assessed the independence of Semler Brossy pursuant to, and based on the factors set forth in, the SEC's and NYSE's rules and concluded that no conflict of interest exists that would prevent Semler Brossy from independently advising the Compensation and Talent Committee.

- The Compensation and Talent Committee reviews and discusses talent acquisition and talent retention, and also monitors our programs and practices related to workforce diversity and inclusion.

All members of the Compensation and Talent Committee are "non-employee directors" within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and "independent" within the meaning of the NYSE listing standards. None of the Compensation and Talent Committee members is or has been an officer or employee of the Company or was involved in a relationship requiring disclosure as an interlocking director or under Item 404 of Regulation S-K.

## Governance Committee



**Julie A. Hill – Chair**

**Members:**

Bahija Jallal
Antonio F. Neri
Elizabeth E. Tallett

**Meetings in 2020:** 4

**Principal Responsibilities:**

- The Governance Committee assists the Board in discharging its responsibilities relating to Board composition and evaluations, non-employee director compensation and corporate governance by identifying and recommending individuals for nomination as members of the Board, recommending to the Board the overall non-employee director compensation policy and developing and recommending to the Board a set of corporate governance guidelines.

- The Governance Committee also is responsible for reviewing, at least annually, our political strategy, contributions and activities, including our Annual Report on Political Contributions and Related Activities, and overseeing compliance with our policies and procedures regarding political contributions and activities.

- In addition, the Governance Committee monitors our corporate social responsibility and environmental sustainability initiatives, including our Corporate Responsibility Report, which is prepared in accordance with the GRI Core Reporting Guidelines and includes SASB metrics.

- The Governance Committee has directly engaged Compensation Advisory Partners LLC ("CAP"), an outside compensation consultant, to assist in the evaluation of director compensation, as authorized under its charter. CAP reports directly to the Governance Committee. During 2020, CAP advised the Governance Committee with respect to director compensation trends and best practices, plan design and the reasonableness of director compensation. CAP does not provide any other services to the Company. The Governance Committee assessed the independence of CAP pursuant to, and based on the factors set forth in, the SEC's and NYSE's rules and concluded that no conflict of interest exists that would prevent CAP from independently advising the Governance Committee.

The Board has determined that each of the members of the Governance Committee is "independent" as defined by the NYSE listing standards.

## Finance Committee



**R. Kerry Clark – Chair**

**Members:**

Robert L. Dixon, Jr.
Lewis Hay, III
Ramiro G. Peru
Ryan M. Schneider

**Meetings in 2020:** 5

**Principal Responsibilities:**

- The Finance Committee assists the Board in fulfilling its responsibilities related to our capital structure, financial policies, financing strategies and financial condition.

- The Finance Committee is responsible for approving our annual capital plan and reviewing the issuance and retirement of debt and other securities and our credit facilities, as well as reviewing investment and financial risk management strategies.

- The Finance Committee provides guidance to the Board on significant policies and matters of financial corporate governance, including our use of capital, dividend policy, share repurchase program and credit ratings.

- The Finance Committee reviews our external insurance risk management program and insurance coverage.

- The Finance Committee also reviews proposed material mergers, acquisitions and divestitures.

The Board has determined that each of the members of the Finance Committee is "independent" as defined by the NYSE listing standards.

# Board Practices, Processes and Policies

## Corporate Governance Policies and Practices

Our corporate governance policies reflect our goal of adopting leading governance practices to promote a high level of performance from the Board and management. We believe our corporate governance practices promote the long-term interests of our shareholders and strengthen Board and management accountability.

Among the practices we adhere to are the following:

| | |
|---|---|
| **Board Independence** | • Independent Chair of the Board<br>• Nine out of ten directors are independent<br>• Only independent directors serve on the Audit, Compensation and Talent, Governance and Finance Committees |
| **Board Diversity** | • Four out of ten directors are women<br>• Seven out of ten directors are gender and/or ethnically diverse<br>• Balanced director tenure, with the average tenure being approximately 7.6 years<br>• Board composition is also diverse in age, geographic location, skills and experiences |
| **Shareholder Rights** | • Proxy access for shareholder-nominated director nominees<br>• Majority voting for uncontested director elections, with directors who fail to receive a majority vote required to tender their resignation for consideration by the Board<br>• No supermajority voting requirements in our Articles of Incorporation<br>• Opted out of the Indiana Control Share Acquisition Statute<br>• Shareholders have the right to call a special meeting of shareholders<br>• Shareholders can amend our Bylaws, except for those provisions required by our licenses with the BCBSA<br>• Long-standing practice of shareholder engagement on governance, compensation and sustainability issues |
| **Other Leading Governance Practices** | • Annual Board, committee and individual director performance evaluations, including evaluations led by an external party<br>• Board oversees director refreshment and succession planning and executive officer succession planning, addressing both emergency and long-term succession<br>• Directors are not eligible for election if 72 years of age or older<br>• Directors may generally serve on no more than three other public company boards; however, the Board granted an exception for Ms. Tallett to join the board of Moderna, Inc., temporarily bringing her total other public company board service to four until her planned retirement from another public company board in May 2021<br>• Our CEO may serve on no more than one other public company board<br>• Rotation of lead partner of our independent registered public accounting firm at least every five years<br>• The Board and its committees have the authority to engage consultants and advisors at our expense<br>• Executive sessions of independent directors are generally held at each regularly scheduled Board meeting<br>• Strong compensation governance practices as discussed in the Compensation Discussion & Analysis<br>• Board and committee oversight of risk, including risks relating to financial reporting, compensation practices and cybersecurity<br>• The Board encourages directors to participate in continuing education programs and reimburses directors for the expense of such participation<br>• Several avenues for shareholders to communicate with the Board and management, including periodic investor days, earnings release conference calls and a dedicated email address for the Board |

Due to our existing contractual obligations with the BCBSA, we are required to maintain a classified board structure. Our Articles of Incorporation provide that we will declassify the Board if the BCBSA requirement for a classified board is no longer applicable to us.

Current versions of the following documents are available on our website at https://ir.antheminc.com/governance-corporate-documents and www.antheminc.com/AboutAnthemInc/PublicAffairs/PoliticalContributions/index.htm.

| Governance Documents at www.antheminc.com | • Articles of Incorporation<br>• Bylaws<br>• Corporate Governance Guidelines<br>• Standards of Director Independence<br>• Code of Conduct<br>• Insider Trading Policy<br>• Board Committee Charters<br>• Annual Report on Political Contributions and Related Activities |
| --- | --- |

We will continue to assess and refine our corporate governance practices and share them with you.

## Director Evaluation Process

Board, committee and individual director evaluations play a critical role in ensuring the effective functioning of our Board. Each year our Board conducts a rigorous evaluation process, including an evaluation of the full Board, committee evaluations, director self-evaluations and peer evaluations. The evaluation process is multi-faceted and can be summarized as follows:

| Solicitation | Board, committee and individual director performance evaluations:<br>• Board evaluation is facilitated by the Chair of the Governance Committee and an external party<br>• Individual director assessments are facilitated by an external party<br>• Committee evaluations are conducted for each of the committees upon which directors serve |
| --- | --- |
| Evaluation and Assessment | Directors provide feedback regarding the Board, committees and peers:<br>• Evaluation of Board membership<br>• Exploration of Board member behaviors as compared to those of effective boards<br>• Assessment of meetings, materials and Board deliberations<br>• Examinations of key functions, including those that maximize shareholder value |
| Board Review | • Summary of Board and committee evaluations, in addition to individual director feedback, provided to the Board<br>• Chairs of each of the committees lead a discussion of committee evaluation results<br>• External party communicates the results of the individual director assessments to the Board, as well as the individual directors |
| Incorporation of Feedback | • Follow-up items are addressed at subsequent Board or committee meetings<br>• As appropriate, Board and committee action plans are prepared to address issues |

## Director Orientation and Continuing Education

All new directors on our Board receive an orientation to the Company and training that is individually tailored, taking into account the director's experience, background, education and committee assignments. Our new director orientation program is led by members of senior management, in consultation with the Chair of our Board, and covers a review of our business segments, strategic plans, financial statements and policies, risk management framework, regulatory matters, our internal and external auditors, corporate governance and key policies and practices (including our Code of Conduct), as well as the roles and responsibilities of our directors.

Continuing education occurs at Board and committee meetings, with specific topics of interest covered by management or outside experts. Information on director education programs that might be of interest on developments in our industry, corporate governance, regulatory requirements, the economic environment, and other matters relevant to their duties as a director of our Company are made available to directors. The Board encourages directors to participate in continuing education programs and reimburses directors for the expense of such participation.

# Review and Approval of Transactions with Related Persons

## Policy

The Board has adopted a written policy and procedures for review, approval and monitoring of transactions involving us and "related persons" (directors and executive officers, shareholders owning five percent or greater of our outstanding common stock, or their immediate family members). The policy covers any transaction in which we are a participant that involves amounts exceeding $120,000 in any calendar year and in which a related person has or will have a direct or indirect interest (other than solely as a result of being a director or a less than ten percent beneficial owner of another entity).

Related person transactions must be approved or ratified by the Governance Committee of the Board. In considering the transaction, the Governance Committee will take into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person's interest in the transaction. The policy includes several categories of standing pre-approved transactions, including, but not limited to, transactions involving competitive bids, certain banking-related services and certain transactions involving amounts not in excess of the greater of $1 million or 2% of the other company's total annual gross revenues. The Governance Committee periodically reviews and assesses ongoing transactions to confirm that the transactions comply with the Governance Committee's guidelines and remain appropriate.

## Current Transactions

Dr. William Long, the brother-in-law of R. Kerry Clark, one of our directors, is the physician owner of a medical provider that serves our members in New York. Anthem and its subsidiaries paid this provider approximately $311,000 for services provided to individuals covered by Anthem for the year ended December 31, 2020. Mr. Clark has no ownership interest in this provider and is not involved with the provider-payer arrangement between Anthem and the provider. In addition, the amounts paid to this provider are pursuant to a standard fee schedule for all similarly situated providers in New York. The Governance Committee approved and continues to monitor this arrangement consistent with the above policy.

In the ordinary course of business, we may, from time to time, engage in transactions with other companies whose officers or directors are also our directors. Transactions with such companies are conducted on an arm's length basis, and in 2020, all of these transactions came within the pre-approval procedures of the Governance Committee consistent with the above policy or the Governance Committee determined that the director did not have a material direct or indirect interest in the transaction.

# Compensation of Non-Employee Directors

## Process

The compensation of our non-employee directors is paid in the form of annual retainers for Board members and committee chairs and annual stock awards. An annual retainer is also paid when the Chair of the Board is not an employee or there is a Lead Director. In addition, pro-rata stock awards are granted to non-employee directors who join the Board mid-year. Our 2020 compensation for non-employee directors was as follows:

| Compensation Element | 2020 |
| --- | --- |
| Annual Retainer – Cash Portion | $125,000 |
| Annual Retainer – Company Stock Portion | $195,000 |
| Annual Committee Chair Retainers | |
| • Audit Committee | $ 30,000 |
| • Compensation and Talent, Governance and Finance Committees | $ 20,000 |
| Annual Retainer for Non-Executive Chair of the Board, if any | $240,000 |
| Annual Retainer for Lead Director, if any | $ 35,000 |

Ms. Boudreaux, as an employee director, does not receive any compensation for her service as a director. Ms. Boudreaux's 2020 compensation is shown in the Summary Compensation Table.

## Directors' Compensation Table

The compensation actually paid to our non-employee directors for service during 2020 was as follows:

| Name | Fees Earned or Paid in Cash ($)[1] | Stock Awards ($)[2] | All Other Compensation ($)[3] | Total ($) |
|---|---|---|---|---|
| R. Kerry Clark | $137,480 | $194,797 | $10,000 | $342,277 |
| Robert L. Dixon, Jr. | $125,203 | $194,797 | $25,786 | $345,786 |
| Lewis Hay, III | $145,203 | $194,797 | $ 5,000 | $345,000 |
| Julie A. Hill | $145,203 | $194,797 | $25,786 | $365,786 |
| Bahija Jallal | $125,203[4] | $194,797 | — | $320,000 |
| Antonio F. Neri | $125,203 | $194,797 | $ 5,000 | $325,000 |
| Ramiro G. Peru | $155,203 | $194,797 | $15,786 | $365,786 |
| Ryan M. Schneider | $125,203 | $194,797 | — | $320,000 |
| Elizabeth E. Tallett | $365,203[4] | $194,797 | $10,000 | $570,000 |

(1)  In addition to annual Board and committee retainer fees, amounts include $202.68 paid in cash to each non-employee director then serving or elected at the 2020 annual meeting of shareholders, which represents cash payments in lieu of issuing fractional shares in connection with the annual grant of phantom shares of our common stock received on the date of our annual meeting of shareholders.

(2)  The amounts in this column reflect the grant date fair value of stock awards issued to each non-employee director during the year ended December 31, 2020, in accordance with Accounting Standards Codification Topic 718, "Compensation — Stock Compensation" ("ASC Topic 718"). Each non-employee director received 699 deferred shares of our common stock for the annual retainer grant of shares of our common stock on the date of our annual meeting of shareholders (May 21, 2020). The deferred shares will be converted into common stock upon the lapse of the deferral period. See also "— Board Equity Compensation and Stock Ownership Guidelines." The grant date fair value for the 2020 stock awards is calculated by multiplying the closing price of our common stock on the NYSE on the date of grant by the number of shares in the stock award. As of December 31, 2020, each non-employee director had the following number of deferred shares under our Board of Directors' Deferred Compensation Plan ("Board Deferred Compensation Plan") for all years of service as a director:

| Director | Deferred Shares (as of 12/31/20) |
|---|---|
| R. Kerry Clark | 7,261 |
| Robert L. Dixon, Jr. | 4,503 |
| Lewis Hay, III | 9,128 |
| Julie A. Hill | 32,521 |
| Bahija Jallal | 2,409 |
| Antonio F. Neri | 2,546 |
| Ramiro G. Peru | 4,503 |
| Ryan M. Schneider | 1,221 |
| Elizabeth E. Tallett | 8,513 |

No non-employee directors currently have any stock options outstanding. The deferred shares for each director are included in the Security Ownership of Certain Beneficial Owners and Management — Stock Held by Directors, Nominees and Executive Officers table on page 76.

(3)  Includes: (i) matching charitable contributions made by our Foundation on behalf of Messrs. Clark, Dixon, Hay and Neri and Mses. Hill and Tallett (see "— Matching Gift Program"); and (ii) dividend equivalents paid on directors' deferred shares that vested in 2020 of $15,786 each to Messrs. Dixon and Peru and Ms. Hill. This column does not include perquisites received by a director to the extent the amount of all such perquisites received by such director was less than $10,000.

(4)  All of Mses. Jallal's and Tallett's 2020 cash compensation was deferred by each pursuant to the Board Deferred Compensation Plan, other than amounts paid in cash in lieu of a fractional share.

## Anthem Board of Directors' Deferred Compensation Plan

Cash fees paid to directors may be deferred under the Board Deferred Compensation Plan, which provides a method of deferring payment until a date selected by the director. Deferred cash fees accrue interest at a declared interest rate, which is determined on January 1 of each year and is the average of the 10-year U.S. Treasury Note monthly average rates for the 12-month period ending on September 30 of the previous year, plus 150 basis points, but not to exceed 120% of the applicable federal long-term rate, with compounding. Fees paid to non-employee directors in our common stock may also be deferred under the Board Deferred Compensation Plan for a period longer than the minimum deferral period discussed below, with the cash dividends accruing during the deferral period and paid in cash at the end of the deferral period. Fees paid in stock and deferred under the Board Deferred Compensation Plan are distributed in stock pursuant to their election under the Plan.

## Matching Gift Program

Directors are eligible to participate in our Foundation matching gift program. Under this program, our Foundation matches 100% of charitable donations to qualified entities up to a maximum of $10,000 per year for each director.

## Board Equity Compensation and Stock Ownership Guidelines

For 2020, each non-employee director received, subject to the deferral described below, an annual grant, on the date of our annual meeting of shareholders, of the number of shares of our common stock equal to $195,000, with the amount of any fractional share paid in cash. In 2020, each non-employee director received 699 deferred shares based on the market price of $278.68 per share pursuant to this grant. Each grant of common stock is deferred for a minimum of five years from the date of grant (or in the case of grants made after the annual meeting of shareholders, five years from the date of the annual meeting of shareholders that immediately precedes the date of grant). The shares of common stock, along with the cash dividends accrued thereon, will not be distributed until the earlier of the expiration of such deferral period or the date on which a director ceases to be a member of the Board.

In addition, each non-employee director has an obligation to own at least $625,000 of our common stock by no later than the fifth anniversary of the date such director became a member of the Board. For the purpose of this requirement, all shares directly owned and deferred shares are included in the calculation. Each of our non-employee directors owned sufficient shares to either meet, or be on track to meet, his or her ownership requirement as required under the guidelines, based on the average closing price of $278.91 during 2020.

# Executive Officers of the Company

The following is biographical information and ages for our executive officers and Chief Accounting Officer as of April 1, 2021:

| Name and Position | Age | |
|---|---|---|
| **Gail K. Boudreaux**<br>President and Chief Executive Officer | 60 | See the biographical information under "Directors Continuing in Office — Terms Expiring at the 2023 Annual Meeting of Shareholders" on page 19. |
| **Jeffrey D. Alter**<br>EVP, IngenioRx and Anthem Health Solutions | 58 | Mr. Alter has served as our Executive Vice President, IngenioRx and Anthem Health Solutions since September 2020. Prior to joining us, Mr. Alter was President (and Founder) of ArcturusOne Consulting, LLC (healthcare consulting) from July 2018 to September 2020. Prior to that, Mr. Alter spent 14 years at United HealthCare (managed healthcare company) in various roles, including as Chief Executive Officer of its Commercial Group from November 2014 until June 2018. Mr. Alter also served as Senior Vice President of Strategic Financial Planning for Oxford Health Plans, Inc. (health insurance) from December 2002 to April 2004. |
| **John E. Gallina**<br>EVP and Chief Financial Officer | 61 | Mr. Gallina has served as our Executive Vice President and Chief Financial Officer since June 2016. Mr. Gallina joined Anthem in 1994 and has held a variety of leadership roles across the organization. Prior to his current role, Mr. Gallina served as Anthem's Chief Financial Officer for the Commercial and Specialty Business Division from December 2015 to June 2016, and as Senior Vice President and Chief Accounting Officer from December 2013 to December 2015. Other leadership positions held during his tenure include Senior Vice President, Chief Accounting Officer and Chief Risk Officer from May 2011 to December 2013, while also holding the title of Controller from May 2011 to August 2013. Before joining the Company, Mr. Gallina spent 12 years with Coopers & Lybrand in various positions, including as an Audit Senior Manager. |
| **Peter D. Haytaian**<br>EVP and President, Commercial and Specialty Business Division | 51 | Mr. Haytaian has served as our Executive Vice President and President of the Commercial and Specialty Business Division since March 2018. From June 2014 until March 2018, Mr. Haytaian served as our Executive Vice President and President of the Government Business Division. Mr. Haytaian joined the Company in December 2012 with our acquisition of Amerigroup Corporation ("Amerigroup") and served as President of our Medicaid business from August 2013 until June 2014. From 2005 to 2013, Mr. Haytaian held several leadership positions with Amerigroup, including serving as Chief Executive Officer of the North Region for Amerigroup's Medicaid business from December 2012 until August 2013. Mr. Haytaian has extensive experience leading Medicare and Medicaid programs with Amerigroup and, prior thereto, with Oxford Health Plans, Inc. |
| **Gloria M. McCarthy**<br>EVP and Chief Administrative Officer | 68 | Ms. McCarthy has served as our Executive Vice President and Chief Administrative Officer since 2013. She was Executive Vice President of Enterprise Execution and Efficiency from 2012 to 2013. Prior to that appointment, she served as Executive Vice President, Office of the CEO from February 2012 to October 2012, as Senior Vice President for Operational Excellence from 2008 to February 2012, as Senior Vice President of Service Operations from 2006 to 2008 and as Senior Vice President and Chief Operating Officer of our East Region from 2005 to 2006. Prior to our acquisition of WellChoice, Inc. ("WellChoice") in 2005, Ms. McCarthy served as Executive Vice President and Chief Operating Officer of WellChoice. |
| **Felicia F. Norwood**<br>EVP and President, Government Business Division | 61 | Ms. Norwood has served as our Executive Vice President and President of the Government Business Division since June 2018. Prior to joining us, she was Director of The Department of Healthcare and Family Services for the State of Illinois from January 2015 to June 2018. Prior to that appointment, Ms. Norwood served as President of the Mid-America Region for Aetna Inc. (health insurance) from January 2010 until May 2013. |

| Name and Position | Age | |
|---|---|---|
| **Prakash Patel, M.D.**<br>EVP and President,<br>Diversified<br>Business Group | 54 | Dr. Patel has served as our Executive Vice President and President, Diversified Business Group since August 2018. Prior to joining us, Dr. Patel was Chief Operating Officer and President, GuideWell Health for GuideWell Mutual Holding Corporation (not-for-profit mutual holding company) from January 2015 to August 2018. Prior to that, Dr. Patel was Chief Executive Officer of Access MediQuip (provider of surgical implant management solutions) from January 2011 to November 2014. From April 2005 to December 2010, Dr. Patel held various positions with Magellan Health Services (healthcare services), the most recent being Chief Corporate Development Officer. |
| **Leah Stark**<br>EVP and Chief Human<br>Resources Officer | 44 | Ms. Stark has served as our Executive Vice President and Chief Human Resources Officer since January 2019. From July 2016 to June 2018, she held the position of Chief Human Resources Officer and Head of Procurement of General Cable Corporation (telecom cable systems company). Prior to that, beginning in March 2006, Ms. Stark held a variety of leadership roles at Whirlpool Corporation (home appliance company), with her most recent roles as Senior Director, Global Human Resources from August 2015 until July 2016 and as Head of Human Resources, North Asia & Whirlpool China Co. Ltd from November 2013 until August 2015. |
| **Blair W. Todt**<br>EVP and Chief Legal<br>Officer | 53 | Mr. Todt has served as our Executive Vice President and Chief Legal Officer since November 2020. Prior to joining us, Mr. Todt served as Senior Vice President, Legal, Compliance & Business Performance and Chief Legal Officer of HCSC from July 2016 to July 2020. Prior to joining HCSC, Mr. Todt held a variety of leadership roles at WellCare Health Plans, Inc. (health insurance company), with his most recent role as Senior Vice President, Chief Legal and Administrative Officer and Secretary from April 2010 until June 2016. |
| **Ronald W. Penczek**<br>SVP and Chief Accounting<br>Officer | 56 | Mr. Penczek has served as our Senior Vice President and Controller since November 2015 and as our Chief Accounting Officer since December 2015. He served as our Vice President and Controller from August 2013 to November 2015. Prior to that appointment, Mr. Penczek served as Vice President and Assistant Controller from January 2008 to August 2013 and in various other roles in our finance department from February 2006 until January 2008. Before joining us, Mr. Penczek was a Staff Vice President with CNA Insurance from 2000 to 2005 and held various positions with PricewaterhouseCoopers LLP from 1992 to 2000, including as a Manager. |

# Executive Compensation

**PROPOSAL 2**

## Advisory Vote to Approve the Compensation of Our Named Executive Officers

We are asking our shareholders to indicate their support for our NEOs' compensation as described in this proxy statement and in compliance with Section 14A of the Exchange Act.

Our executive compensation program is designed to attract, engage, motivate and retain a talented team of executive officers and to appropriately reward those executive officers for their contributions to our business, our consumers and our shareholders. Our Total Rewards program emphasizes performance-based compensation, and the majority of our CEO's and other NEOs' compensation is variable based on overall long-term Company performance. Our Total Rewards program contains financial and strategic goals, and the value of equity-based awards will depend on our long-term stock price performance. In considering your vote, we invite you to read the "Compensation Discussion & Analysis," along with the tables and narrative discussion, beginning on page 42 for additional details about our executive compensation program, including information about the fiscal year 2020 compensation of our NEOs.

This proposal gives our shareholders the opportunity to express their views on our NEOs' compensation ("Say-on-Pay"). The Say-on-Pay vote is not intended to approve any specific item of compensation but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this proxy statement. Accordingly, we recommend that our shareholders vote "for" the following resolution at the annual meeting:

> "RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed in the Company's Proxy Statement for the 2021 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion & Analysis, the compensation tables and the other related disclosures."

The Say-on-Pay vote is advisory, and therefore not binding on the Company, our Compensation and Talent Committee or our Board. Our Board and our Compensation and Talent Committee value the opinions of our shareholders, and to the extent that there is any significant vote against the NEOs' compensation as disclosed in this proxy statement, we will consider our shareholders' concerns and our Compensation and Talent Committee will evaluate whether any actions are necessary to address those concerns.

 The Board of Directors unanimously recommends a vote **FOR** Proposal 2, the advisory vote to approve the compensation of our Named Executive Officers.

# Compensation Discussion & Analysis

This Compensation Discussion & Analysis ("CD&A") describes our executive compensation program, our pay-for-performance compensation philosophy, the emphasis on creating long-term shareholder value and the methodology and governance process the Compensation and Talent Committee (the "Committee") used to align compensation-related actions to Company performance in 2020. Also included are highlights of changes we have made to select programs in 2021 that are consistent with our philosophy and executive compensation objectives.

The CD&A focuses on our CEO, our CFO and the three other most highly compensated executive officers for 2020 (our "NEOs"), who are:



**Gail K. Boudreaux**
President and Chief
Executive Officer (CEO)



**John E. Gallina**
Executive Vice
President and Chief
Financial Officer (CFO)



**Peter D. Haytaian**
Executive Vice President
and President of
Commercial and Specialty
Business Division



**Gloria M. McCarthy**
Executive Vice
President and Chief
Administrative Officer



**Felicia F. Norwood**
Executive Vice
President and President
of Government
Business Division

## Executive Summary

### Executive Compensation Philosophy and Program Objectives

The Committee oversees our compensation program for our executive officers, including our NEOs, and determines their compensation. Our executive compensation program, which we refer to as Total Rewards, is designed to:

- Attract, engage, motivate, retain and appropriately reward executives for their contributions to our business, our consumers and our shareholders
- Closely align executive interests and rewards with those of our shareholders
- Recognize the need for a balance between executive rewards and the expectations of our stakeholders (customers, shareholders, providers and associates)
- Drive the achievement of the Company's purpose, mission, vision, values and strategy
- Deliver compensation that is commensurate with Company and individual performance within the context of the external market

| | | |
|---|---|---|
| Our programs are intended to be generally consistent in design and in aggregate size with market and good corporate governance practices | We consider both external competitiveness and internal equity in the operation and administration of these programs | These objectives are extended beyond the executive ranks to include all associates and are intended to promote the Company's culture, as well as enhance teamwork and equitable treatment |

A foundation of our strategy is to deliver on our commitments to those we serve. It is important that pay for our most senior leaders reflects their performance in delivering on those commitments.

In order to achieve these objectives, we structure our compensation program in a manner that emphasizes the long-term performance of the Company by focusing on our purpose, our mission, our vision and our values:

## Our Purpose
Improving the Health of Humanity.

## Our Mission
Improving Lives and Communities. Simplifying Healthcare. Expecting More.

## Our Vision
Be the most innovative, valuable and inclusive partner.

## Our Values

| LEADERSHIP | COMMUNITY | INTEGRITY | AGILITY | DIVERSITY |
|---|---|---|---|---|
| Redefine what's possible. | Committed, connected, invested. | Do the right thing, with a spirit of excellence. | Deliver today — transform tomorrow. | Open your hearts and minds. |

## 2020 Performance Highlights

Notable highlights for 2020 include solid financial and operational performance, as evidenced by the following results:



\*     Please refer to the GAAP reconciliation table in Annex A for information on Adjusted Net Income Per Diluted Share.

- Medical membership grew by 1.9 million members to 42.9 million members as of December 31, 2020.

- Total Operating Revenue Growth of 17.1% was driven by growth across all of our businesses.

- Income before income tax expense increased by 4.2% to $6.2 billion for 2020, as compared to $6.0 billion for 2019, while Operating Gain increased by 6.0% to $6.4 billion for 2020, as compared to $6.0 billion for 2019. Please refer to the GAAP reconciliation table in Annex A for information on Operating Gain.

- Our closing stock price increased by approximately 6.3% from $302.03 on December 31, 2019 to $321.09 on December 31, 2020. In addition, the Company paid cash dividends totaling $3.80 per share in 2020.

- We committed more than $2.5 billion in direct support and assistance in 2020 to ease the burden of the COVID-19 pandemic among our customers, care providers, associates and nonprofit partners. These efforts included extended cost-share waivers, premium credits, provider grants and community relief and supports.

- We acquired Beacon Health Options, Inc., which was the largest independently held behavioral health organization in the country, in February 2020.

- Anthem was named to the 2020 Dow Jones Sustainability North America and World Indices for the third consecutive year and was included on the Forbes JUST 100 list for a second consecutive year, continuing to rank first in the healthcare providers and services category.

- Our solid performance is reflected in the compensation that our NEOs earned for 2020.

**COVID-19 Impact on Our Compensation Programs**

Compensation decisions for our NEOs for 2020, including annual base salaries and performance metrics, weightings and targets for our 2020 AIP and our 2020-2022 performance stock units ("PSUs"), were made in February 2020 prior to COVID-19 being declared a pandemic. Performance was monitored throughout the year, and no structural changes were made to the approved compensation actions or the weightings and metrics of our outstanding incentive programs due to the COVID-19 pandemic.

As a result of the unique challenges our customers and communities faced during the COVID-19 pandemic, our management made decisions to proactively provide over $2.5 billion in direct support and assistance to our customers, care providers, associates and nonprofit partners during this difficult time. These decisions were intentional and were done for the betterment of our members and communities and a portion were in addition to the mandated actions required as a result of the CARES Act and other mandates. After review of these decisions and their impact to our earnings and our revenue, the Committee made adjustments for a portion of the voluntary actions taken when calculating the amounts earned under the 2020 AIP and the 2018-2020 PSU awards so that they more appropriately reflected management's performance for 2020. These adjustments exclude the financial impact of the voluntary actions listed below:

- Provided a one-month premium credit to individuals and fully insured employer group customers enrolled in select Commercial and Specialty plans

- Offered in-network dental providers a $10 PPE credit per patient, per visit

- Provided expanded telehealth coverage for our members and waived cost-sharing for in-network telehealth visits, including telephonic visits, and those for mental health

Over the course of 2020, our management, the Committee and the Committee's independent compensation consultant explored potential 2021 long-term incentive approaches, recognizing the inherent challenge in setting long-term goals in this environment. After a thorough review, there are no planned changes to our compensation programs for 2021 related to the COVID-19 pandemic.

## Compensation Governance Practices

The Committee maintains what it believes are leading practices for executive compensation, each of which reinforces the Company's compensation philosophy and objectives. Below is a summary of these practices:

| WHAT WE DO | WHAT WE DO NOT DO |
|---|---|
| ✓ Rigorous establishment and oversight of incentive measures, goals and pay / performance relationship | ✗ No backdating, re-pricing, discounting, reloading or replacing of stock options or stock appreciation rights without shareholder approval |
| ✓ Align executive compensation with shareholder returns through a mix of variable and fixed compensation that is heavily weighted toward variable, long-term performance-based compensation, with caps on AIP and PSU payouts | ✗ No change-in-control excise tax gross-ups |
| ✓ Significant director and executive stock ownership requirements and holding restrictions | ✗ No short sales, hedging or pledging of our stock is permitted by any director or associate, including our executive officers |
| ✓ Clawback policy for executive officers' incentive compensation, including for reputational harm | ✗ No compensation plans which encourage excessive risk taking |
| ✓ Double-trigger change-in-control provisions | |
| ✓ No dividends paid on stock units until they vest | |
| ✓ Limited executive perquisites | |

## Shareholder Engagement and Recent Say-on-Pay Results

We have a longstanding practice of engaging with our shareholders on executive compensation matters. During 2020, our management engaged with our largest shareholders, representing a majority of our outstanding shares of common stock, and offered to discuss a broad range of topics, including executive compensation. The Committee considers comments and input provided by shareholders when determining the compensation of our NEOs. At the 2020 annual meeting of shareholders, approximately 94% of votes cast were voted in favor of the proposal on the advisory vote on the compensation of our NEOs, commonly referred to as the "Say-on-Pay" vote.

In addition, the Committee annually reviews reports from our independent compensation consultant regarding:

- market trends relating to the design of our Total Rewards program,
- outcomes from the recent Say-on-Pay voting results and proxy advisor policy changes and
- other market factors impacting executive compensation, including the COVID-19 implications to the design of our Total Rewards program.

As a result of this ongoing practice, the Committee approved several changes to our Total Rewards program in an effort to continue to promote the performance-based and long-term shareholder value creation elements of our incentive plans and the adoption of good governance policies.

## Key Changes Made in 2020 to Our Compensation Programs

The 2020 AIP and 2020-2022 PSU structure was approved in late 2019 and the performance measures and targets were finalized in February 2020 prior to the COVID-19 pandemic. Performance was monitored throughout the year and no structural changes were made to the AIP or to the LTIP due to the COVID-19 pandemic. Below are the changes that were made, unrelated to the COVID-19 pandemic, to our compensation programs.

| | |
|---|---|
| Annual Incentive Plan | • Changed the financial performance measure from Operating Gain to Operating Revenue and Adjusted Net Income to focus on continued top-line growth<br>• Increased the aggregate weighting of non-financial measures to 30% to ensure appropriate focus on our strategic goals<br>• Increased the difficulty to achieve threshold performance and adjusted the payout for meeting threshold to 30%<br>• Metrics for the relative peer modifier changed from Operating Gain and Total Revenue growth to Adjusted Net Income growth and Total Revenue growth for consistent measurement among our peers<br>↗ See page 50 |
| Long-Term Incentive Plan Awards – PSUs | • Increased the weighting of Operating Revenue from 25% to 40% to increase focus on top-line growth<br>↗ See page 55 |

# Compensation Decision Making Process



**COMPENSATION DECISION MAKING PROCESS AND KEY CONSIDERATIONS**

A UNIFIED APPROACH TO BRING TOGETHER BOTH EXTERNAL AND INTERNAL RESOURCES TO MAKE WELL-INFORMED COMPENSATION DECISIONS

- THE ROLE OF THE COMMITTEE
- SHAREHOLDER OUTREACH AND SAY-ON-PAY VOTES
- THE ROLE OF THE INDEPENDENT COMPENSATION CONSULTANT
- MARKET ASSESSMENT AND PEER PRACTICES
- INTERNAL COMPARISONS AND THE USE OF TALLY SHEETS
- THE ROLE OF MANAGEMENT

## The Role of the Committee

The Committee reviews and approves all elements of executive compensation for our executive officers, including the NEOs, including base salary levels and merit increases, annual short-term and equity-based long-term incentive plan design, performance measures and payouts, executive perquisites, stock ownership guidelines and other compensation-related governance policies. With respect to the CEO's compensation, the Committee and the independent members of the Board evaluate the CEO's performance against pre-established enterprise goals and her own personal goals, including leadership qualities. The Committee then determines the CEO's pay. Compensation decisions are made as part of a unified process so that all components of pay are reviewed in concert

with each other. This is intended to ensure that the Total Rewards package for the NEOs fits with our compensation philosophy and Company values and aligns with the interests of our shareholders.

## Shareholder Outreach and Say-on-Pay Votes

As previously discussed, we regularly engage with our shareholders to discuss a broad range of topics, including executive compensation. Additionally, the Committee reviews the results of our annual Say-on-Pay vote. These dialogues and Say-on-Pay votes provide valuable insight into understanding the interests and viewpoints of our shareholders, which are key considerations in the design and governance of our pay programs.

## The Role of the Independent Compensation Consultant

The Committee retains Semler Brossy Consulting Group LLC ("Semler Brossy") as an independent compensation consultant to advise the Committee with respect to compensation trends and best practices, plan design and the reasonableness of individual compensation awards. A representative of Semler Brossy attended all of the regularly scheduled Committee meetings in 2020, including, when invited, executive sessions.

Semler Brossy does not provide any other services to the Company. The Committee has assessed the independence of Semler Brossy, specifically considering, in accordance with the SEC's and the NYSE's rules, whether Semler Brossy had any relationships with the Company, our officers or our directors that would impair their independence. Based on this evaluation, the Committee determined that no conflict of interest exists that would prevent Semler Brossy from independently advising the Committee. In accordance with the Committee's charter, the Committee has the sole authority to determine the compensation for, and to terminate the services of, the independent compensation consultant.

## Market Assessment and Peer Practices

The Committee has designed our executive compensation program to target total compensation (salary plus target AIP award plus long-term equity grant fair value on the date of grant) at the median for comparable positions in our comparator groups, and it believes that total compensation for our NEOs is generally aligned with our comparator groups.

In setting compensation for the NEOs, the Committee reviews executive compensation levels and prevailing practices within two distinct comparator groups. The first group includes our four largest direct managed care competitors. The second group represents a sample of 76 similarly-sized companies from general industry (the "General Industry Group"). The Committee uses these two comparator groups, as there are a limited number of direct industry competitors. Companies selected for inclusion in the General Industry Group are based on earnings before interest and taxes with a filter for market capitalization. Each year, the Committee reviews the composition of the two comparator groups, and based on these criteria, determines which companies should be in the comparator groups with the assistance of Semler Brossy. The year-over-year increase in the number of companies in the General Industry Group was due to our growing market capitalization relative to the general industry and our ability to include more companies with similar market capitalization.

For 2020, the Committee approved the following comparator groups, with additions and deletions as follows:

## 2020 COMPENSATION COMPARATOR GROUPS

**Our Four Largest Managed Care Peers**
Centene Corporation
Cigna Corporation
Humana Inc.
UnitedHealth Group Incorporated

**X Managed Care Peer Deletions**

Company deleted due to acquisition or divestiture activity:

Aetna Inc.

**General Industry Group**

| | |
|---|---|
| 3M Company | Honeywell International Inc. |
| Abbott Laboratories | International Business Machines |
| AbbVie Inc. | Corporation |
| Accenture plc | Kinder Morgan, Inc. |
| Aflac Incorporated | Lockheed Martin Corporation |
| Altria Group, Inc. | Lowe's Companies, Inc. |
| American Express Company | Marathon Petroleum Corporation |
| Amgen Inc. | McDonald's Corporation |
| Applied Materials, Inc. | Medtronic plc |
| Biogen Inc. | MetLife, Inc. |
| BlackRock, Inc. | Micron Technology, Inc. |
| Booking Holdings Inc. | Mondelez International, Inc. |
| Bristol-Myers Squibb Company | Morgan Stanley |
| Broadcom Inc. | NextEra Energy, Inc. |
| Capital One Financial Corporation | NIKE, Inc. |
| Caterpillar Inc. | Norfolk Southern Corporation |
| Celgene Corporation[1] | Northrop Grumman Corporation |
| Charter Communications, Inc. | Philip Morris International Inc. |
| Chubb Limited | Prudential Financial, Inc. |
| Cigna Corporation | QUALCOMM Incorporated |
| Colgate-Palmolive Company | Starbucks Corporation |
| ConocoPhilips | T-Mobile US, Inc. |
| Costco Wholesale Corporation | Target Corporation |
| CSX Corporation | Texas Instruments Incorporated |
| CVS Health Corporation | The Bank of New York Mellon |
| Delta Air Lines, Inc. | Corporation |
| Dominion Energy, Inc. | The Charles Schwab Corporation |
| Dow Inc. [2] | The Goldman Sachs Group, Inc. |
| Duke Energy Corporation | The Kraft Heinz Company |
| DuPont de Nemours, Inc. | The PNC Financial Services Group, Inc. |
| Eli Lilly and Company | The Southern Company |
| Exelon Corporation | The TJX Companies, Inc |
| FedEx Corporation | Truist Financial Corporation |
| Ford Motor Company | Union Pacific Corporation |
| General Dynamics Corporation | United Parcel Service, Inc. |
| General Electric Company | United Technologies Corporation [3] |
| General Motors Company | U.S. Bancorp |
| Gilead Sciences, Inc. | Valero Energy Corporation |
| HCA Healthcare, Inc. | Walgreens Boots Alliance, Inc. |

**+ GENERAL INDUSTRY GROUP ADDITIONS**

3M Company
Abbott Laboratories
AbbVie Inc.
Altria Group, Inc.
Amgen Inc.
Applied Materials, Inc.
Broadcom Inc.
ConocoPhilips
Dow Inc.[2]
DuPont de Nemours, Inc.
General Electric Company
Gilead Sciences, Inc.
International Business Machines Corporation
Marathon Petroleum Corporation
McDonald's Corporation
Mondelez International, Inc.
Norfolk Southern Corporation
Northrop Grumman Corporation
Philip Morris International Inc.
T-Mobile US, Inc.
The Charles Schwab Corporation

**X GENERAL INDUSTRY GROUP DELETIONS**

Companies deleted due to acquisition or divestiture activity and/or not meeting comparator group selection criteria:

Aetna Inc.
Express Scripts Holding Company
HP Inc.
LyondellBasell Industries N.V.
The Allstate Corporation
The Travelers Companies, Inc.
Twenty-First Century Fox, Inc.

[1]   Now part of Bristol-Myers Squibb Company
[2]   Now part of DuPont de Nemours, Inc.
[3]   Now part of Raytheon Technologies Corporation

Based on information provided by Semler Brossy, the median statistics of the General Industry Group when the Committee approved the revised group in October 2019 were ($ in millions):

| Measure | Median of General Industry Group | Anthem | Percent of Median |
|---|---|---|---|
| 3-Year Average EBIT (Earnings Before Interest and Taxes) | $ 5,582 | $ 5,605 | 100% |
| Market Capitalization | $71,072 | $73,578 | 104% |

## Internal Comparisons and the Use of Tally Sheets

When setting compensation for 2020, the Committee reviewed prior year compensation and compensation actions to compare year-over-year pay actions relative to year-over-year performance and internal equity factors (how the compensation of the particular executive relates to the other executives).

As additional context, when making pay decisions in early 2020, the Committee also reviewed comprehensive tally sheets for each NEO, which provided an overview of the last five years of compensation actions, realized equity and outstanding equity holdings (vested and unvested). Although tally sheets provide good background information for the Committee, the Committee did not base any specific awards for 2020, or any modifications to our compensation program, on them.

## The Role of Management

Our CEO and our other executive officers, including the NEOs, do not set their own compensation nor are they present when the Committee sets their specific individual compensation. The CEO provides input regarding the duties and responsibilities of her direct reports and the results of her evaluations of their annual performance. The CEO, in conjunction with the Chief Human Resources Officer, reviews recommendations with the Committee's independent consultant and then provides the recommendations to the Committee regarding the compensation of the CEO's direct reports and the rationale for these proposals. Management also recommends to the Committee appropriate enterprise-wide financial and non-financial performance goals for use in our annual and long-term incentive plans.

## Elements of Total Rewards

The following chart shows the primary components of our Total Rewards program for our executives, including our NEOs. Additional detail on each of these Total Rewards components can be found under the respective headings in this CD&A.

| Primary Components | Strategic Purpose |
|---|---|
| Base Salary | • Fixed annual compensation designed to attract and retain key talent |
| | • Set with reference to scope of responsibility, experience, individual performance and the competitive market |
| | ↗ Page 49 |
| Annual Incentive Plan | • Performance-based and therefore variable cash compensation designed to reward achievement of short-term business objectives |
| | • Measures align to interests of shareholders to optimize profitability and include both financial and non-financial performance measures |
| | • Awards may be adjusted, either up or down, to reflect individual performance |
| | ↗ Page 50 |
| Long-Term Incentive Plan Awards | • PSUs, which are performance-based and are earned over a three-year performance period |
| | • Stock options that provide value with sustained stock price appreciation over the grant term |
| | • Restricted stock units ("RSUs") that time vest and provide both retention and stock price appreciation incentives |
| | ↗ Page 53 |
| Broad-Based Benefits | • Participation in the same basic health and welfare benefits as other associates, although more highly paid associates, including NEOs, have a higher associate contribution (i.e., they pay more for their medical benefits than lower paid associates) |
| | • Benefits are focused on promoting the health, well-being and financial security of all associates, including the NEOs |
| | ↗ Page 57 |
| Executive Benefits and Perquisites | • Limited perquisites and executive benefits that are market competitive |
| | • Designed to attract and retain key talent |
| | ↗ Page 58 |

The pay mix for our CEO and our other NEOs during 2020 reflects our executive compensation philosophy that emphasizes performance-based compensation over fixed compensation. As reflected in the following charts, the mix of total target compensation granted in 2020 to our NEOs was heavily weighted toward performance-based and other long-term incentive compensation, with long-term incentive awards making up approximately 75% of 2020 total target compensation for our CEO and an average of 66% of 2020 total target compensation for our other NEOs.

**PRIMARY COMPONENTS OF 2020 TARGET COMPENSATION**


CEO
37.5%
Performance Stock Units
9%
Base Salary
16%
AIP
75%
Long-Term Incentive Plan / Equity
18.75%
Restricted Stock Units
18.75%
Stock Options
OTHER NEOs
33%
Performance Stock Units
17%
Base Salary
17%
AIP
66%
Long-Term Incentive Plan / Equity
16.5%
Restricted Stock Units
16.5%
Stock Options

# 2020 Compensation Decisions

## Base Salary

Base salary levels are set with reference to both comparator group market data and individual performance. Base salaries are reviewed annually by the Committee and may be adjusted as a result of updated comparator group market information and the CEO's assessment of an executive's role and performance contributions, including the executive's demonstration of the Company's core values.

Based on Ms. Norwood's contributions and her responsibilities for leading our Government Business Division, the Committee approved a multi-year plan in February 2020 to align her target compensation with her peers. In 2020, this included a 10.3% increase in base salary.

Based on these considerations, the Committee approved the following 2020 base salary levels, maintaining the salary established for Ms. Boudreaux in 2017 and approving salary increases, effective March 2020, for the other NEOs:

| Name | 2019 Base Salary | 2020 Base Salary | % of Increase |
|---|---|---|---|
| Gail K. Boudreaux | $1,400,000 | $1,400,000 | 0% |
| John E. Gallina | $ 825,000 | $ 850,000 | 3.0% |
| Peter D. Haytaian | $ 825,000 | $ 850,000 | 3.0% |
| Gloria M. McCarthy | $ 825,000 | $ 850,000 | 3.0% |
| Felicia F. Norwood | $ 725,000 | $ 800,000 | 10.3% |

## Annual Incentive Plan

### 2020 Plan Design, Performance Measures and Setting NEO Target AIP Awards

Our unified, enterprise-wide AIP is designed to recognize and reward associates for performance and results. The 2020 AIP supports our focus on enhancing performance in support of our goals to directly influence the affordability of healthcare in America and lead nationally across the diverse markets we serve.

- All AIP participants, including the NEOs, are provided with a shared set of goals based on our financial performance, as well as our achievement of other key measures. We refer to this broader set of goals as our Enterprise Performance Dashboard.
- For 2020, we changed the financial profitability measure from Operating Gain to Adjusted Net Income, added Operating Revenue to focus on continued top-line growth and increased the aggregate weighting of non-financial measures to 30% to ensure appropriate focus on our strategic goals. We also increased the difficulty to achieve threshold performance and adjusted the payout for meeting threshold performance to 30%.
- Additionally, how our growth compares to our peers is important. To ensure we focus on this, our AIP includes a modifier for relative performance that is applied based on our Adjusted Net Income growth and Total Revenue growth compared to our peers.
- The Committee believes these measures strengthen our focus on financial results and align with our business strategy.
- Finally, while the Company uses defined performance measures and weightings to determine an overall funding level for the Company's AIP bonus pool, individual AIP awards are not purely formulaic. In determining the amount of the actual AIP award to be paid to each NEO, the Committee considers the CEO's recommendations for the NEO and the NEO's individual contribution toward reaching our pre-determined enterprise goals.

### Annual Incentive Award Calculation

The annual incentive award is calculated as follows for all NEOs.


Base Salary (Eligible Earnings)
×
Target Incentive Percent
×
Enterprise Performance Dashboard Results as a % of Target
×
Relative Peer Modifier
+/−
Individual Performance Modifier

In the first quarter of each year, the Committee approves for each NEO an AIP target award expressed as a percentage of base salary paid during the year. In setting the target award percentages for the NEOs, the Committee considers several factors, including comparator group market data, individual performance evaluations and internal equity. To more closely align with the comparator group market data, the Committee approved an increase in Ms. Boudreaux's AIP target to $2,600,000, which resulted in a target AIP percentage of approximately 186%. No other changes were made to NEO target award percentages in 2020.

The total potential payment under the AIP ranges from 30% to 200% of target assuming threshold performance is met. Each performance measure in the Enterprise Performance Dashboard has specific quantifiable objectives aligned to a threshold payout of 30%, a target payout of 100% and a maximum payout of 200%.

## DETERMINATION OF AIP AWARDS

### ENTERPRISE PERFORMANCE DASHBOARD

| Performance Measure | Weighting | Criteria and Strategic Importance |
|---|---|---|
| **Adjusted Net Income** *Our primary profitability metric with focus on Company financial performance* |  **50%** | • Adjusted Net Income is used by management to evaluate our core operating results and is reported to our shareholders on a quarterly basis so they can understand and analyze our core operating results and compare them among performance periods<br>• Adjusted Net Income incorporates below-the-line performance, while excluding the impact of share count, which the Committee believes provides a more accurate measure of Company earnings against which to measure our growth for incentive purposes<br>• Target based on 12.8% growth across our business |
| **Operating Revenue** *Our primary financial growth metric* |  **20%** | • Operating Revenue is a key measure used by management to evaluate growth in each of our reporting segments and is reported to our shareholders on a quarterly basis so they can understand and analyze our core operating results and compare them among performance periods<br>• Successful top-line growth is a key component of our long-term growth plan<br>• Target based on 13.4% growth across our business |
| **Provider Collaboration** *Focus on our relationship with providers* |  **10%** | • Increase the percentage of members with affinity to a high-performing primary care provider to ensure strong cost and quality performance by providers<br>• Target based on a 150 basis point increase year-over-year in the percentage of membership tied to high-performing providers |
| **Star Ratings** *Focus on achieving Medicare goals that most significantly improve clinical outcomes* |  **10%** | • Increase the percentage of Medicare members in 4-STAR or better plans, which will have a direct impact on Medicare revenue in 2022<br>• Target represents substantially meaningful improvement over prior year performance |
| **Consumer Effort** *Focus on the Consumer Experience* |  **10%** | • Measures the overall sentiment of our members about how easy their health insurance company is to do business with<br>• Target represents substantially meaningful improvement over prior year performance |
| **Total** | **100%** | |

### 2020 AIP RESULTS

| Performance Measure | Target Performance | Actual 2020 Performance |
|---|---|---|
| **Adjusted Net Income** | $5,709 million | $5,984 million[1]<br>Exceeded Target |
| **Operating Revenue** | $117,000 million | $118,060 million[1]<br>Exceeded Target |
| **Provider Collaboration** | 40.0% | 41%<br>Exceeded Target |
| **Star Ratings** | Substantially meaningful improvement over 2019 performance | Missed Threshold |
| **Consumer Effort** | Substantially meaningful improvement over 2019 performance | Missed Target |

(1) The AIP allows for adjustments to our results as reported to our shareholders for items that the Committee believes distort views of management performance and items that, if not adjusted, might misalign management incentives. The Committee reviews each potential adjustment to determine whether to include or exclude. These adjustments include, but are not limited to, the cumulative effect of unplanned changes in accounting principles, extraordinary items and unusual or non-recurring gains or losses, changes in tax law or rate, and results of, and costs of, significant future acquisitions and dispositions. In determining the payout under the AIP for 2020, the Committee approved certain adjustments related to the COVID-19 pandemic as described on page 44, which resulted in a $267.3 million increase to our reported Adjusted Net Income and a $238.0 million increase to our reported Operating Revenue, and also approved a $2,986.0 million decrease to our reported Operating Revenue to exclude revenue from our 2020 acquisitions.

## RELATIVE PEER MODIFIER

In 2020, we also measured our Adjusted Net Income growth and Total Revenue growth as compared to our four largest managed care peers and CVS Health Corporation, who acquired Aetna (collectively with us, our "Peer Modifier Group"). Based on this relative performance, the Committee had the ability to adjust overall AIP funding by multiplying the calculated funding amount by 80% to 120%. The calculation of our relative Adjusted Net Income growth and Total Revenue growth is based on actual results for the first three quarters and analysts' consensus for the fourth quarter of the year, unadjusted for the COVID-19 related adjustments made to our calculated AIP results described above, but adjusted for the impact of significant mergers and acquisitions.

We ended the year with strong relative Adjusted Net Income growth (we ranked 1[st] out of the 6 companies in the Peer Modifier Group) and Total Revenue growth (we ranked 2[nd] out of those same 6 companies). Notwithstanding our leading relative performance, the Committee set the modifier at 102.5% (from a range of up to 120%).

## INDIVIDUAL PERFORMANCE MODIFIER

As discussed earlier, in determining the amount of the actual AIP award to be paid to each NEO, the Committee considers the CEO's recommendations for the NEO and the NEO's contribution toward reaching our pre-determined enterprise goals. The Committee may adjust the AIP award paid to a NEO upward or downward based on the above considerations. However, the overall funding pool for the AIP cannot be exceeded.

## FINAL 2020 AIP PAYOUT FOR NEOS

After setting the total AIP funding pool based on the factors described above, the Committee approved the following 2020 AIP awards as shown in the Summary Compensation Table on page 60:

| Name | Target AIP % | Target Award | Final Award | Final Payout as % of Target |
|---|---|---|---|---|
| Gail K. Boudreaux | 186%[1] | $2,600,000 | $3,270,800 | 125.8% |
| John E. Gallina | 100% | $ 845,192 | $1,183,269 | 140.0% |
| Peter D. Haytaian | 100% | $ 845,192 | $1,183,269 | 140.0% |
| Gloria M. McCarthy | 100% | $ 845,192 | $1,183,269 | 140.0% |
| Felicia F. Norwood | 100% | $ 785,577 | $1,099,808 | 140.0% |

(1)	The Committee approved Ms. Boudreaux's 2020 AIP target as $2,600,000, which resulted in a target AIP percentage of approximately 186%.

Based on the Committee's assessment of each NEO's contributions toward reaching our enterprise goals, the following individual factors were considered when determining individual AIP awards.

- As Chief Executive Officer, Ms. Boudreaux led our agile and decisive pivot to address the healthcare needs of our members and communities and the health and safety of our associates in the face of the unfolding COVID-19 pandemic. Ms. Boudreaux also advanced our mission of improving lives and communities through strategic partnerships, collaboration and a commitment of $50 million over five years to focus on social injustice and health inequities in our diverse communities. Under Ms. Boudreaux's leadership, we achieved solid financial and operational performance and advanced our strategic priorities, as reflected in our medical membership growth of 1.9 million members, our Total Operating Revenue growth of 17.1% and in our acquisition of Beacon, the largest independently held behavioral health organization in the country. When determining Ms. Boudreaux's AIP payout, the Committee generally expects to align her award to the enterprise AIP results and did so again for 2020. Ms. Boudreaux's strong performance in 2020 was considered when determining her 2021 target pay opportunities, particularly for her long-term incentive grant and her target AIP percentage.

- As Chief Financial Officer, Mr. Gallina responded to a challenging year by balancing the financial support we provided to consumers, providers, associates and the community with meeting our financial commitments. Under Mr. Gallina's leadership, we built a sophisticated financial model to evaluate the key risks and uncertainties of the COVID-19 pandemic, which informed internal management decision making and external messaging to the investment community. Mr. Gallina was prudent in enhancing our liquidity at the onset of the pandemic as volatility increased in the financial markets, strengthening an already solid capital position and mitigating potential risks. Mr. Gallina also assisted the Board in launching its Finance Committee, which has enhanced communication and transparency on key financial matters with members of our Board during this uncertain time.

- As President of our Commercial and Specialty Business Division, Mr. Haytaian successfully managed business performance and the financial impacts of the COVID-19 pandemic, as demonstrated by effective premium collection, rate setting, customer retention and virtual sales, as well as the launch of new solutions and tools. This resulted in industry-leading commercial membership growth in spite of a highly volatile and changing economic environment. The commercial business successfully pivoted to virtual operations and was able to meet the needs of customers. Mr. Haytaian also led efforts to develop new joint ventures and deepen partnerships with multiple Blue plans and successfully integrated AmeriBen, a third-party administrator acquired in 2020.

- As Chief Administrative Officer, Ms. McCarthy's performance was highlighted by her effective leadership in rapidly organizing Anthem's enterprise response to the COVID-19 pandemic, successfully mobilizing resources, transitioning nearly 98% of our associates to work from home within days and putting in place a structure that allowed the senior leadership team to respond quickly to a highly uncertain and evolving environment with the best information available. Additionally, Ms. McCarthy successfully launched our enterprise-wide transformation effort intended to fundamentally change how we leverage technology to deliver on our commitment to improve the health of humanity, provide the experience consumers expect and drive cost savings, while continuing to transition Anthem into a digital-first enterprise.

- As President of our Government Business Division, Ms. Norwood successfully managed business performance, including strong Medicaid performance with both organic and inorganic growth, and mitigated the impacts of the COVID-19 pandemic on our Medicare and Federal Government Services business. Ms. Norwood championed the focus and structure for our community health strategy, which is aimed at addressing social drivers of health and aligning enterprise investments with local business strategy needs.

### 2021 AIP

For the 2021 AIP, the Committee will maintain the current financial and non-financial measures along with the modifier for relative peer performance and will introduce a new Environmental, Social and Governance (ESG) metric made up of several measures that focus on issues important to our strategy – health and inclusion – balanced between both internal (associate) and external (member and community) constituencies.

## Long-Term Incentive Plan Awards

The Committee makes annual grants of long-term, equity-based incentives to focus executives on the Company's longer-term financial and strategic objectives and to align the interests of executives with those of our shareholders. These awards are made under the terms and conditions of the Incentive Plan. With the assistance of its independent consultant, the Committee establishes the LTIP target opportunity and allocation among the different types of LTIP awards for each NEO based on such factors as competitive practice at companies in our comparator groups, the NEO's position and scope of responsibility, the importance of retaining the services of the NEO, internal equity and the NEO's opportunity to drive Company performance and contribute to the long-term success of the Company.

Our 2020 LTIP awards consist of a combination of PSUs, stock options and RSUs, as described below:

| Award Type | Weighting | Key Features and Performance Measures |
|---|---|---|
| Performance Stock Units<br>*Focus on sustained performance and profitable growth* | <br>**50%** | • Opportunity to earn from 0% to 200% of target PSUs based on achievement of pre-established three-year (2020-2022) cumulative Adjusted Net Income (weighted 60%) and cumulative Operating Revenue (weighted 40%)<br><br>• Threshold, target and maximum performance goals are anchored on the Company's long-term strategic plan and are critically important for driving long-term success by rewarding both top-line and bottom-line growth<br><br>• Cash dividend equivalents accrue during the vesting period but are only paid when the underlying PSUs vest and are distributed. Dividend equivalents are cancelled if the underlying units do not vest<br><br>• Actual payout level to be determined by the Committee following completion of the 2020-2022 performance period |
| Stock Options<br>*Focus on sustained stock price appreciation* | <br>**25%** | • Provide intended value only when our stock price substantially increases over the exercise price (closing price of our common stock on pre-established grant date)<br><br>• Have a term of 10 years<br><br>• Vest in three equal annual installments, beginning on the first anniversary of the grant date |
| Restricted Stock Units<br>*Focus on stock value and executive retention* | <br>**25%** | • Enables executive to build levels of stock ownership<br><br>• Vest in three equal annual installments, beginning on the first anniversary of the grant date<br><br>• Cash dividend equivalents accrue during the vesting period but are only paid when the underlying RSUs vest and are distributed. Dividend equivalents are cancelled if the underlying units do not vest |

Generally, the Committee grants LTIP awards to associates, including the NEOs, on the first business day of March, which occurs after the release of our final earnings for the prior year. This permits material information regarding the Company's performance for the prior fiscal year to have been disclosed to the public before equity-based awards are granted and provides a pre-established grant date each year.

The total grant date fair value of LTIP awards granted in 2020 to each NEO is shown in the following table:

| Name | 2020-2022 PSU Target Award Grant Date Fair Value | Annual Stock Options Grant Date Fair Value | Annual RSU Grant Date Fair Value | Total 2020 LTIP Granted |
|---|---|---|---|---|
| **Gail K. Boudreaux** | $5,999,950 | $2,999,847 | $3,000,246 | $12,000,043 |
| **John E. Gallina** | $1,624,907 | $ 812,385 | $ 812,725 | $ 3,250,017 |
| **Peter D. Haytaian** | $1,624,907 | $ 812,385 | $ 812,725 | $ 3,250,017 |
| **Gloria M. McCarthy** | $1,624,907 | $ 812,385 | $ 812,725 | $ 3,250,017 |
| **Felicia F. Norwood** | $1,624,907 | $ 812,385 | $ 812,725 | $ 3,250,017 |

## A CLOSER LOOK AT PERFORMANCE STOCK UNITS

The following summarizes the PSU awards granted in 2020 and the prior two years, each of which are described in more detail below, including the earned performance for the completed 2018-2020 performance period.

In 2017, we embarked on a four-year business optimization initiative designed to create meaningful new revenue opportunities, increase membership revenue through more competitive products, streamline customer service, improve the customer experience, substantially modernize our systems and achieve cost efficiency ("Business Optimization"). The 2017-2019 (not described in the table below) and 2018-2020 PSU awards were designed to recognize all executives', including the NEOs', responsibility to lead the organization and ensure a successful outcome by spending substantial time on this intensive initiative and to increase their accountability beyond the traditional business planning and execution of near-term objectives. In 2019, the PSU structure returned to its pre-Business Optimization design, consistent with the Committee's intent when implementing the Business Optimization design in 2017.

| Performance Period | 2018 | 2019 | 2020 | 2021 | 2022 |
|---|---|---|---|---|---|
| **Performance Measures and Award Opportunity** | **2018-2020**<br><br>**50% of LTIP Award**<br><br>• Risk and reward profile was modified to align with results of our multi-year Business Optimization initiative, with the payout for achieving target performance against baseline performance goals set at 75%<br><br>• Opportunity to earn from 0% to 400% of target award: up to 150% based on three-year cumulative Adjusted Net Income (75% weighting) and Operating Revenue (25%), with up to an additional 250% for achievement of significant Business Optimization results<br><br>• Established an Adjusted Net Income performance gate, as maximum performance on Adjusted Net Income baseline goals must be achieved before any incremental Business Optimization opportunity is available | **2019-2021**<br><br>**50% of LTIP Award**<br><br>• Opportunity to earn from 0% to 200% of target award based on three-year cumulative Adjusted Net Income (75% weighting) and Operating Revenue (25% weighting)<br><br>• Risk and reward profile returned to the pre-Business Optimization initiative design, including a payout at 100% for meeting target performance and a 200% maximum payout, consistent with the Committee's intent when the Business Optimization risk and reward profile was originally implemented in 2017 to cover just the four-year Business Optimization initiative | **2020-2022**<br><br>**50% of LTIP Award**<br><br>• Opportunity to earn from 0% to 200% of target award based on three-year cumulative Adjusted Net Income (60% weighting) and Operating Revenue (40% weighting)<br><br>• Increased the weighting of Operating Revenue as a measurement to ensure appropriate focus on our top-line growth<br><br>• No change to the risk and reward profile, including a payout at 100% for meeting target performance and a 200% maximum payout | | |

## 2018–2020 LTIP PSU AWARDS AND PAYOUTS

For the 2018-2020 performance period, the Committee sought to recognize the NEOs' efforts and tie recognition to the success of our Business Optimization initiative, similar to the 2017-2019 PSU award, by modifying the risk and reward profile that had been used in prior performance periods. More specifically, the Committee lowered the payout that would be provided for meeting baseline goals but provided an increased upside opportunity to 400% of the target award when maximum Adjusted Net Income performance goals were exceeded, which required achieving significant Business Optimization results.

| | Payout Opportunity Prior to 2017 and 2018 | 2018 – 2020 Payout Opportunity |
|---|---|---|
| Baseline goals | 100% of Target Award | 75% of Target Award |
| Maximum for baseline goals | 200% of Target Award | 150% of Target Award |
| Significant Business Optimization goals | N/A | 400% of Target Award |

Tha average annual growth rate for our Adjusted Net Income was 21.2% and for our Operating Revenue was 10.9% for the 2018-2020 performance period.

In addition to the increase in Adjusted Net Income and Operating Revenue recognized in the 2018 to 2020 performance period, we believe that our Business Optimization initiative improved our business in the following ways:

- Revenue growth of approximately 13% in 2019 and approximately 17% in 2020 greatly exceeded our historical performance and was driven by growth in each of our core businesses; and

- Average annual Operating Gain growth of approximately 15.5% from 2017 year-end to 2020 year-end, reflecting strong growth and the successful launch of many of our new initiatives, including the launch of the Diversified Business Group, the accelerated launch of IngenioRx and completion of several strategic acquisitions.

Not only did we deliver superior financial results over the 2018 to 2020 period, we enhanced our systems, processes and infrastructure to position Anthem for future growth. This is demonstrated in our financial goals that we have publicly disclosed to our investors.

In February 2021, the Committee approved a payout of 331.6% of target based on the following results of the 2018-2020 performance period:

| Performance Measure | Weighting | Threshold (0% Payout) | Target (75% Payout) | Maximum (150% Payout) | Total Payout |
|---|---|---|---|---|---|
| 2018–2020 Cumulative Adjusted Net Income (in millions) | 75% | $11,691 | $12,049 | Actual: $15,242[1] $12,596 | 112.5% |
| 2018–2020 Cumulative Operating Revenue (in billions) | 25% | $278 | $286.5 | Actual: $315.3 $292.2 | 37.5% |
| **2018-2020 Calculated PSU Payout before Business Optimization** | | | | | **150.0%** |

| Performance Measure | Weighting | Threshold (0% Payout) | | Maximum (250% Payout) | |
|---|---|---|---|---|---|
| After meeting Maximum Adjusted Net Income above, additional opportunity for Business Optimization award  2018–2020 Cumulative Adjusted Net Income (in millions) | 100% | $12,596 | Actual: $15,242[1] | $16,238 | 181.6% |
| **2018-2020 PSU Final Payout including Business Optimization Award** | | | | | **331.6%** |

(1) See the GAAP Reconciliation table in Annex A for information on Adjusted Net Income for the years ended December 31, 2020, 2019 and 2018. The PSU award agreements provide that the Committee, in its discretion, may adjust our results as reported to our shareholders for items that it believes distort views of management performance and items that, if not adjusted, might misalign management incentives. The Committee reviews each potential adjustment to determine whether to include or exclude. These adjustments include, but are not limited to, the cumulative effect of unplanned changes in accounting principles, extraordinary items and unusual or non-recurring gains or losses, changes in tax law or rate and results of, and costs of, significant

future acquisitions and dispositions. In determining the payout under the 2018-2020 PSU awards, the Committee approved certain adjustments related to the COVID-19 pandemic as described on page 44, which resulted in a $267.3 million increase to our reported Adjusted Net Income for the 2020 year applicable to all of our outstanding PSUs, including the 2018 award. No adjustment was made to our reported Operating Revenue.

### 2019-2021 LTIP PSU AWARDS

For 2019, the Committee maintained the same performance measures and weightings of three-year cumulative Adjusted Net Income (75% weighting) and three-year cumulative Operating Revenue (25% weighting) as in 2018. These performance measures remain an important focus for driving our long-term success as well as rewarding both top-line and bottom-line growth.

The PSUs granted in 2019 provide a payout opportunity of 0% to 200% of the target number of units granted. This is similar to PSUs granted prior to 2017 and is consistent with the Committee's intent to have provided an alternative payout opportunity only for the 2017 and 2018 PSU grants in connection with our Business Optimization initiative.

### 2020-2022 LTIP PSU AWARDS

For 2020, the Committee maintained the same performance measures as in 2019, however weightings were adjusted to increase focus on top-line growth to support our long-term growth plan. The weighting for three-year cumulative Adjusted Net Income was reduced to 60% and the weighting for three-year cumulative Operating Revenue was increased to 40%. The PSUs granted in 2020 continue to provide a payout opportunity of 0% to 200% of the target number of units granted as was the case in 2019. The target 2020-2022 cumulative Adjusted Net Income and 2020-2022 cumulative Operating Revenue reflect a long-term growth rate that is consistent with the goals we have previously publicly disclosed to our investors. Specific threshold, target and maximum goals are not provided at this time due to the risk of competitive harm but will be disclosed at the completion of the performance period.

| Performance Measure | Weighting | Threshold | Target | Maximum |
|---|---|---|---|---|
| 2020 - 2022 Cumulative Adjusted Net Income | **60%** | 0% | 100% | 200% |
| 2020 - 2022 Cumulative Operating Revenue | **40%** | 0% | 100% | 200% |

### 2021 LTIP GRANT

For the 2021 LTIP grant, the Committee retained the same performance measures, weightings, payout percentages and equity award mix (50% PSUs, 25% stock options and 25% RSUs) as in 2020.

## Benefits and Perquisites

### BROAD-BASED BENEFITS

Our executive officers, including our NEOs, generally participate in the broad-based benefit programs under the same terms and conditions as other associates. These benefit offerings include a medical plan with higher associate contributions toward premiums for the NEOs and for other more highly compensated associates. Other broad-based associate benefits include a dental and vision plan, disability benefits, wellness benefits, life and accidental death and dismemberment insurance, business travel accident insurance, the Anthem 401(k) Plan and a Deferred Compensation Plan for eligible participants. A cash balance pension plan is in place but was frozen to most participants effective December 31, 2005. Based on age and length of service, certain associates, including Ms. McCarthy, have continued to receive benefit accruals through December 31, 2018. Both Mr. Gallina and Ms. McCarthy have vested benefits in the cash balance pension plan. They are also eligible for a grandfathered retiree healthcare benefit. Like all associates, NEOs are eligible for tax equalization benefits when working outside their home state results in additional non-resident state income taxes owed.

## EXECUTIVE BENEFITS AND PERQUISITES

Executive benefits and perquisites are a small part of our competitive executive compensation. The Committee believes that these programs enable our executives to focus on our business with minimal disruption. Our NEOs participate in the Executive Salary Continuation Plan, provided at no cost to the executive, which would pay a benefit equal to 100% of base salary for up to 180 days of a covered disability. In connection with a Company-required relocation, NEOs are eligible for relocation assistance benefits under our Executive Relocation Guidelines, which includes a tax gross-up for certain benefits under the program. These relocation assistance benefits are similar to the benefits provided to other associates required to relocate. We offer a limited set of perquisites to our NEOs, including participation in the Directed Executive Compensation Program ("DEC"), which provides a combination of cash ("Cash Credits") and reimbursement of allowable expenses related to services such as financial planning, estate planning, tax preparation and associated legal fees ("Core Credits") to allow executives the flexibility to tailor the DEC benefits to meet their needs. Our CEO receives a maximum amount of $54,000 annually and each other NEO receives a maximum amount of $30,000 annually in DEC benefits, allocated 50% in Cash Credits and 50% in Core Credits. In addition, we provide for comprehensive health examinations. Perquisite amounts paid in 2020 are shown in footnote 5 to the Summary Compensation Table.

## SEVERANCE AND CHANGE-IN-CONTROL ARRANGEMENTS

All of our executive officers, including our NEOs, are eligible for severance benefits pursuant to the Executive Agreement Plan ("EAP") as described in footnotes 4 and 5 of the Potential Payments Upon Termination table. We believe that a severance program is necessary to attract and retain the executives we need to achieve our business goals.

To be eligible for these benefits under the EAP, NEOs agree to restrictive covenants that are in force while the NEO is employed and for 24 months after separation from employment, including non-competition, non-solicitation of associates or customers, non-disparagement and confidentiality provisions, which protect us from the competitive disadvantage that would result from losing executive talent to competitors. Additionally, in order to receive benefits, executives are generally required to release any prior claims against us.

If a NEO breaches any restrictive covenant or fails to provide the required cooperation, he or she is required to repay any severance benefits previously received, as well as an amount equal to the fair market value of RSUs and PSUs vested, and gain on stock options exercised, within the 24-month period prior to such breach. In addition, no further severance pay or benefits would be provided and all outstanding unexercised stock options and unvested restricted stock would be cancelled and forfeited.

Change-in-control severance benefits are subject to a double-trigger, which means that to receive such benefits there must be both: (1) a qualifying termination of employment and (2) a termination occurring when a change of control is imminent or has occurred. The EAP does not provide for tax gross-up of any regular or excise taxes imposed on severance payments in connection with a change-in-control.

# Compensation Policies and Practices

## Recoupment Policy

We operate under a clawback / recoupment policy for incentive compensation. This policy, as amended effective March 2019, provides that our executive officers, including our NEOs, must repay any bonus or other incentive-based or equity-based compensation received and any profits realized from the sale of stock generally within applicable periods upon:

- the requirement to restate our financial statements as a result of material noncompliance with a financial reporting requirement due to misconduct;

- the violation of a restrictive covenant (e.g., confidentiality, non-competition, non-solicitation and/or non-disparagement); or

- misconduct, including intentional actions or a gross dereliction of the duty to reasonably monitor, supervise and/or manage the applicable conduct and risks that the Board determines has resulted in significant financial or reputational harm to the Company's commercial interests and/or its market valuation.

The Board of Directors will determine, on a case-by-case basis, if it is in the best interest of the Company and our shareholders to pursue recoupment in individual cases.

## Hedging and Pledging Restrictions and Trading Windows

We have a written policy which prohibits all associates, including our NEOs, and directors from conducting any transactions that would permit such individuals to continue to own our common stock without the full risks and rewards of ownership. Prohibited transactions include short sales, publicly traded options transactions, hedging transactions, including zero cost collars and prepaid forward contracts, and margin accounts and pledges involving our common stock. Designated associates, including all NEOs and our directors, are also prohibited from engaging in transactions in our common stock during the quarterly period commencing on the fifteenth day of the last month of each calendar quarter and ending one full business day after the release of quarterly earnings.

## Stock Ownership Guidelines and Holding Requirements

We have stock ownership guidelines for all executive officers, including the NEOs, which are a multiple of the executive's base salary. An executive officer has five years to meet the guidelines, and the sale of our common stock is restricted for executives who have not met their ownership requirements. Effective January 2020, all covered participants must hold 100% of their profit shares (after-tax gain) from stock units vesting until his or her ownership requirement is met.

| Level | Multiple of Salary |
|---|---|
| Chief Executive Officer | 6.0 |
| Executive Vice Presidents | 3.0 |

For purposes of this program, all shares directly owned, shares in the Anthem 401(k) Plan and unvested RSUs are included in the calculation. Unexercised stock options and unvested PSUs are not included in the calculation. The Committee reviews the extent to which our executive officers have complied with the guidelines on an annual basis.

Each of our NEOs owned sufficient shares to meet his or her ownership requirement as required under the guidelines, based on our average closing stock price of $278.91 during 2020.

See "Corporate Governance — Board Practices, Processes and Policies — Board Equity Compensation and Stock Ownership Guidelines" on page 38 for a discussion of our directors' stock ownership requirements.

# Compensation and Talent Committee Report

The Compensation and Talent Committee has reviewed and discussed the Compensation Discussion & Analysis required by Item 402(b) of Regulation S-K with management. Based on the review and discussions with management, the Compensation and Talent Committee has recommended to the Board of Directors that the Compensation Discussion & Analysis be included in this proxy statement and in the Company's Annual Report on Form 10-K for the year ended December 31, 2020.

**Compensation and Talent Committee**

Ramiro G. Peru, Chair
Julie A. Hill
Bahija Jallal
Ryan M. Schneider

# Compensation Tables

## Summary Compensation Table

The following table sets forth the compensation paid to or earned by each of our NEOs for the years ended December 31, 2020, December 31, 2019 and, where applicable, December 31, 2018.

| Name & Principal Position | Year | Salary | Stock Awards ($)[1] | Option Awards ($)[2] | Non-Equity Incentive Plan Compensation[3] | Change in Pension Value & Non-qualified Deferred Compensation Earnings[4] | All Other Compensation[5] | Total |
|---|---|---|---|---|---|---|---|---|
| **Gail K. Boudreaux** President and Chief Executive Officer (CEO) | 2020 | $1,400,000 | $9,000,196 | $2,999,847 | $3,270,800 | — | $439,109 | $17,109,952 |
| | 2019 | $1,400,000 | $8,362,743 | $2,787,303 | $2,695,000 | — | $228,093 | $15,473,139 |
| | 2018 | $1,400,000 | $7,687,717 | $2,562,332 | $2,418,150 | — | $116,077 | $14,184,276 |
| **John E. Gallina** EVP and Chief Financial Officer (CFO) | 2020 | $ 845,192 | $2,437,632 | $ 812,385 | $1,183,269 | $ 13,484 | $109,773 | $ 5,401,735 |
| | 2019 | $ 820,192 | $2,437,749 | $ 812,264 | $ 902,211 | $ 17,683 | $118,954 | $ 5,109,053 |
| | 2018 | $ 794,712 | $2,437,580 | $ 812,445 | $ 993,390 | — | $115,739 | $ 5,153,866 |
| **Peter D. Haytaian** EVP and President, Commercial and Specialty Division | 2020 | $ 845,192 | $2,437,632 | $ 812,385 | $1,183,269 | — | $108,633 | $ 5,387,111 |
| | 2019 | $ 820,192 | $2,437,749 | $ 812,264 | $ 902,211 | — | $104,550 | $ 5,076,966 |
| | 2018 | $ 794,712 | $3,437,672 | $ 812,445 | $ 784,381 | — | $107,333 | $ 5,936,543 |
| **Gloria M. McCarthy** EVP and Chief Administrative Officer | 2020 | $ 845,192 | $2,437,632 | $ 812,385 | $1,183,269 | $143,312 | $108,871 | $ 5,530,661 |
| | 2019 | $ 825,000 | $2,437,749 | $ 812,264 | $ 907,500 | $137,889 | $126,724 | $ 5,247,126 |
| | 2018 | $ 814,904 | $2,437,580 | $ 812,445 | $1,018,630 | $146,326 | $206,902 | $ 5,436,787 |
| **Felicia F. Norwood** EVP and President, Government Business Division | 2020 | $ 785,577 | $2,437,632 | $ 812,385 | $1,099,808 | — | $101,001 | $ 5,236,403 |
| | 2019 | $ 720,192 | $5,662,903 | $ 687,361 | $ 792,211 | — | $ 60,088 | $ 7,922,755 |

(1) The amounts in this column reflect the grant date fair value of stock awards issued during the respective fiscal years pursuant to our Incentive Plan in accordance with ASC 718. The grant date fair value of any performance-based awards was computed based on the level of performance that was deemed probable on the grant date and is equal to target performance.

The amounts in the "Stock Awards" column include the grant date fair values for time-based RSUs and PSUs. The grant date fair value for the PSUs was computed based on the target level of performance being achieved. The table below sets forth the grant date fair value of the RSUs granted in 2020 and the PSUs granted in 2020 at the target level of performance and the maximum level of performance.

| Name | Restricted Stock Units Granted | Performance Stock Units | |
|---|---|---|---|
| | | Target | Maximum |
| **Gail K. Boudreaux** | $3,000,246 | $5,999,950 | $11,999,900 |
| **John E. Gallina** | $ 812,725 | $1,624,907 | $ 3,249,815 |
| **Peter D. Haytaian** | $ 812,725 | $1,624,907 | $ 3,249,815 |
| **Gloria M. McCarthy** | $ 812,725 | $1,624,907 | $ 3,249,815 |
| **Felicia F. Norwood** | $ 812,725 | $1,624,907 | $ 3,249,815 |

(2) The amounts in the "Option Awards" column reflect the grant date fair value of stock option awards issued during the respective fiscal years pursuant to our Incentive Plan in accordance with ASC 718.

The assumptions used in the calculation of the grant date fair value of the stock options are included in Note 15 to our audited consolidated financial statements included in Part II, Item 8 of our 2020 Annual Report on Form 10-K filed with the SEC on February 18, 2021.

(3) The amounts in the "Non-Equity Incentive Plan Compensation" column represent cash AIP awards earned during the reported year but paid in the following year. Based on Company performance, the awards earned as a percentage of their respective target awards for 2020 (and paid in 2021) were 125.8% for Ms. Boudreaux and 140% for Messrs. Gallina and Haytaian and Mses. McCarthy and Norwood.

(4)	The amounts in the "Change in Pension Value and Non-qualified Deferred Compensation Earnings" column reflect the increase in the actuarial present value of the NEOs' benefits under all pension plans established by us between such pension plans' applicable measurement dates used for financial statement reporting purposes with respect to our audited financial statements. These amounts were determined using a discount rate and a cash balance crediting rate consistent with those used in our financial statements. We do not provide any above market returns on deferred compensation, so no deferred compensation earnings are included.

(5)	The amounts in the "All Other Compensation" column for 2020 include:

| Name | Tax Equalization[a] | Other Perquisites[b] | DEC Cash Credits[c] | DEC Core Credits[d] | 401(k) Plan Match | Deferred Compensation Plan Match | Total All Other Compensation |
|---|---|---|---|---|---|---|---|
| Gail K. Boudreaux | $200,907 | — | $27,000 | $26,927 | $12,825 | $171,450 | $439,109 |
| John E. Gallina | — | $1,140 | $15,000 | $15,000 | $12,825 | $ 65,808 | $109,773 |
| Peter D. Haytaian | — | — | $15,000 | $15,000 | $12,825 | $ 65,808 | $108,633 |
| Gloria M. McCarthy | — | — | $15,000 | $15,000 | $12,825 | $ 66,046 | $108,871 |
| Felicia F. Norwood | — | — | $15,000 | $15,000 | $12,825 | $ 58,176 | $101,001 |

(a)	Tax equalization payments reimburse the NEO for the additional non-resident state income taxes owed from working outside his or her home state and offset the increased tax liability as a result of the state income tax reimbursements.

(b)	Other perquisites include the value of an executive physical provided to Mr. Gallina. Ms. Boudreaux and Mr. Haytaian also occasionally had family members accompany her or him on business travel on the corporate aircraft at no additional incremental cost to us.

(c)	Cash provided to the NEO under the DEC program as described on page 58.

(d)	Reimbursement of services such as financial planning, estate planning, tax preparation and associated legal fees under the DEC as described on page 58.

# Grants of Plan-Based Awards

The following table provides information about AIP targets for 2020 and equity awards granted under the Incentive Plan. The disclosed dollar and share amounts do not necessarily reflect the actual amounts that will be paid or issued to the NEOs. These amounts will be known only if and when the awards vest or become payable.

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)[1] | | | Estimated Future Payouts Under Equity Incentive Plan Awards (#) | | | All Other Stock Awards: Number of Shares of Stock or Units (#) | All Other Option Awards: Number of Securities Underlying Options (#) | Exercise Price of Option Awards ($/Share)[2] | Grant Date Fair Value of Stock and Option Awards[3] |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Threshold | Target | Maximum | Threshold | Target | Maximum | | | | |
| **Gail K. Boudreaux** | | $780,000 | $2,600,000 | $5,200,000 | | | | | | | |
| | 3/2/2020[4] | | | | 0 | 22,118 | 44,236 | | | | $5,999,950 |
| | 3/2/2020[5] | | | | | | | 11,060 | | | $3,000,246 |
| | 3/2/2020[6] | | | | | | | | 58,809 | $271.27 | $2,999,847 |
| **John E. Gallina** | | $253,558 | $ 845,192 | $1,690,384 | | | | | | | |
| | 3/2/2020[4] | | | | 0 | 5,990 | 11,980 | | | | $1,624,907 |
| | 3/2/2020[5] | | | | | | | 2,996 | | | $ 812,725 |
| | 3/2/2020[6] | | | | | | | | 15,926 | $271.27 | $ 812,385 |
| **Peter D. Haytaian** | | $253,558 | $ 845,192 | $1,690,384 | | | | | | | |
| | 3/2/2020[4] | | | | 0 | 5,990 | 11,980 | | | | $1,624,907 |
| | 3/2/2020[5] | | | | | | | 2,996 | | | $ 812,725 |
| | 3/2/2020[6] | | | | | | | | 15,926 | $271.27 | $ 812,385 |
| **Gloria M. McCarthy** | | $253,558 | $ 845,192 | $1,690,384 | | | | | | | |
| | 3/2/2020[4] | | | | 0 | 5,990 | 11,980 | | | | $1,624,907 |
| | 3/2/2020[5] | | | | | | | 2,996 | | | $ 812,725 |
| | 3/2/2020[6] | | | | | | | | 15,926 | $271.27 | $ 812,385 |
| **Felicia F. Norwood** | | $235,673 | $ 785,577 | $1,571,154 | | | | | | | |
| | 3/2/2020[4] | | | | 0 | 5,990 | 11,980 | | | | $1,624,907 |
| | 3/2/2020[5] | | | | | | | 2,996 | | | $ 812,725 |
| | 3/2/2020[6] | | | | | | | | 15,926 | $271.27 | $ 812,385 |

(1) These columns show the range of payouts targeted for 2020 performance under the AIP. The cash payouts for 2020 performance were made in March 2021 and are shown in the Summary Compensation Table in the column titled "Non-Equity Incentive Plan Compensation." The plan is funded based on the following performance measures, which each have a different weight and independent threshold, target and maximum performance levels: Operating Revenue is weighted at 20%, Adjusted Net Income is weighted at 50% and Provider Collaboration, Star Ratings and Consumer Effort are each weighted at 10%. Each measure is funded from 30% to 100% for performance between the threshold and target level and up to 200% for maximum performance. The Committee can adjust the overall AIP funding with a potential modifier of 80% to 120% of the calculated award based on our Adjusted Net Income and Total Revenue growth against our Peer Modifier Group. An individual's maximum total payment is 200% of target.

(2) All options were granted at an exercise price equal to the fair market value based on the closing market value of our common stock on the NYSE on the date of grant.

(3) The grant date fair value of these awards was calculated in accordance with ASC 718. There is no assurance that the value realized by an executive, if any, will be at or near the amounts shown in this column.

(4) Represents the PSUs granted to each NEO as an annual grant under the Incentive Plan. The final number of shares received depends on our performance versus our 3-year performance goals, as detailed in the CD&A beginning on page 42. The final number of shares received will be from 0% to 100% of target for performance between the threshold and target level and up to 200% of target for maximum performance. These shares vest on March 2, 2023. The Compensation and Talent Committee will determine the payout, based on our performance against the performance goals, after the end of the 2020-2022 performance period.

(5) Represents the number of RSUs granted to each NEO as an annual grant under the Incentive Plan. The shares will vest in equal installments on the first three anniversaries of the grant date.

(6) Represents the number of stock options granted to each NEO as an annual grant under the Incentive Plan. These stock options will vest in equal installments on the first three anniversaries of the grant date.

## Outstanding Equity Awards at Fiscal Year-End

The following table lists outstanding equity grants for each NEO as of December 31, 2020. The table includes outstanding equity grants from past years, as well as the current year.

| Name | Option Awards | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|
| | Number of Securities Underlying Unexercised Options Exercisable (#) | Number of Securities Underlying Unexercised Options Unexercisable (#)[1] | Option Exercise Price ($/Share) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#)[2] | Market Value of Shares or Units of Stock That Have Not Vested ($)[3] | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2] | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3] |
| **Gail K. Boudreaux** | | | | | 94,022 | $30,189,524 | 40,238 | $12,920,019 |
| | 38,795 | 7,759 | $232.04 | 3/1/28 | | | | |
| | 13,940 | 27,880 | $307.68 | 3/1/29 | | | | |
| | — | 58,809 | $271.27 | 3/2/30 | | | | |
| **John E. Gallina** | | | | | 29,147 | $ 9,358,810 | 11,272 | $ 3,619,326 |
| | 5,775 | — | $146.93 | 3/2/25 | | | | |
| | 1,962 | — | $131.80 | 3/1/26 | | | | |
| | 4,038 | — | $132.51 | 6/1/26 | | | | |
| | 19,908 | — | $166.97 | 3/1/27 | | | | |
| | 12,300 | 2,461 | $232.04 | 3/1/28 | | | | |
| | 4,062 | 8,125 | $307.68 | 3/1/29 | | | | |
| | — | 15,926 | $271.27 | 3/2/30 | | | | |
| **Peter D. Haytaian** | | | | | 33,457 | $10,742,708 | 11,272 | $ 3,619,326 |
| | 15,593 | — | $146.93 | 3/2/25 | | | | |
| | 24,348 | — | $131.80 | 3/1/26 | | | | |
| | 19,908 | — | $166.97 | 3/1/27 | | | | |
| | 12,300 | 2,461 | $232.04 | 3/1/28 | | | | |
| | 4,062 | 8,125 | $307.68 | 3/1/29 | | | | |
| | — | 15,926 | $271.27 | 3/2/30 | | | | |
| **Gloria M. McCarthy** | | | | | 29,147 | $ 9,358,810 | 11,272 | $ 3,619,326 |
| | 2,175 | — | $122.90 | 10/3/26 | | | | |
| | 15,314 | — | $166.97 | 3/1/27 | | | | |
| | 4,606 | — | $166.49 | 4/3/27 | | | | |
| | 12,300 | 2,461 | $232.04 | 3/1/28 | | | | |
| | 4,062 | 8,125 | $307.68 | 3/1/29 | | | | |
| | — | 15,926 | $271.27 | 3/2/30 | | | | |
| **Felicia F. Norwood** | | | | | 24,774 | $ 7,954,684 | 10,459 | $ 3,358,280 |
| | 5,010 | 2,506 | $238.27 | 7/2/28 | | | | |
| | 3,437 | 6,876 | $307.68 | 3/1/29 | | | | |
| | — | 15,926 | $271.27 | 3/2/30 | | | | |

(1) The vesting schedule is shown below based on the expiration dates of the above grants that remain unexercisable:

| Option Expiration Date | Vesting Schedule |
|---|---|
| 3/1/28 | All shares vest on March 1, 2021 |
| 7/2/28 | All shares vest on July 2, 2021 |
| 3/1/29 | Vests in equal installments on March 1, 2021 and March 1, 2022 |
| 3/2/30 | Vests in equal installments on March 2, 2021, March 2, 2022 and March 2, 2023 |

(2) The amounts in the "Number of Shares or Units of Stock That Have Not Vested" column represent the number of shares of common stock underlying unvested RSUs granted in 2018, 2019 and 2020 and the number of shares vesting in 2021 for the 2018-2020 PSU performance period at their actual payout amount. As of December 31, 2020, the relevant performance conditions had been satisfied, but the awards do not fully vest until March 1, 2021 for Ms. Boudreaux, Mr. Gallina, Mr. Haytaian and Ms. McCarthy and until July 2, 2021 for Ms. Norwood.

The amounts in the "Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested" column represent the target number of PSUs granted to our NEOs in 2019 and 2020. The final number of shares earned will depend on our performance versus our performance goals over a three-year period, as detailed in the CD&A beginning on page 42.

These unvested equity grants are detailed by vesting date in the table below.

| Name | Vesting Date | Restricted Stock Units | Performance Share Units Granted in 2018[i] | Performance Share Units Granted in 2019 | Performance Share Units Granted in 2020 |
|---|---|---|---|---|---|
| **Gail K. Boudreaux** | 3/1/2021 | 6,702 | 73,240 | — | — |
| | 3/2/2021 | 3,686 | — | — | — |
| | 3/1/2022 | 3,020 | — | 18,120 | — |
| | 3/2/2022 | 3,687 | — | — | — |
| | 3/2/2023 | 3,687 | — | — | 22,118 |
| **John E. Gallina** | 3/1/2021 | 2,048 | 23,222 | — | — |
| | 3/2/2021 | 998 | — | — | — |
| | 3/1/2022 | 881 | — | 5,282 | — |
| | 3/2/2022 | 999 | — | — | — |
| | 3/2/2023 | 999 | — | — | 5,990 |
| **Peter D. Haytaian** | 3/1/2021 | 6,358 | 23,222 | — | — |
| | 3/2/2021 | 998 | — | — | — |
| | 3/1/2022 | 881 | — | 5,282 | — |
| | 3/2/2022 | 999 | — | — | — |
| | 3/2/2023 | 999 | — | — | 5,990 |
| **Gloria M. McCarthy** | 3/1/2021 | 2,048 | 23,222 | — | — |
| | 3/2/2021 | 998 | — | — | — |
| | 3/1/2022 | 881 | — | 5,282 | — |
| | 3/2/2022 | 999 | — | — | — |
| | 3/2/2023 | 999 | — | — | 5,990 |
| **Felicia F. Norwood** | 3/1/2021 | 745 | — | — | — |
| | 3/2/2021 | 998 | — | — | — |
| | 7/2/2021 | 595 | 11,831 | — | — |
| | 12/30/2021 | 3,931 | — | — | — |
| | 3/1/2022 | 745 | — | 4,469 | — |
| | 3/2/2022 | 999 | — | — | — |
| | 12/30/2022 | 3,931 | — | — | — |
| | 3/2/2023 | 999 | — | — | 5,990 |

(i) This column includes the unvested PSUs granted for the 2018-2020 performance period. The number of PSUs reported in this column reflects the number of shares earned for the 2018-2020 performance period, but the awards do not fully vest until March 1, 2021 for Ms. Boudreaux, Mr. Gallina, Mr. Haytaian and Ms. McCarthy and until July 2, 2021 for Ms. Norwood.

(3) These amounts are calculated by multiplying $321.09, the closing price of our common stock on December 31, 2020, by the applicable number of shares.

# Option Exercises and Stock Vested

The following table provides information on the stock option exercises by, and shares acquired upon the vesting of PSUs and RSUs held by, our NEOs in 2020. Options exercised or vested PSUs and RSUs may or may not have been sold by a particular NEO, and the inclusion in this table of such information should not be understood to imply the actual receipt of money.

| Name | Option Awards | | Stock Awards[1] | |
| --- | --- | --- | --- | --- |
| | Number of Shares Acquired on Exercise (#) | Value Realized Upon Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized On Vesting ($)[2] |
| **Gail K. Boudreaux** | — | — | 39,803 | $12,563,729 |
| **John E. Gallina** | — | — | 41,090 | $11,504,018 |
| **Peter D. Haytaian** | 28,296 | $5,451,093 | 41,090 | $11,504,018 |
| **Gloria M. McCarthy** | 18,261 | $2,635,201 | 41,091 | $10,821,915 |
| **Felicia F. Norwood** | — | — | 5,270 | $ 1,624,270 |

(1)    The table includes the following shares:

- Shares that vested pursuant to the 2017 annual grant: Mr. Gallina — 1,623 RSUs and 37,420 PSUs; Mr. Haytaian — 1,623 RSUs and 37,420 PSUs; Ms. McCarthy — 1,248 RSUs and 28,784 PSUs.

- Shares that vested pursuant to the 2018 annual grant: Ms. Boudreaux — 3,681 RSUs; Mr. Gallina — 1,167 RSUs; Mr. Haytaian — 1,167 RSUs; Ms. McCarthy — 1,167 RSUs.

- Shares that vested pursuant to the 2019 annual grant: Ms. Boudreaux — 3,020 RSUs; Mr. Gallina — 880 RSUs; Mr. Haytaian — 880 RSUs; Ms. McCarthy — 880 RSUs; Ms. Norwood — 745 RSUs.

- Ms. McCarthy had 376 RSUs and 8,636 PSUs vest pursuant to a 2017 promotion grant.

- Ms. Boudreaux had 33,102 PSUs vest pursuant to a 2017 new hire stock grant.

- Ms. Norwood had 595 RSUs vest pursuant to a 2018 new hire stock grant.

- Ms. Norwood had 3,930 RSUs vest pursuant to a 2019 retention stock grant.

(2)    Amounts are calculated by multiplying the number of shares vesting by the market value of our common stock on the vesting date. The amounts also include dividend equivalents, if any, paid upon vesting.

# Pension Benefits

The table below shows the present value of accumulated benefits payable to each of our NEOs, including the number of years of service credited to each such NEO, under each of the specified plans, computed as of December 31, 2020. As noted below, these plans have been frozen and the plans only apply to participants who were active associates as of the date each plan was frozen. Only Mr. Gallina and Ms. McCarthy were participants at the time the respective plans were frozen.

| Name | Plan Name | Number of Years of Credited Service (#)[1] | Present Value of Accumulated Benefit ($)[2] | Payments During the Last Fiscal Year ($) |
|---|---|---|---|---|
| **Gail K. Boudreaux** | N/A | — | — | — |
| **John E. Gallina** | Anthem Cash Balance Plan A | 11.58 | $218,990 | — |
| | Total | | $218,990 | — |
| **Peter D. Haytaian** | N/A | — | — | — |
| **Gloria M. McCarthy** | Anthem Cash Balance Plan B | 44.58 | $1,428,908 | — |
| | Empire Blue Cross and Blue Shield Supplemental Cash Balance Pension Plan | 44.58 | $2,383,451 | — |
| | Total | | $3,812,359 | — |
| **Felicia F. Norwood** | N/A | — | — | — |

(1) The NEO's years of actual service are greater than the credited service because the plans are frozen.

(2) Assumptions used in the calculation of the amounts in this column are included in Note 11 to our audited consolidated financial statements for the year ended December 31, 2020, included in Part II, Item 8 of our 2020 Annual Report on Form 10-K filed with the SEC on February 18, 2021.

## Anthem Cash Balance Plan A and B

On January 1, 1997, we converted the Anthem Cash Balance Plan ("Pension Plan"), a non-contributory pension plan for certain associates, from a final average compensation pension plan into a cash balance pension plan. The Pension Plan covered substantially all full-time, part-time and temporary associates, including NEOs, and provides a monthly benefit at age 65, the normal retirement age under the Pension Plan. Effective January 1, 2006, participation was frozen. The Pension Plan applies only to participants who were active as of that date. Active participants whose sum of age (in complete years) and years of service as defined by the Pension Plan (in complete years) equaled or exceeded 65 ("Rule of 65 Participants"), including executives, were eligible to continue to accrue benefits under the Pension Plan formula through December 31, 2018. None of the NEOs is a Rule of 65 Participant, except for Ms. McCarthy. Effective January 1, 2011, we spun out the Rule of 65 Participants into a new plan, the WellPoint Cash Balance Pension Plan B, which was renamed the Anthem Cash Balance Plan B. Effective January 1, 2012, the Pension Plan was renamed the Anthem Cash Balance Plan A. Effective December 31, 2018, all benefit accruals under the Pension Plan were frozen. Interest is still credited on existing account balances. With the exception of Ms. McCarthy and Mr. Gallina, none of the NEOs are eligible for either of these plans.

## Empire Blue Cross and Blue Shield Supplemental Cash Balance Pension Plan

Effective December 31, 2006, the Empire Supplemental Pension Plan was frozen. Interest is still credited on existing account balances. The Empire Supplemental Pension Plan is not tax-qualified. The purpose of this plan was to replace pension benefits which were lost through the Empire Pension Plan because of the limitations on benefits or includible compensation imposed for highly-compensated associates by the Internal Revenue Code of 1986, as amended (the "Tax Code"). The supplemental retirement benefit paid to each participant in the Empire Supplemental Pension Plan was equal to the difference between the participant's benefit under the Empire Pension Plan and what the participant's benefit under that plan would have been if there were no limitations under the Tax Code on benefits or compensation. The supplemental retirement benefit is calculated pursuant to the provisions of the Empire Supplemental Pension Plan and paid in a single sum. With the exception of Ms. McCarthy, none of the NEOs are eligible for this plan.

## Non-Qualified Deferred Compensation

All NEOs are eligible to participate in the Anthem, Inc. Comprehensive Non-Qualified Deferred Compensation Plan (the "Deferred Compensation Plan") once he or she reaches the maximum contribution amount for the Anthem 401(k) Plan (the "401(k) Plan"). The following table shows the non-qualified deferred compensation contributions and year-end balances for our NEOs for fiscal year 2020.

| Name | Executive Contributions in Last Fiscal Year[1] | Anthem Contributions in Last Fiscal Year[2] | Aggregated Earnings in Last Fiscal Year | Aggregated Withdrawals / Distributions | Aggregated Balance at Last Fiscal Year End[3] |
|---|---|---|---|---|---|
| Gail K. Boudreaux | $229,546 | $171,450 | $ 341,718 | — | $1,571,061 |
| John E. Gallina | $158,875 | $ 65,808 | $ 524,832 | — | $3,330,206 |
| Peter D. Haytaian | $ 95,325 | $ 65,808 | $ 95,802 | — | $ 671,495 |
| Gloria M. McCarthy | $ 95,642 | $ 66,046 | $1,023,516 | — | $9,630,460 |
| Felicia F. Norwood | $ 86,302 | $ 58,176 | $ 38,006 | — | $ 268,126 |

(1) These amounts are also included in the "Salary" and "Non-Equity Incentive Plan Compensation" columns of the Summary Compensation Table. A NEO may defer up to 60% of his or her eligible base earnings and up to 80% of his or her AIP award into the Deferred Compensation Plan.

(2) These amounts are also included in the "All Other Compensation" column of the Summary Compensation Table. Those contributions are matched by the Company at the same rate as they would have been under the 401(k) Plan, which is a match of 100% on the first 3% deferred and a match of 50% on the next 3% deferred for a maximum match of 4.5% of salary and AIP award. Investment options for the Deferred Compensation Plan mirror those for the 401(k) Plan, except that our common stock and the Vanguard Brokerage Option are not available as options under the Deferred Compensation Plan.

(3) Amounts in this column reflect all non-qualified deferred compensation for each NEO. Portions of such amounts are included in the "Salary", "Non-Equity Incentive Plan Compensation" and "All Other Compensation" columns of the Summary Compensation Table for all applicable years for each NEO. Account balances in the Deferred Compensation Plan are payable at the election of the participant in a single lump sum or installments.

## Potential Payments Upon Termination

The following table describes the potential additional payments and benefits to which the NEOs would be entitled upon termination of their employment under various scenarios under existing plans, agreements and arrangements. The amounts shown are estimates and are based on numerous assumptions, including that employment terminated on December 31, 2020 (i.e., the last business day in 2020 on which securities were traded on the NYSE).

| | Cash Severance | AIP Award for Year of Termination | Acceleration or Continuation of Equity Awards[1] | Continuation of Executive Benefits | Continuation of Health & Life Insurance Coverage[2] | Post Termination Benefits[3] | Total Post Termination Payment & Benefit Value |
|---|---|---|---|---|---|---|---|
| **Gail K. Boudreaux** | | | | | | | |
| Termination without Cause or for Good Reason following a change-in-control[4] | $12,540,000 | $3,270,800 | $47,104,218 | $162,000 | $34,296 | $7,750 | $63,119,064 |
| Termination without Cause or for Good Reason[5] | $ 8,000,000 | $3,270,800 | $22,336,158 | $108,000 | $22,864 | $7,750 | $33,745,572 |
| Retirement[6] | — | — | — | — | — | — | — |
| Resignation[7] | — | — | — | — | — | — | — |
| Death | — | $3,270,800 | $30,679,501 | — | — | — | $33,950,301 |
| Long Term Disability | — | $3,270,800 | $30,679,501 | — | — | — | $33,950,301 |
| For Cause | — | — | — | — | — | — | — |
| **John E. Gallina** | | | | | | | |
| Termination without Cause or for Good Reason following a change-in-control[4] | $ 5,329,500 | $1,183,269 | $14,099,678 | $ 90,000 | $34,296 | $7,750 | $20,744,493 |
| Termination without Cause or for Good Reason[5] | $ 3,400,000 | $1,183,269 | $12,252,448 | $ 60,000 | $22,864 | $7,750 | $16,926,331 |
| Retirement[6] | — | $1,183,269 | $12,252,448 | — | — | — | $13,435,717 |
| Resignation[7] | — | $1,183,269 | $12,252,448 | — | — | — | $13,435,717 |
| Death | — | $1,183,269 | $ 8,891,920 | — | — | — | $10,075,189 |
| Long Term Disability | — | $1,183,269 | $ 8,891,920 | — | — | — | $10,075,189 |
| For Cause | — | — | — | — | — | — | — |
| **Peter D. Haytaian** | | | | | | | |
| Termination without Cause or for Good Reason following a change-in-control[4] | $ 5,329,500 | $1,183,269 | $15,483,576 | $ 90,000 | $34,296 | $7,750 | $22,128,391 |
| Termination without Cause or for Good Reason[5] | $ 3,400,000 | $1,183,269 | $ 6,614,986 | $ 60,000 | $22,864 | $7,750 | $11,288,869 |
| Retirement[6] | — | — | — | — | — | — | — |
| Resignation[7] | — | — | — | — | — | — | — |
| Death | — | $1,183,269 | $10,275,818 | — | — | — | $11,459,087 |
| Long Term Disability | — | $1,183,269 | $10,275,818 | — | — | — | $11,459,087 |
| For Cause | — | — | — | — | — | — | — |

| | Cash Severance | AIP Award for Year of Termination | Acceleration or Continuation of Equity Awards[1] | Continuation of Executive Benefits | Continuation of Health & Life Insurance Coverage[2] | Post Termination Benefits[3] | Total Post Termination Payment & Benefit Value |
|---|---|---|---|---|---|---|---|
| **Gloria M. McCarthy** | | | | | | | |
| Termination without Cause or for Good Reason following a change-in-control[4] | $5,329,500 | $1,183,269 | $14,099,678 | $90,000 | $34,296 | $7,750 | $20,744,493 |
| Termination without Cause or for Good Reason[5] | $3,400,000 | $1,183,269 | $12,252,448 | $60,000 | $22,864 | $7,750 | $16,926,331 |
| Retirement[6] | — | $1,183,269 | $12,252,448 | — | — | — | $13,435,717 |
| Resignation[7] | — | $1,183,269 | $12,252,448 | — | — | — | $13,435,717 |
| Death | — | $1,183,269 | $ 8,891,920 | — | — | — | $10,075,189 |
| Long Term Disability | — | $1,183,269 | $ 8,891,920 | — | — | — | $10,075,189 |
| For Cause | — | — | — | — | — | — | — |
| **Felicia F. Norwood** | | | | | | | |
| Termination without Cause or for Good Reason following a change-in-control[4] | $3,344,000 | $1,099,808 | $12,406,151 | $ 0 | $22,864 | $7,750 | $16,880,573 |
| Termination without Cause or for Good Reason[5] | $3,200,000 | $1,099,808 | $ 9,428,446 | $ 0 | $22,864 | $7,750 | $13,758,868 |
| Retirement[6] | — | — | — | — | — | — | — |
| Resignation[7] | — | — | — | — | — | — | — |
| Death | — | $1,099,808 | $ 9,752,985 | — | — | — | $10,852,793 |
| Long Term Disability | — | $1,099,808 | $ 9,752,985 | — | — | — | $10,852,793 |
| For Cause | — | — | — | — | — | — | — |

(1) For all NEOs, all unvested equity awards vest immediately upon termination following a change-in-control as defined in the EAP or due to death or long-term disability, with payout amounts under the PSU awards determined in accordance with the terms of the applicable award agreement. Upon an eligible retirement, unvested equity awards generally continue to vest on the existing vesting schedule with the following modifications: (i) payout amounts under the PSU awards granted in 2018 to the NEOs other than Ms. Norwood are capped based on the date of retirement and (ii) a pro rata portion of the PSUs granted to Ms. Norwood in 2018 and to all NEOs in 2019 and 2020 will vest on the original vesting date based on actual performance. Upon a resignation, all unvested equity awards are forfeited unless the NEO is retirement eligible. Mr. Gallina and Ms. McCarthy are currently retirement eligible under the Incentive Plan.

Upon a Company initiated termination without Cause or for Good Reason by the employee (as those terms are defined in our EAP), each NEO is eligible for pro rata vesting of his or her PSU awards based on actual performance over the period specified in the award agreement; however, payout amounts under the PSU awards granted in 2018 to the NEOs other than Ms. Norwood are capped at 200%. The NEOs are also eligible for continued vesting of the unvested options and RSUs granted in 2019 and 2020 through the 24-month severance period described below. In addition, Ms. Norwood is eligible for continued vesting of unvested options and RSUs from her 2018 sign-on grant through her 24-month severance period.

The amounts in this column represent (1) for stock option awards, the amount that could be realized from the exercise of all unvested stock options held by the NEO that would immediately vest or continue to vest upon the indicated termination, which is calculated by subtracting the exercise price of the option from the market price of a share of our common stock on December 31, 2020 ($321.09) and multiplying the result by the total number of shares that could be acquired on exercise at that exercise price and (2) for RSUs and PSUs, the value of the unvested RSUs and PSUs held by the NEO that would immediately vest or continue to vest upon the indicated termination, which is calculated by multiplying the number of such units by $321.09, the market price of a share of our common stock on December 31, 2020.

(2) Estimate based on the average Company cost per associate for these coverages.

(3) Represents outplacement services available under our policy.

(4) These amounts apply to a termination following a change-in-control that is a Company initiated termination not for Cause, or a Good Reason termination by the associate, as defined in our EAP. All current NEOs are participants in the EAP, which provides the following benefits to Ms. Boudreaux, Mr. Gallina, Mr. Haytaian and Ms. McCarthy for this termination event: (1) a cash severance benefit of 300% of the sum of annual base salary plus target AIP award, (2) a payment equal to 4.5% of this amount to cover the value of the Company match under the 401(k) Plan and the Deferred Compensation Plan on this payment, (3) an annual AIP award equal to the greater of the annual target AIP award or AIP award earned under the normal terms of the AIP for the year, (4) a payment equal to 300% of the annual value of the DEC as described on page 58 and (5) a three-year continuation of health and life insurance coverage. Ms. Norwood is eligible for the following benefits for this termination event: (1) a cash severance benefit of 200% of the sum of annual base salary plus target AIP award, (2) a payment equal to 4.5% of this amount to cover the value of the Company match under the 401(k) Plan and the Deferred Compensation Plan on this payment, (3) an annual AIP award equal to the greater of the annual target AIP award or AIP award earned under the normal terms of the AIP for the year and (4) a two-year continuation of health and life insurance coverage.

(5)     All NEOs participate in our EAP, which provides the following benefits for this termination event: (1) a cash severance benefit of 200% of the sum of annual base salary plus target AIP award, (2) a two-year continuation of health and life insurance coverage and (3) for Ms. Boudreaux, Mr. Gallina, Mr. Haytaian and Ms. McCarthy, a payment equal to 200% of the annual value of the DEC. In addition to the benefits provided under the EAP, all NEOs are eligible for an annual AIP award earned under the normal terms of the AIP in the year of termination in the event of a Company initiated (not for Cause) or Good Reason termination after October 1 of the plan year.

(6)     Only Mr. Gallina and Ms. McCarthy are eligible for retirement treatment under the AIP and Incentive Plan.

(7)     Participants in the AIP are eligible for a bonus payment only if they remain employed through the date of the AIP payout, with certain exceptions. If the executive resigns after December 31, 2020 but prior to the payout, they will not be eligible to receive the payout unless they meet retirement eligibility criteria. Since this table assumes a resignation on December 31, 2020, a full AIP payout would be earned only by Mr. Gallina and Ms. McCarthy, who are retirement eligible under the AIP.

The NEOs would also be entitled to the vested benefits included in the Outstanding Equity Awards at Fiscal Year-End table, the Non-Qualified Deferred Compensation table and the Pension Benefits table. In addition, the amounts shown in the Potential Payments Upon Termination table do not include payments and benefits to the extent they are provided on a non-discriminatory basis to other associates generally upon termination of employment. These include accrued salary, health benefits and distribution of account balances under the 401(k) Plan.

# CEO Pay Ratio

The ratio of our CEO's total annual compensation to our median employee's total annual compensation (the "CEO Pay Ratio") is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

For 2020:

- The annual total compensation of the median employee of our Company, as described below, was $61,544.

- The annual total compensation of our CEO as reported in the Summary Compensation Table included on page 60 of this proxy statement was $17,109,952.

- Based on this information for 2020, we reasonably estimate that the ratio of our CEO's annual total compensation to the annual total compensation of our median employee was 278:1.

As of December 31, 2020, our employee population, including all full-time, part-time and temporary workers, consisted of approximately 83,421 individuals. We elected to exclude all of our employees in the Philippines (2,894 employees), Ireland (116 employees) and Israel (19 employees) from our determination of the median employee. The median employee was selected from an adjusted employee population of 80,391 employees, consisting of 68,078 employees in the United States (excluding our CEO) and 12,313 employees in India, who, in each case, were employed on December 31, 2020.

To identify the median employee, we used the following methodology and consistently applied material assumptions, adjustments and estimates:

- We identified the median compensated employee based on payroll data as of December 31, 2020.

- We compared the payroll data for the 80,391 employees described above using a compensation measure consisting of total base pay-related wages paid during 2020. Base pay-related wages include the amount of base salary the employee received during the year and all other pay elements related to base pay including, but not limited to, holiday pay, paid time off, overtime and shift differentials. We did not include cash bonuses, commissions, equity grants or any adjustment for the value of benefits provided.

- Based on the total base pay-related wages of each employee, we identified a cohort of 101 employees consisting of the median employee and the 50 employees above and the 50 employees below the median base pay value. After evaluating the pay characteristics of each employee in the cohort, we removed employees who appeared to have anomalous pay characteristics (such as a hire date during the year, grandfathered in a pension benefit not offered to new hires or recipient of a one-time bonus that is not expected in future years) that could significantly distort the pay ratio calculation.

- We then selected the employee with total base pay-related wages closest to the median compensated employee who did not have anomalous pay characteristics and used that employee as our identified median employee for purposes of calculating the CEO pay ratio.

Using the identified median employee, we calculated that employee's annual total compensation consistent with the disclosure requirements for the Summary Compensation Table.

The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

# Audit Committee Matters

**PROPOSAL 3**

## Ratification of the Appointment of Independent Registered Public Accounting Firm

The firm of Ernst & Young LLP ("EY") served as our independent registered public accounting firm for the year ended December 31, 2020. The Audit Committee is responsible for the appointment, compensation and oversight of the Company's external auditor, and has reviewed the quality of the services and the sufficiency of the resources provided by EY during their tenure as our independent registered public accounting firm.

In evaluating the performance and considering the engagement of the Company's external auditor, including whether to rotate audit firms, the Audit Committee considers various factors, including the auditor's capability and expertise in handling the scope and complexity of the audit of our business operations, auditor independence and the appropriateness of fees, together with EY's tenure as the Company's auditor, the current level of service and quality provided by EY and the potential impact of changing auditors. Based on these factors, the Audit Committee believes that the continuance of EY as our independent registered public accounting firm is in the best interests of the Company and our shareholders. As a result, the Audit Committee has selected EY to continue in that capacity for 2021 and is submitting this matter to shareholders for their ratification as a matter of good corporate governance. EY has served as our independent registered public accounting firm since our initial public offering in 2001. In the event this proposal is not approved, the Audit Committee will consider whether to select another independent registered public accounting firm.

A representative of EY is expected to attend the annual meeting, will be given an opportunity to make a statement if he or she desires and is expected to be available to respond to appropriate questions. Notwithstanding ratification by the shareholders, the Audit Committee reserves the right to replace our independent registered public accounting firm at any time.

The ratification of the appointment of our independent registered public accounting firm will be determined by the vote of a majority of the votes cast on the proposal (excluding abstentions), which means that the number of shares voted "for" the proposal must exceed the number of shares voted "against" the proposal for ratification of the appointment.

 The Board of Directors unanimously recommends a vote **FOR** Proposal 3, the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2021.

# The Audit Committee's Consideration of Independence of Independent Registered Public Accounting Firm

The Audit Committee has reviewed the nature of the non-audit services provided by EY and has concluded that these services are compatible with maintaining the firm's ability to serve as our independent registered public accounting firm. Additionally, as part of the Audit Committee's overall review of EY, it is directly involved in the selection of the auditor's lead engagement partner in conjunction with the periodic, mandated rotation of the lead partner.

# Independent Registered Public Accounting Firm's Fees

The Audit Committee oversees the negotiation of fees associated with our retention of EY. The following table presents fees billed for all professional services provided by EY for the audit of our consolidated financial statements for the years ended December 31, 2020 and 2019, and fees billed for other services rendered by EY during those periods.

| | Fiscal Year | |
| --- | --- | --- |
| Fee Category | 2020 | 2019 |
| Audit fees[1] | $14,945,000 | $13,681,000 |
| Audit-related fees[2] | 3,780,000 | 2,318,000 |
| Tax fees[3] | 730,000 | 242,000 |
| All other fees[4] | 13,000 | 20,000 |
| Total: | $19,468,000 | $16,261,000 |

(1) Audit fees consisted principally of fees for audit work performed on our consolidated financial statements, the audit of the effectiveness of our internal control over financial reporting as of each respective year-end, review of the quarterly financial statements, insurance statutory audits, other required audits, comfort letter procedures, review of registration statements and periodic reports filed with the SEC and other accounting and reporting consultation.

(2) Audit-related fees consisted principally of fees for review of service organization controls, regulatory examinations, employee benefit plan audits, due diligence and other audit-related services.

(3) Tax fees consisted principally of fees for tax compliance and tax advice.

(4) All other fees represent fees for advisory services related to certain corporate functions and accounting research tools.

# Audit Committee Pre-Approval Policy

The Audit Committee of the Board has adopted a policy concerning the pre-approval of audit and non-audit services. Pursuant to this policy, unless a type of service to be provided by the independent registered public accounting firm was approved in connection with the audit engagement letter, such service must be pre-approved by the Audit Committee. In addition, the Audit Committee has delegated its authority to pre-approve engagements of up to a pre-established threshold to the Chair of the Audit Committee. The Chair reports any pre-approval decisions to the Audit Committee at the next regularly scheduled meeting of the Audit Committee. All services performed by EY were approved by the Audit Committee and/or pursuant to the Audit Committee pre-approval policy.

# Audit Committee Report

The Audit Committee of the Board is composed of the five members set forth below. The Board has determined that each current member of the Audit Committee is an "independent director" and, with the exception of Mr. Dixon, an "audit committee financial expert" as defined by the SEC. The Audit Committee operates under a written charter adopted by the Board, which details the responsibilities of the Audit Committee.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board. The Company's management is responsible for the Company's financial statements and reporting process, including the system of internal controls, and has represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles. The independent registered public accounting firm is responsible for performing an independent audit of the Company's annual consolidated financial statements and expressing an opinion on the conformity of those audited consolidated financial statements with U.S. generally accepted accounting principles, as well as expressing an opinion on the effectiveness of the Company's internal control over financial reporting.

In fulfilling its responsibilities, the Audit Committee has reviewed and discussed the audited consolidated financial statements with the Company's management and the independent registered public accounting firm. This review included a discussion of the quality and acceptability of the Company's financial reporting and controls, including the clarity of disclosures in the consolidated financial statements. The Audit Committee also reviewed, and discussed with management and the independent registered public accounting firm, management's report and the independent registered public accounting firm's report and audit of the Company's internal control over financial reporting.

The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the applicable rules of the Public Company Accounting Oversight Board ("PCAOB") and the SEC, including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. In addition, the Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm its independence from the Company and its management.

The Audit Committee further discussed with the Company's internal auditors and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee meets periodically with the internal auditors and independent registered public accounting firm, with and without management present, to discuss the results of their audits, their evaluations of the Company's internal control over financial reporting and the overall quality of the Company's financial reporting.

Based on the reviews and discussions referred to above, the Audit Committee recommended, and the Board approved, the inclusion of the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2020 as filed with the SEC.

**Audit Committee**

Lewis Hay, III, Chair
R. Kerry Clark
Robert L. Dixon, Jr.
Antonio F. Neri
Elizabeth E. Tallett

# Security Ownership of Certain Beneficial Owners and Management

## Stock Held by 5% or More Beneficial Owners

The following table and notes provide information about each person known by us to own beneficially more than five percent of our common stock as of December 31, 2020, according to reports filed with the SEC by these beneficial owners.

| Name and Address of Beneficial Owner | Amount and Nature of Beneficial Ownership | Percent of Class |
|---|---|---|
| BlackRock, Inc.[1]<br>55 East 52nd Street<br>New York, NY 10055 | 22,413,809 | 9.0% |
| The Vanguard Group[2]<br>100 Vanguard Boulevard<br>Malvern, PA 19355 | 18,954,574 | 7.6% |

(1) Information based on a Schedule 13G/A filed with the SEC on January 29, 2021, by BlackRock, Inc. ("BlackRock"), a parent holding company or control person. BlackRock has (a) sole power to dispose or direct the disposition of 22,413,809 shares of our common stock; and (b) sole power to vote or direct the vote of 19,870,592 shares of our common stock.

(2) Information based on a Schedule 13G/A filed with the SEC on February 10, 2021 by The Vanguard Group ("Vanguard"), a registered investment advisor. Vanguard has (a) sole power to dispose or direct the disposition of 17,854,556 shares of our common stock; (b) shared power to dispose or direct the disposition of 1,100,018 shares of our common stock; and (c) shared power to vote or direct the vote of 418,115 shares of our common stock.

# Stock Held by Directors, Nominees and Executive Officers

Except as otherwise noted, the following table sets forth the number of shares of our common stock beneficially owned as of February 1, 2021, by:

- each of our directors or nominees,
- each of our NEOs, and
- all current directors and executive officers as a group.

Except as otherwise indicated below, each individual directly owns the shares indicated and has sole investment and sole voting power. The table includes shares that may be purchased pursuant to stock options that are currently exercisable or exercisable within 60 days of February 1, 2021 ("exercisable options") and shares of common stock underlying unvested RSUs and unvested PSUs that will vest within 60 days of February 1, 2021 ("vested restricted stock units" and "vested performance stock units," respectively). As of February 1, 2021, 256,895,217 shares of our common stock were issued and outstanding.

| Name | Number of Shares Owned[1] | Number of Shares Supplementally Owned[2] | Total Number of Shares Beneficially Owned | Percent of Class |
|---|---|---|---|---|
| R. Kerry Clark | — | 7,261 | 7,261 | * |
| Robert L. Dixon, Jr. | 5,065 | 4,503 | 9,568 | * |
| Lewis Hay, III | — | 9,128 | 9,128 | * |
| Julie A. Hill | — | 32,521 | 32,521 | * |
| Bahija Jallal | — | 2,409 | 2,409 | * |
| Antonio F. Neri | — | 2,546 | 2,546 | * |
| Ramiro G. Peru | 6,267 | 4,503 | 10,770 | * |
| Ryan M. Schneider | — | 1,221 | 1,221 | * |
| Elizabeth E. Tallett | — | 8,513 | 8,513 | * |
| Gail K. Boudreaux[3] | 126,988 | 83,578 | 210,566 | * |
| John E. Gallina | 93,155 | 26,268 | 119,423 | * |
| Peter D. Haytaian | 110,449 | 30,578 | 141,027 | * |
| Gloria M. McCarthy | 86,462 | 26,268 | 112,730 | * |
| Felicia F. Norwood | 20,678 | 1,743 | 22,421 | * |
| Other Executive Officers | 24,921 | 5,673 | 30,594 | * |
| All current directors and executive officers as a group (18 persons) | 473,985 | 246,713 | 720,698 | * |

\* *Less than 1%*

(1) Includes the following exercisable options to purchase shares of our common stock: Ms. Boudreaux — 94,037; Mr. Gallina — 59,876; Mr. Haytaian — 88,042; Ms. McCarthy — 50,288; Ms. Norwood — 17,193; and 331,365 for all current directors and executive officers as a group.

(2) For directors, other than Ms. Boudreaux, this number represents the number of deferred shares which will be converted into common stock upon the lapse of the deferral period, and are considered owned under our stock ownership guidelines for directors. For executive officers, this number represents the following vested restricted stock units: Ms. Boudreaux — 10,338; Mr. Gallina — 3,046; Mr. Haytaian — 7,356; Ms. McCarthy — 3,046; Ms. Norwood — 1,743; and 31,202 for all current executive officers as a group; and the following vested performance stock units: Ms. Boudreaux — 73,240; Mr. Gallina — 23,222; Mr. Haytaian — 23,222; Ms. McCarthy — 23,222; and 142,906 for all current executive officers as a group.

(3) Includes 60 shares held in a revocable trust of which Ms. Boudreaux's spouse is the trustee.

# Information on Voting and the Annual Meeting

## Voting and Meeting Information

### Record Date and Quorum

At the close of business on March 22, 2021, the record date for the annual meeting, there were 244,911,524 shares of our common stock outstanding and entitled to vote at the annual meeting.

In order for business to be conducted at the annual meeting, 25% of the votes entitled to be cast on a matter, represented in person or by proxy, must be present.

### Vote Required

You will have one vote for each share held. Shares of our common stock represented by properly executed proxies will be voted at the annual meeting in accordance with the choices indicated on the proxy. Abstentions on a specific proposal will be considered as present at the annual meeting and will be counted for purposes of determining whether a quorum is present.

If you provide specific voting instructions, your shares will be voted as you instruct. **If you sign, date and return your proxy card, but do not provide instructions, your shares will be voted:**

- **FOR Proposal 1 — election of each director nominee**
- **FOR Proposal 2 — advisory vote to approve the compensation of our Named Executive Officers**
- **FOR Proposal 3 — ratification of the appointment of our independent registered public accounting firm for 2021**

Each proposal at the annual meeting will be approved if the proposal receives more votes "for" than "against." For the election of directors, the number of shares voted "for" a director nominee must exceed the number of shares voted "against" such nominee. If any nominee for director is unable or unwilling to accept the nomination or election, then the proxies may nominate such other person as director as they may determine in their discretion, in which event the shares will be voted for such other person. Alternatively, the Board may decide to reduce the number of directors constituting the full Board.

Abstentions will have no effect on the outcome of any proposal. If your shares of our common stock are held in street name, and you do not provide your broker with voting instructions, your broker has the discretion to vote your shares of common stock for or against Proposal 3 only, the ratification of the appointment of our independent registered public accounting firm for 2021, and not any of the other proposals. If your broker does not have discretion to vote your common stock without your instructions, this is referred to as a "broker non-vote." Broker non-votes will not be considered as votes cast on, and will have no effect on the outcome of, the remaining proposals other than Proposal 3.

### Shareholders

Shares of our common stock may be held directly in your own name or may be held beneficially through a broker, bank or other nominee in street name. Summarized below are some distinctions between shares held of record and those owned beneficially.

**Shareholder of Record —** If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered the shareholder of record, and we are providing proxy materials directly to you. As the shareholder of record, you have the right to vote at the annual meeting or to grant your voting proxy to the persons designated by us or a person you select.

**Beneficial Owner —** If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of the shares (known as ownership in "street name"), and you have been provided proxy materials from your broker, bank or other nominee who is considered the shareholder of record. As the beneficial owner, you have the right to direct the broker, bank or nominee on how to vote your shares and are also invited to attend the annual meeting. Your broker, bank or nominee is obligated to provide you with a voting instruction form for you to use. If you are a beneficial owner and have not voted your shares prior to the meeting as outlined below, you may log in to the live audio webcast with your control number located on your voting instruction form or E-Proxy Notice to vote during the meeting. Alternatively, you may contact your bank, broker or nominee and request a legal proxy and then register in advance no later than 5:00 p.m., Eastern Daylight Time, on May 21, 2021 to vote at the annual meeting, as described in "Attending the Annual Meeting" on page 80. If you choose to request a legal proxy, any previous vote will be revoked, and you will need to revote at the annual meeting.

**Associate Shareholder** — If you participate in the 401(k) Plan and you are invested in our common stock fund (the "Anthem Stock Fund") in your account, you may give voting instructions to Vanguard Fiduciary Trust Company, the Plan trustee, as to the number of shares of common stock equivalent to the interest in the Anthem Stock Fund credited to your account as of the most recent valuation date coincident with or preceding the record date. The trustee will vote such shares in accordance with your instructions received by May 21, 2021 at 11:59 p.m., Eastern Daylight Time. You will not be able to vote shares allocated to your 401(k) Plan account in person at the annual meeting. You may also revoke previously given voting instructions by May 21, 2021 at 11:59 p.m., Eastern Daylight Time, by filing with the trustee either written notice of revocation or a properly completed and signed proxy card bearing a later date. Your voting instructions will be kept confidential by the trustee. Newport Trust Company ("Newport Trust") has been appointed as an independent fiduciary and investment manager for the Anthem Stock Fund. Voting uninstructed shares of our common stock in the Anthem Stock Fund is one of Newport Trust's responsibilities. As a result, if you do not send instructions for a proposal, as provided in the 401(k) Plan document, Newport Trust will vote the number of shares equal to the share equivalents credited to your account as recommended by the Board of Directors in this proxy statement, unless voting as so recommended would violate Newport Trust's fiduciary duty with respect to the Anthem Stock Fund.

## Voting

Whether or not you plan to participate in the annual meeting, we urge you to vote in advance of the meeting. Please refer to the instructions below and in the Notice of Internet Availability of Proxy Materials (the "E-Proxy Notice"). If you are an associate participating in the 401(k) Plan, please see the voting instruction deadlines above under "Shareholders — Associate Shareholder."

| | |
|---|---|
| **By Internet** | If you are a shareholder of record, you may vote through the internet by going to www.envisionreports.com/antm and following the instructions. You will need to have the E-Proxy Notice or, if you received a printed copy of the proxy materials, your proxy card, available when voting. If you are a beneficial owner, you may vote through the internet by going to www.proxyvote.com and following the instructions. **If you vote through the internet, you do not need to return a proxy card or voting instruction form.** |
| **By Telephone** | If you are a shareholder of record, you may vote by touchtone telephone by calling (800) 652-8683 in the United States, U.S. territories or Canada or (781) 575-2300 from outside the United States, U.S. territories and Canada. If you are a beneficial owner, please vote by using the telephone number that is shown on your voting instruction form. You will need to have your E-Proxy Notice or, if you received a printed copy of the proxy materials, your proxy card or voting instruction form, available when voting. **If you vote by telephone, you do not need to return a proxy card or voting instruction form.** |
| **By Mail** | If you received a printed copy of our proxy materials, you may vote by signing and dating your proxy card or voting instruction form and mailing it in the enclosed postage-prepaid envelope. If you received the E-Proxy Notice and would like to obtain a proxy card or voting instruction form, please follow the instructions on the E-Proxy Notice for requesting a paper or email copy of our proxy materials. |
| **With Your Smartphone** | Scan the QR code that is located on your proxy card, E-Proxy Notice or voting instruction form to vote with your smartphone. |
| **Through the Live Audio Webcast of the Annual Meeting of Shareholders** | If you are a shareholder of record and have already voted your shares through one of the methods outlined above, there is no need to vote those shares during the meeting. If you are a shareholder of record and have not voted your shares prior to the meeting as outlined above, you may log in to the live audio webcast with your control number located on your proxy card or E-Proxy Notice to vote during the meeting.<br><br>If you are a beneficial owner and have not voted your shares prior to the meeting as outlined above, you may log in to the live audio webcast with your control number located on your voting instruction form or E-Proxy Notice to vote during the meeting. Alternatively, you may contact your bank, broker or nominee and request a legal proxy and then register in advance no later than 5:00 p.m., Eastern Daylight Time, on May 21, 2021 to vote at the annual meeting. If you choose to request a legal proxy, any previous vote will be revoked, and you will need to revote at the annual meeting. |

**Changing Your Vote** — You may revoke your proxy at any time prior to the annual meeting. If you provide more than one proxy, the proxy having the latest date will revoke any earlier proxy.

## Internet Availability of Proxy Materials

We are using the "e-proxy" rules adopted by the SEC to furnish proxy materials to shareholders through a "notice only" model using the internet. This allows us to reduce costs by delivering to shareholders an E-Proxy Notice and providing online access to the documents.

If you received an E-Proxy Notice by mail, you will not receive a printed copy of our proxy materials unless you specifically request one as set forth below. The E-Proxy Notice instructs you on how to access and review the important information contained in the proxy statement and our 2020 Annual Report on Form 10-K, as well as how to submit your proxy through the internet. On or about April 9, 2021, we mailed a printed copy of our proxy materials to our shareholders who had requested them and mailed the E-Proxy Notice to all of our other shareholders.

This proxy statement, the form of proxy and voting instructions are being made available to shareholders on or about April 9, 2021 at www.envisionreports.com/antm for shareholders of record and www.proxyvote.com for beneficial owners. If you are a shareholder of record and received the E-Proxy Notice and would still like to receive a printed copy of the proxy materials, you may request a printed copy of this proxy statement and the form of proxy by any of the following methods: (a) telephone at (866) 641-4276 in the United States, Canada or Puerto Rico or at (781) 575-2879 from outside the United States, Canada and Puerto Rico; (b) internet at www.envisionreports.com/antm; or (c) email at *investorvote@computershare.com*. If you are a beneficial owner and received the E-Proxy Notice and would still like to receive a printed copy of the proxy materials, you may request a printed copy of this proxy statement and the form of proxy by any of the following methods: (a) telephone at (800) 579-1639; (b) internet at www.proxyvote.com; or (c) email at *sendmaterial@proxyvote.com*.

 ## Voluntary Electronic Delivery of Proxy Materials

We encourage shareholders to voluntarily elect to receive all proxy materials, including the E-Proxy Notice, electronically. This gives you fast and convenient access to your proxy materials, reduces our impact on the environment and reduces printing and mailing costs.

- If you are a shareholder of record, please visit www.envisionreports.com/antm to enroll in e-delivery. You may also log in to your Computershare Investor Center account at any time to enroll in e-delivery.

- If you are a beneficial owner, please visit www.proxyvote.com to enroll in e-delivery or contact your broker, bank or other nominee to determine if e-delivery is available.

## Inspector of Election

Computershare Trust Company, N.A. has been appointed Inspector of Election for the annual meeting. The Inspector of Election will determine the number of shares outstanding, the shares represented at the annual meeting, the existence of a quorum, and the validity of proxies and ballots, and will count all votes and ballots.

## Confidentiality of Votes

The vote of each shareholder is held in confidence, except (a) as necessary to meet applicable legal requirements and to assert or defend claims for or against the Company; (b) if there is a contested proxy solicitation; (c) if a shareholder makes a written comment on the proxy card or otherwise communicates his or her vote to management; or (d) as necessary to allow the Inspector of Election to resolve any dispute about the authenticity or accuracy of a proxy card, consent, ballot, authorization or vote and to allow the Inspector of Election to certify the results of the vote.

## Householding

Shareholders who share the same last name and address may receive only one copy of the E-Proxy Notice unless we receive contrary instructions from any shareholder at that address. This is referred to as "householding." If you prefer to receive multiple copies of the E-Proxy Notice at the same address, additional copies will be provided to you promptly upon written or oral request, and if you are receiving multiple copies of the E-Proxy Notice, you may request that you receive only one copy. Please address requests for a copy of the E-Proxy Notice to our Secretary, Anthem, Inc., 220 Virginia Avenue, Mail No. IN0204-A381, Indianapolis, Indiana 46204 or telephone (800) 985-0999. If you are a beneficial owner, please contact your broker, bank or other nominee for assistance.

## Additional Information

Our Board has not received notice of any, and knows of no, matters other than those described in the attached Notice of Annual Meeting of Shareholders, which are to be brought before the annual meeting. If other matters properly come before the annual meeting, it is the intention of the persons named as proxies to vote such proxy in accordance with their judgment on such matters.

**Shareholders may receive, without charge, a copy of our 2020 Annual Report on Form 10-K, including consolidated financial statements, as filed with the SEC (which is our Annual Report to Shareholders). Please address requests for a copy of our 2020 Annual Report on Form 10-K to our Corporate Secretary, Anthem, Inc., 220 Virginia Avenue, Mail No. IN0204-A381, Indianapolis, Indiana 46204.** Our 2020 Annual Report on Form 10-K is also available on our website at https://ir.antheminc.com/financial-information/sec-filings.

## Attending the Annual Meeting

Due to the ongoing public health impact of the COVID-19 pandemic, and to provide a safe experience for our shareholders, associates and the community, the annual meeting will be held in a virtual format only, via live audio webcast. You will not be able to physically attend the annual meeting. The Board of Directors and certain members of management will attend the annual meeting in the same manner.

| | |
|---|---|
| **VIRTUAL ANNUAL MEETING VIA LIVE AUDIO WEBCAST** | Meeting Date and Time: Wednesday, May 26, 2021 at 9:00 a.m. Eastern Daylight Time<br>Meeting Access: www.meetingcenter.io/267442224<br>Meeting Password: ANTM2021<br><br>The audio webcast is compatible with all common web browsers and may be viewed on mobile devices. Online access to the audio webcast will open 15 minutes prior to the start of the annual meeting to allow time to log in and test your device's audio system. We encourage you to access the meeting in advance of the designated start time. After log in, click on the Broadcast Bar to listen to the webcast. |
| **HOW TO PARTICIPATE IN THE ANNUAL MEETING AS A SHAREHOLDER** | To log in to the webcast as a shareholder of record or an associate shareholder, visit the meeting access link. You will be asked to accept Computershare's Terms and Conditions and Privacy Policy. Click "I have a Control Number" and provide your control number from your E-Proxy Notice or proxy card and the meeting password as your login.<br><br>If you are a beneficial owner and you would like to participate as a shareholder, you have two options. First, you may log in to the live audio webcast with your control number located on your voting instruction form or E-Proxy notice provided by your broker, bank or nominee. Alternatively, you may register in advance, which will require to you to contact your bank, broker, or other nominee and request a legal proxy, and you must submit the legal proxy along with your name and email address to Computershare at *legalproxy@computershare.com*. **Requests for registration must be labeled "Legal Proxy" in the subject line and be received no later than 5:00 p.m., Eastern Daylight Time, on May 21, 2021.** You will receive a confirmation email from Computershare of your registration with a control number that may be used with the meeting access link above to join the annual meeting as a shareholder. |
| **HOW TO PARTICIPATE IN THE ANNUAL MEETING AS A GUEST WITHOUT A CONTROL NUMBER** | To log in to the webcast as a guest, visit the meeting access link. You will be asked to accept Computershare's Terms and Conditions and Privacy Policy. Click "Join as a Guest" and provide your first and last name and your email address. If you attend as a guest, you will not have the option to vote your shares or submit questions during the meeting. |
| **HOW TO PARTICIPATE WITHOUT INTERNET ACCESS** | If you do not have internet access and want to listen to the annual meeting, please contact Anthem Shareholder Services at *shareholder.services@anthem.com* or call (800) 985-0999 by no later than 5:00 p.m., Eastern Daylight Time, on May 21, 2021 for alternative access instructions. You will not be able to vote your shares during the meeting. |
| **AGENDA AND RULES OF CONDUCT** | The meeting agenda and rules of conduct and procedures will be posted to the webcast portal and available to shareholders and guests. |
| **TECHNICAL DIFFICULTIES AND GENERAL QUESTIONS ABOUT THE ANNUAL MEETING** | For technical difficulties logging into the webcast, click the "Attendance Instruction" button that is located on the meeting webcast, which will provide a phone number for assistance: US & Canada: (888) 724-2416 and Other: (781) 575-2748. This link also will provide system requirements. For technical difficulties once logged into the webcast, click the "Help" button in the upper right hand side of the Broadcast screen from within the live webcast of the annual meeting.<br><br>For general questions about the annual meeting, email Anthem Shareholder Services at *shareholder.services@anthem.com* or call (800) 985-0999. |

## Submitting Questions during the Annual Meeting

If a shareholder wishes to address the annual meeting with respect to one of the matters in the agenda to be voted on at the meeting, such comment or question can be submitted during the meeting, at or before the time the matter is before the meeting for consideration. Only shareholders, or their proxy holders, who provide a valid control number are permitted to submit questions while participating in the annual meeting. After logging into the live webcast as a shareholder, click on the messages icon to submit a question or comment and click "Submit". The Chair of the Board, or her designee, will address appropriate comments or questions related to agenda matters.

If a shareholder wishes to ask a question after the formal business portion of the annual meeting during the question and answer session, such question can be submitted at any time during the meeting. To allow us to answer questions from as many shareholders as possible, we will limit each shareholder to two questions. Please ensure questions are concise and cover only one topic per question. We do not intend to address questions with inappropriate language, which are derogatory, or those regarding topics which are not pertinent to the meeting or the conduct of the Company's operations. Questions from multiple shareholders on the same topic or that are otherwise related may be grouped, summarized and answered together.

## Cost of Solicitation

We will bear the cost of the solicitation of proxies and have engaged Alliance Advisors to assist in the solicitation of proxies. Alliance Advisors will receive a fee of approximately $10,500 plus reasonable out-of-pocket expenses for this work. We also will reimburse banks, brokers or other custodians, nominees and fiduciaries for their expenses in forwarding the proxy materials to beneficial owners and seeking instruction with respect thereto. In addition, our directors, officers or other associates, without additional compensation, may solicit proxies from shareholders in person, or by telephone, facsimile transmission or other electronic means of communication.

# Shareholder Proposals and Nominations for Next Year's Annual Meeting

**Shareholder Proposals and Nominations for Inclusion in Our Proxy Materials** — Pursuant to SEC Rule 14a-8, shareholder proposals for inclusion in our proxy materials for the 2022 annual meeting of shareholders must be received by our Secretary at Anthem, Inc., 220 Virginia Avenue, Mail No. IN0204-A381, Indianapolis, Indiana 46204, no later than December 10, 2021. Such proposals need to comply with SEC regulations regarding the inclusion of shareholder proposals in our sponsored proxy materials.

Our Bylaws provide that a shareholder, or group of up to 20 shareholders, owning continuously for at least three years shares of our common stock representing an aggregate of at least 3% of our outstanding shares, can nominate and include in our proxy materials director nominees constituting up to the greater of 20% of our Board or two individuals, provided that the shareholder(s) and nominee(s) satisfy the requirements in our Bylaws. Any proxy access nominees serving on the Board and who will continue serving on the Board after the applicable annual meeting count toward the maximum number of nominees. To be timely, notice of proxy access director nominees must be delivered by the close of business to our Secretary at Anthem, Inc., 220 Virginia Avenue, Mail No. IN0204-A381, Indianapolis, Indiana 46204, not less than 90 nor more than 150 days prior to the first anniversary of the date the definitive proxy statement was first sent to shareholders in connection with the preceding year's annual meeting of shareholders. For the 2022 annual meeting of shareholders, notice of proxy access director nominees must be received no earlier than November 10, 2021 and no later than January 9, 2022. In the event the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary of the previous year's annual meeting of shareholders, or if no annual meeting was held in the preceding year, notice of proxy access director nominees must be delivered no earlier than the close of business on the 150th day prior to such annual meeting and not later than the close of business on the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

**Other Shareholder Proposals and Nominations** — Our Bylaws also establish an advance notice procedure relating to director nominations and shareholder proposals that are not submitted for inclusion in the proxy statement, but that the shareholder instead wishes to present directly at the annual meeting. To be properly brought before the 2022 annual meeting of shareholders, the shareholder must give timely written notice of the nomination or proposal to our Secretary along with the information required by our Bylaws. To be timely, a shareholder's notice must be delivered to our Secretary at the address listed above not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting. For the 2022 annual meeting of shareholders, such notice must be delivered no earlier than January 26, 2022 and no later than February 25, 2022. In the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the shareholder must be delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. The notice must contain specified information about each nominee or the proposed business and the shareholder making the nomination or proposal.

**Copy of Bylaw Provisions** — The specific requirements of these advance notice and eligibility provisions are set forth in Sections 1.5, 1.6 and 1.16 of our Bylaws. Our Bylaws are available on our website at https://ir.antheminc.com/governance-corporate-documents.

# Incorporation by Reference

Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act of 1933, as amended, or the Exchange Act that may incorporate future filings (including this proxy statement, in whole or in part), the sections of this proxy statement entitled "Audit Committee Report" and "Compensation and Talent Committee Report" do not constitute soliciting material and should not be deemed filed with the SEC or incorporated by reference in any such filings.

The information on, or accessible through, our website, www.antheminc.com, www.anthemcorporateresponsibility.com, or @AnthemInc on Twitter, is not, and should not be deemed to be, a part of this proxy statement.

By Order of the Board of Directors,

*Kathy S. Kiefer*

**Kathleen S. Kiefer**
Corporate Secretary

# Annex A — Anthem, Inc. GAAP Reconciliation

*(Unaudited)*

Anthem, Inc. ("Anthem," "we," "us" or "our") has referenced "Adjusted Net Income," "Adjusted Net Income Per Diluted Share," and "Operating Gain", which are non-GAAP measures, in this document. These non-GAAP measures are not intended to be alternatives to any measure calculated in accordance with GAAP. Rather, these non-GAAP measures are intended to aid investors in understanding and analyzing our core operating results and comparing our financial results. The table below reconciles these measures, as reported, to the most directly comparable measure calculated in accordance with GAAP.

| (In millions, except per share data) | Year Ended December 31, 2020 | Year Ended December 31, 2019 | Year Ended December 31, 2018 |
|---|---|---|---|
| Net income | $4,572 | $ 4,807 | $3,750 |
| Add / (Subtract): | | | |
| Net realized (gains) / losses on financial instruments | (182) | (67) | 206 |
| Amortization of other intangible assets | 361 | 338 | 358 |
| Business optimization charges | 653 | — | — |
| BCBSA litigation settlement | 548 | — | — |
| Transaction and integration related costs | 49 | 11 | 9 |
| Litigation expenses | 40 | 52 | — |
| Loss on extinguishment of debt | 36 | 2 | 11 |
| Tax impact of non-GAAP adjustments | (360) | (84) | (135) |
| Net adjustment items | 1,145 | 252 | 449 |
| Adjusted net income | $5,717 | $ 5,059 | $4,199 |
| | | | |
| Net income per diluted share | $17.98 | $ 18.47 | $14.19 |
| Add / (Subtract): | | | |
| Net realized (gains) / losses on financial instruments | (0.72) | (0.26) | 0.78 |
| Amortization of other intangible assets | 1.42 | 1.30 | 1.36 |
| Business optimization charges | 2.57 | — | — |
| BCBSA litigation settlement | 2.15 | — | — |
| Transaction and integration related costs | 0.19 | 0.04 | 0.03 |
| Litigation expenses | 0.16 | 0.20 | — |
| Loss on extinguishment of debt | 0.14 | 0.01 | 0.04 |
| Tax impact of non-GAAP adjustments | (1.42) | (0.32) | (0.51) |
| Rounding impact | 0.01 | — | — |
| Net adjustment items | 4.50 | 0.97 | 1.70 |
| Adjusted net income per diluted share | $22.48 | $ 19.44 | $15.89 |
| | | | |
| Income before income tax expense | $6,238 | $ 5,985 | $5,068 |
| Add / (Subtract) | | | |
| Net investment income | (877) | (1,005) | (970) |
| Net realized (gains) / losses on financial instruments | (182) | (67) | 206 |
| Interest expense | 784 | 746 | 753 |
| Amortization of other intangible assets | 361 | 338 | 358 |
| Loss on extinguishment of debt | 36 | 2 | 11 |
| Net adjustment items | 122 | 14 | 358 |
| Operating Gain | $6,360 | $ 5,999 | $5,426 |



# Corporate Responsibility Recognitions & Ratings



Member of
## Dow Jones
## Sustainability Indices

Powered by the S&P Global CSA

Anthem, Inc. was named to the 2020 Dow Jones Sustainability North America and World Indices (DJSI). This marks the third consecutive year Anthem has been recognized by the DJSI for leadership in sustainability.

Anthem, Inc. is committed to supporting gender equality and was included in the 2021 Bloomberg Gender-Equality Index for the second consecutive year.

 **#1** IN HEALTH CARE PROVIDERS

Forbes 2021

Anthem, Inc. was included in the Forbes JUST 100 list for a second consecutive year, continuing to rank first in the health care providers and services category.



## FTSE4Good

Anthem, Inc. was included in the FTSE4Good Index (FTSE Russell), 2018 – 2020.



Anthem, Inc. was recognized in 2020 as a Great Place to Work with 83% of associates saying that Anthem is a great place to work.



Anthem, Inc. was recognized for diversity best practices by the Working Mother Research Institute, 2017 – 2020.



Anthem, Inc. was recognized as a Military Friendly Employer, 2010 – 2021.



Anthem, Inc. was recognized as a Leading Disability Employer by the National Organization on Disability, 2017 – 2020.



Anthem, Inc. has a perfect 1/1/1 QualityScore from Institutional Shareholder Services (ISS), ranking first in the managed healthcare sector (as of February 2021).

 **#1** IN MANAGED HEALTHCARE COMPANIES

Anthem, Inc. has been named a 2021 ESG Industry Top-Rated Company by Sustainalytics. In addition, Anthem is ranked first in the managed healthcare subindustry for lowest ESG risk and second out of nearly 500 global companies in the healthcare industry (as of February 2021).

